SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640

For the month of November, 2004

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

Unibanco - União de Bancos Brasileiros S.A.
and Unibanco - União de Bancos Brasileiros S.A.
and Subsidiary Companies

Quarterly Financial Information
for the Quarter Ended September 30, 2004

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
AND UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES
IFT - QUARTERLY FINANCIAL INFORMATION – SEPTEMBER 30, 2004

INDEX

Financial Statements

7001 Management Report
7002 Balance Sheet
7003 Statement of Income
7004 Statement of Changes in Stockholders' Equity
7005 Statement of Changes in Financial Position
7006 Consolidated Balance Sheet
7007 Consolidated Statement of Income
7008 Consolidated Statement of Changes in Stockholders' Equity
7009 Consolidated Statement of Changes in Financial Position
7010 Financial Group Balance Sheet
7011 Financial Group Statement of Income
7012 Financial Group Statement of Changes in Financial Position
7013 Financial Economic Group – CONEF

Notes to the Financial Statements and Other Information

7014 Notes to the Quarterly Financial Information

Investments in Subsidiaries and Associated Companies

7015 Investments in Subsidiaries and Associated Companies

Funding and Investment Policies

7016 Marketable Securities by Type and Maturity
7017 Marketable Securities by Balance Sheet Account and Maturity
7018 Concentration of Marketable Securities, Lending Operations Portfolio and Deposits
7019 Maturity of Lending Operations Portfolio
7020 Flow of Lending Operations Portfolio
7021 Geographical Distribution of Lending Operations Portfolio and Deposits
7022 Risk Level of Lending Operations Portfolio
7023 Lending Operations Portfolio by Index
7024 Credit Assignment
7025 Lending Operations Portfolio by Amount and Risk Level
7026 Fixed Assets
7027 Funding by Maturity

Risk Management

7028 Operational Limits

Complemental Statistical Information

7029 Branches Financial Information
7030 Taxes and Charges
7031 Correspondent Banks Transactions
7032 Changes on client demand accounts by check and electronic transactions

Independent Accountants' Limited Review Report

7033 Independent Accountants' Limited Review Report

Other Information needed to Supervision of Activities

7034 Provisions
7035 Capital
7036 Cash Dividends Paid
7037 Changes on Capital in the Reference Period
7038 Commitments and Guarantees
7039 Assets and Liabilities Denominated in Foreign Currency
7040 Comments on Performance and Prospects

7001 — MANAGEMENT REPORT

RETAIL

Branches Network

At the end of the third quarter of 2004, Unibanco had 868 branches and 397 corporate-site branches. Checking account holders plus investors in saving accounts and retirees reached, at the end of September 2004, 6.3 million clients under Unibanco’s brand. The average number of products per checking account holder stood at 6.5.

The highlight of the period was the balance of R$1,030 million in the Superpoupe’s portfolio. “Superpoupe” is a time deposit certificate with cost of funding of TR (Taxa de Referência) + 9.5% per year, less than the cost of a traditional time deposit certificate.

The Consumer Companies

Unibanco’s Consumer Companies focus in the credit card and consumer finance segments. They are formed by Unicard, Fininvest, PontoCred (a partnership established with Globex-Ponto Frio stores), LuizaCred (a partnership with Magazine Luiza department store chain), Creditec, Hipercard and by the partnerships with Tricard and Sonae.

Unicard

Unicard’s credit card business had earnings of R$27 million in the third quarter of 2004.

Billings, measured in terms of volume of purchases and withdrawals, reached R$1,722 million in the third quarter of 2004. The credit portfolio reached R$1,082 million in the quarter. In September 2004, the number of cards issued stood at 4.5 million.

HiperCard

HiperCard, the credit card business from Bompreço supermarket chain and acquired by Unibanco in March 2004, had earnings of R$36 million in the third quarter of 2004. ROAE was 87.9% in the quarter. In September 2004, Hipercard’s credit portfolio stood at R$894 million. The company had more than 66 thousand affiliated stores, 2.6 million cards and 1.8 million clients.

Credicard Group

The Credicard Group – formed by Credicard, Redecard, and Orbitall — contributed with R$47 million to Unibanco’s results in the third quarter of 2004. Credicard’s credit portfolio was R$3,942 million in September 2004, of which 33.3% was consolidated at Unibanco (R$1,314 miilion).

On November 8, Unibanco, Citibank and Itaú announced a shareholder restructuring of the Credicard Group that shall be completed until the end of 2004. The restructuring is subject to certain agreed upon conditions among the partners. According to this restructuring, Unibanco will transfer its interest in Credicard to Itaú and Citibank. Each of the companies will hold 50% of Credicard’s capital stock. Citibank and Unibanco will sell their interest in Orbitall to Itaú. Redecard’s current shareholder structure will remain the same. The above-mentioned transactions, once effective, should generate to Unibanco pre-tax non-operational net income of approximately R$1.4 billion, which will be primarily offset by the amortization of goodwill balances.

Fininvest

Fininvest contributed with R$45 million equity income in the third quarter of 2004.

The company ended the third quarter of 2004 with R$1,394 million in the credit portfolio. Revenues in the quarter reached R$1,151 million.

Active customers totaled 4.6 million at the end of September, when Fininvest had 209 stores and 9,979 points-of-sale.

LuizaCred

LuizaCred, a Fininvest subsidiary, posted earnings of R$6 million in the third quarter of 2004. Billings reached R$189 million in the third quarter of 2004. The company ended September 2004 with 1.3 million active customers and R$358 million in the loan portfolio. The company has presence at 198 Magazine Luiza’s points of sale and at 52 Lojas Arno points of sale, which were recently acquired by Magazine Luiza.

PontoCred

PontoCred posted net income of R$12 million in the third quarter of 2004. At the end of September 2004, the loan portfolio totaled R$844 million. The total number of active customers reached 3.4 million in September 2004. PontoCred has presence at the 338 Ponto Frio points of sale.

Sonae

In August 2004, Unibanco and Sonae signed a partnership for the establishment of a credit company for the commercialization of financial products to Sonae’s client base. Sonae has 46 hypermarkets, 91 supermarkets and 11 wholesale supermarkets in the South and Southeast regions.

Dibens

Banco Dibens, a partnership with Grupo Verdi, specialized in cars, trucks and buses financing, posted net income of R$3 million in the third quarter of 2004. The bank ended the period with a R$1,796 million loan portfolio.

Unibanco Capitalização

The annuity business of Unibanco Capitalização posted revenues of R$85 million in the third quarter of 2004. The business result reached R$16 million in the third quarter of 2004.

WHOLESALE

The Wholesale segment experienced some structural changes in the third quarter of 2004, when it focused on domestic and multinational companies with sales greater than R$150 million, totaling 2,026 companies at the end of September 2004. In August 2004, medium-sized companies (sales in the R$40 to R$150 million annual range) began to be serviced by the Retail segment.

A new regional corporate customer service strategy was developed during the course of the third quarter of 2004, based on proximity with customers and the fulfillment of their day-to-day needs in terms of financial transactions, by means of a diversified range of products and services offered, including loans for working capital, foreign trade finance, banking services, corporate finance and consulting services.

The period’s highlights include the following:

• In the third quarter of 2004, Unibanco led the Brazilian market’s main equity capital markets’ deal, as the Leading Coordinator for the Braskem Public Offering of R$ 1.2 billion.

• In the third quarter of 2004, the Project Finance area completed three projects in the healthcare, port, and sugar & alcohol sectors. In the healthcare sector, the International Finance Corporation – IFC and BNDES’ onlending was made effective. Resources were used to support the expansion of São Luiz Hospital, in São Paulo. In the port sector, a Project Finance was structured with onlend resources from BNDES. Unibanco and Banco do Brasil were the leaders of Santos Brasil transaction. In the sugar & alcohol sector, the financing of agricultural and industrial expansion and energy cogeneration for Usina Colombo in Ariranha, SP, was concluded, through syndicated loans with BNDES resources.

• As a financial agent for the BNDES (Brazilian National Social and Economic Development Bank), Unibanco disbursed R$721 million up to September 2004. In the third quarter of 2004, the amount disbursed by Unibanco as a BNDES agent reached R$246 million. BNDES.exim finance disbursed reached R$166 million up to September 2004.

• During the third quarter of 2004, Unibanco advised the Suzano Group regarding the corporate integration of Cia. Suzano de Papel e Celulose with Bahia Sul Papel e Celulose S/A (both of them pulp and paper companies), as well as the Rede Group, in connection with the sale of Itamarati Norte, the company that held the hydroelectric power stations of Juba I and II, totaling R$230 million.

• In the third quarter of 2004, Unibanco was the Leading Coordinator of the first Securities Program (Programa de Valores Mobiliários) of the Brazilian market, worth a total of R$1.5 billion, structured for Companhia Energética de Minas Gerais – CEMIG (the Minas Gerais power company) and of the 1st tranche of this program, totaling R$230 million. Unibanco was also the Coordinator of the 2nd Issue of the State of São Paulo Sanitation Company – SABESP — Promissory Notes, worth R$200 million and of the first tranche of this program, worth R$600 million, in addition to having been the Coordinator of three other issues that amounted to aproximately R$825 million. In the secondary market, Unibanco traded some US$155 million in corporate securities in Brazil and US$4.1 billion in sovereign debt and corporate securities abroad.

• On September 30th, 2004, Unibanco had a US$1.3 billion balance in export financing activities. This amount resulted from 95 active relationships of a total of 330 correspondent banks. It is also worth mentioning the expressive figure of US$1.3 billion in import credit lines funding provided by 26 trade credit exports agencies and multilateral organizations.

• In the Syndicated Loans area, Unibanco led a BNDES onlending transaction for Usina Colombo. Unibanco also took part, with an expressive amount, in the working capital transaction in foreign currency for Telemar and in the syndicate of Braskem’s Import Notes.

Insurance, Extended Warranty and Private Pension Plans

The insurance, extended warranty and private pension fund businesses posted net income of R$76 million in the third quarter of 2004. The annualized ROAE was 23.5% in the third quarter of 2004.

The third quarter of 2004‘s consolidated revenues for insurance, extended warranty and private pension plans amounted to R$1,039 million.

Unibanco’s insurance and pension fund companies ranked fourth in consolidated terms, according to Superintendência de Seguros Privados – SUSEP (Private Insurance Regulatory Body), ANAPP — Associação Nacional de Previdência Privada (National Association of Private Pension Funds) and ANS — Agência Nacional de Saúde Suplementar (National Supplementary Health Agency), with a 8.0% market share (August 2004 ANS data. It does not include extended warranty).

Consolidated insurance, extended warranty and private pension plans technical reserves amounted to R$5,106 million at the end of the quarter.

Insurance and Extended Warranty

Insurance and extended warranty net premiums written totaled R$695 million in the third quarter of 2004.

The combined ratio, that measures the efficiency of the insurance companies, was 99.4% in the third quarter of 2004. The extended combined ratio, which includes financial revenues, reached 84.1% in the third quarter of 2004.

According to the latest industry data, released by SUSEP as of August 2004, the company maintained the leadership in the property risks, D&O (Directors & Officers), aviation, petrochemical risks, and extended warranty products.

Insurance and extended warranty companies’ technical reserves reached R$1,067 million at the end of the third quarter of 2004, up 26.8% quarter to quarter.

The extended warranty business, formed by UAW and Garantech (a joint venture with Multibrás), posted net income of R$2 million in the third quarter of 2004. Garantech’s revenues in the period totaled R$108 million. The revenue growth is related to the increase in the sale of home appliances and to a contract signed with a leading Brazilian retailer. Although there is no official statistics of the segment, the company estimates that, based on its home appliances sales penetration and on its client base, it has a market share in excess of 80% in this business.

Private Pension Plans

Unibanco AIG Previdência posted net income of R$20 million in the third quarter of 2004. Revenues for the quarter reached R$343 million.

Unibanco AIG Previdência ranked fourth in pension plan revenues up to August 2004, with 9.1% market share, according to ANAPP’s official data. As for the sale of corporate pension plans, according to ANAPP’s data for August 2004, Unibanco AIG Previdência ranked first in terms of accumulated sales for the year, with a volume of R$685 million. The company services approximately 1,218 corporate clients and 713 thousand individual customers, of which 206 thousand come from corporate clients.

Technical reserves stood at R$4,039 million at the end of the third quarter of 2004, up 7.1% quarter to quarter.

WEALTH MANAGEMENT

Unibanco Asset Management (UAM) ended September 2004 with R$32.7 billion in assets under management and custody. UAM was ranked 5th in ANBID’s Global Ranking of Third Parties’ Assets under Management, maintaining the last quarter position. In September 2004, UAM’s market share was 4.9%.

The Private Banking business ended September 2004 with assets under management of R$12.1 billion. R$4.7 billion of the total Private Bank assets under management came from investment in funds and managed portfolios, representing a market share of 9.1%, holding the 2nd position in the segment’s global ranking published by ANBID in September 2004.

UNIBANCO HUMAN RESOURCES

In September 2004, total Unibanco staff stood at 28,701 employees.

In the third quarter of 2004, roughly R$6,3 million were invested in several training and development activities, including MBA programs in Brazil and abroad and the People Management Program. The latter has provided training for 93% of all our managers since its beginning in October 2003. In the third quarter of 2004, a total of 1,490 managers took part in this program.

As part of major changes in its organizational structure, Unibanco offered a group of executives a one-time-only program for anticipating retirement with special benefits. 71 people or 88% of the eligible executives signed up for the program.

SOCIAL RESPONSIBILITY

Unibanco Institute

The Unibanco Institute – responsible for the execution of the Social Responsibility activities of Unibanco – focuses on education, preferably on actions that support the social inclusion of underprivileged teenagers and young adults, as well as environmental education activities.

Throughout the third quarter of 2004, the Institute signed a partnership with the State Board of Social Welfare and Development, enabling the “Basic qualification for elders carers” project. The project qualified 18 to 24 year-old people to take care of elders in their own homes or in institutions.
Also in the third quarter of 2004, Unibanco Institute promoted the “1st Self-Sustainability Meeting”, which congregated Enviromental Education Centers from all over the country with the aim of creating a network of professionals capable of developing replicable actions and improving management and self-sustainability in each Center.

Moreira Salles Institute

In the nine months of 2004, the Moreira Salles Institute cultural centers and exhibitions were visited by more than 166 thousand people, totaling an audience already above the number of visitors during the whole year of 2003.

It is worth mentioning the more than 2,000 guided visits realized at the exhibition “São Paulo, 450 anos: a imagem e a memória da cidade” (São Paulo, 450 years: the image and memory of the city) of the Instituto Moreira Salles, receiving more than 32 thousand visitors, the majority of them being students from the public schools network.

The movie theatres of the Espaço Unibanco / Unibanco Arteplex chain of cinemas attracted more than 1 million spectators during the quarter, totaling 2.7 million in the nine months of 2004.

CORPORATE GOVERNANCE

Reverse Stock Split Result

Unibanco and Unibanco Holdings finished the reverse stock split of their shares (common, preferred and Units) on August 30th, 2004. The reverse stock split was undertaken at the ratio of 100 shares for every 1 share of the same class and type. The shares began to be quoted on a per share basis and to be negotiated in lots of 100 shares. Since the same date, a Global Depositary Receipt (GDR) traded abroad represents 5 Units, instead of 500 Units. There was no change in the number of GDRs issued or in the value of their pricing.

The sum of the remaining fractional shares of shareholders that did not adjust their stockholdings was sold in an auction at the São Paulo Stock Exchange on September 17th, 2004.

Unibanco in the IBrX-50 index

In September 1st, 2004, the Unit (BOVESPA: UBBR11) became part of the IBrX50 Index, initially with 2. 859% weight in the theoretical portfolio of November 10th, 2004. This weight represented the 10th position in the index portfolio. The current index composition is effective until December 31st, 2004.

The IBrX-50 index comprises the 50-best classified stocks according to a negotiability index, calculated by Bovespa, and that have a trading floor presence of at least 80%, measured in the last twelve months. The inclusion of the Units in the IBrX-50 portfolio is another step to increase their liquidity in the Brazilian market.

7002 - BALANCE SHEET

CODE	DESCRIPTION	September 30, 2004

10.0.0.00.00.00	TOTAL ASSETS	71,266,450.19
10.1.0.00.00.00	CURRENT ASSETS	49,668,096.26
10.1.1.00.00.00	CASH AND DUE FROM BANKS	872,279.18
10.1.2.00.00.00	SHORT-TERM INTERBANK INVESTMENTS	20,275,053.65
10.1.2.21.00.00	Securities Purchased Under Resale Agreements	13,272,586.62
10.1.2.22.00.00	Interbank Deposits	7,002,467.03
10.1.3.00.00.00	MARKETABLE SECURITIES	5,809,354.62
10.1.3.10.00.00	Own Portfolio	3,365,667.48
10.1.3.20.00.00	Subject to Repurchase Commitments	284,730.24
10.1.3.70.00.00	Pledged with Brazilian Central Bank	1,171,162.02
10.1.3.40.00.00	Pledged under Guarantees Rendered	345,142.00
10.1.3.60.00.00	Securities Held to Maturity	6,351.60
10.1.3.85.00.00	Derivative Financial Instruments	636,301.28
10.1.4.00.00.00	INTERBANK ACCOUNTS	4,795,225.96
10.1.4.10.00.00	Payments and Receipts Pending Settlement	651,213.34
10.1.4.20.00.00	Compulsory Deposits	4,142,601.42
10.1.4.20.10.00	Brazilian Central Bank	4,139,886.03
10.1.4.20.40.00	National Housing System - SFH	2,715.39
10.1.4.80.00.00	Correspondent Banks	1,411.20
10.1.5.00.00.00	INTERDEPARTMENTAL ACCOUNTS	48,116.43
10.1.5.10.00.00	Third-party Funds in Transit	247.70
10.1.5.20.00.00	Internal Transfers of Funds	47,868.73
10.1.6.00.00.00	LENDING OPERATIONS	12,677,062.67
10.1.6.10.00.00	Lending Operations	13,251,418.50
10.1.6.10.10.00	Public Sector	214,585.24
10.1.6.10.20.00	Private Sector	13,036,833.26
10.1.6.90.00.00	Allowance for Lending Losses	(574,355.83)
10.1.8.00.00.00	OTHER CREDITS	4,984,589.61
10.1.8.20.00.00	Foreign Exchange Portfolio	3,601,425.52
10.1.8.30.00.00	Income Receivable	290,171.74
10.1.8.40.00.00	Negotiation and Intermediation of Securities	26,622.02
10.1.8.70.00.00	Sundry	1,091,370.97
10.1.8.90.00.00	Allowance for Other Credits Losses	(25,000.64)
10.1.9.00.00.00	OTHER ASSETS	206,414.14
10.1.9.40.00.00	Other Assets	66,382.34
10.1.9.70.00.00	Allowance for Other Assets Losses	(18,678.88)
10.1.9.90.00.00	Prepaid Expenses	158,710.68
10.2.0.00.00.00	LONG-TERM ASSETS	14,797,232.36
10.2.2.00.00.00	INTERBANK INVESTMENTS	740,713.05
10.2.2.22.00.00	Interbank Deposits	740,713.05
10.2.3.00.00.00	MARKETABLE SECURITIES	4,518,581.59
10.2.3.10.00.00	Own Portfolio	2,429,304.27
10.2.3.20.00.00	Subject to Repurchase Commitments	1,362,208.12
10.2.3.70.00.00	Pledged with Brazilian Central Bank	307,008.11
10.2.3.40.00.00	Pledged under Guarantees Rendered	349,513.83
10.2.3.85.00.00	Derivative Financial Instruments	70,547.26
10.2.4.00.00.00	INTERBANK ACCOUNTS	45,209.01
10.2.4.20.00.00	Compulsory Deposits	45,209.01
10.2.4.20.40.00	National Housing System - SFH	45,209.01
10.2.6.00.00.00	LENDING OPERATIONS	6,667,418.34
10.2.6.10.00.00	Lending Operations	6,892,845.45
10.2.6.10.10.00	Public Sector	316,537.46
10.2.6.10.20.00	Private Sector	6,576,307.99
10.2.6.90.00.00	Allowance for Lending Losses	(225,427.11)
10.2.8.00.00.00	OTHER CREDITS	2,774,579.94
10.2.8.10.00.00	Receivables on Guarantees Honored	1,197.06
10.2.8.20.00.00	Foreign Exchange Portfolio	31.30
10.2.8.30.00.00	Income Receivable	2,447.50
10.2.8.70.00.00	Sundry	2,773,287.52
10.2.8.90.00.00	Allowance for Other Credits Losses	(2,383.44)
10.2.9.00.00.00	OTHER ASSETS	50,730.43
10.2.9.90.00.00	Prepaid Expenses	50,730.43
10.3.0.00.00.00	PERMANENT ASSETS	6,801,121.57
10.3.1.00.00.00	INVESTMENTS	6,069,995.44
10.3.1.20.00.00	Investments in Subsidiary and Associated Companies	6,036,377.40
10.3.1.20.10.00	Local	4,976,920.86
10.3.1.20.20.00	Foreign	1,059,456.54
10.3.1.50.00.00	Other Investments	64,398.47
10.3.1.90.00.00	Allowance for Losses	(30,780.43)
10.3.2.00.00.00	FIXED ASSETS	343,692.86
10.3.2.30.00.00	Land and buildings in use	166,426.43
10.3.2.40.00.00	Other Fixed Assets	752,171.08
10.3.2.90.00.00	Accumulated Depreciation	(574,904.65)
10.3.4.00.00.00	DEFERRED CHARGES	387,433.27
10.3.4.10.00.00	Organization and Expansion Costs	781,008.10
10.3.4.90.00.00	Accumulated Amortization	(393,574.83)
40.0.0.00.00.00	TOTAL LIABILITIES	71,266,450.19
40.1.0.00.00.00	CURRENT LIABILITIES	46,119,206.27
40.1.1.00.00.00	DEPOSITS	23,576,566.59
40.1.1.10.00.00	Demand Deposits	2,987,526.25
40.1.1.20.00.00	Savings Deposits	5,315,438.48
40.1.1.30.00.00	Interbank Deposits	1,455,492.62
40.1.1.40.00.00	Time Deposits	13,818,109.24
40.1.2.00.00.00	SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	11,381,311.53
40.1.2.10.00.00	Own Portfolio	1,592,332.51
40.1.2.20.00.00	Third Parties Portfolio	9,586,209.22
40.1.2.30.00.00	Unrestricted Portfolio	202,769.80
40.1.3.00.00.00	RESOURCES FROM SECURITIES ISSUED	1,678,362.45
40.1.3.30.00.00	Mortgage Notes	500,795.37
40.1.3.50.00.00	Securities Abroad	1,177,567.08
40.1.4.00.00.00	INTERBANK ACCOUNTS	593,427.15
40.1.4.10.00.00	Receipts and Payments Pending Settlement	571,557.65
40.1.4.40.00.00	Correspondent Banks	21,869.50
40.1.5.00.00.00	INTERDEPARTMENTAL ACCOUNTS	317,697.27
40.1.5.10.00.00	Third-Party Funds in Transit	317,695.30
40.1.5.20.00.00	Internal Transfer of Funds	1.97
40.1.6.00.00.00	BORROWINGS	2,464,505.19
40.1.6.10.00.00	Borrowings in Brazil - Governmental Agencies	349.41
40.1.6.30.00.00	Foreign Borrowings	2,464,155.78
40.1.7.00.00.00	ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	1,316,533.48
40.1.7.10.00.00	National Treasury	2,075.42
40.1.7.30.00.00	BNDES ( National Economic Development Bank)	669,166.16
40.1.7.50.00.00	FINAME (National Industrial Financing Authority)	600,088.92
40.1.7.90.00.00	Other Institutions	45,202.98
40.1.8.00.00.00	FOREIGN ONLENDINGS	158,143.36
40.1.8.10.00.00	Foreign Onlendings	158,143.36
40.1.9.00.00.00	OTHER LIABILITIES	4,632,659.25
40.1.9.10.00.00	Collection of Taxes and Social Contributions	221,414.22
40.1.9.20.00.00	Foreign Exchange Portfolio	2,584,392.49
40.1.9.30.00.00	Social and Statutory	173,166.87
40.1.9.40.00.00	Taxes and Social Security	99,352.20
40.1.9.50.00.00	Negotiation and Intermediation of Securities	58,665.14
40.1.9.85.00.00	Subordinated Debit	34,559.00
40.1.9.87.00.00	Derivative Financial Instruments	280,467.71
40.1.9.90.00.00	Sundry	1,180,641.62
40.2.0.00.00.00	LONG-TERM LIABILITIES	17,199,742.10
40.2.1.00.00.00	DEPOSITS	8,084,350.23
40.2.1.30.00.00	Interbank Deposits	281,341.34
40.2.1.40.00.00	Time Deposits	7,803,008.89
40.2.3.00.00.00	RESOURCES FROM SECURITIES ISSUED	277,654.86
40.2.3.30.00.00	Mortgage Notes	5,498.60
40.2.3.50.00.00	Securities Abroad	272,156.26
40.2.6.00.00.00	BORROWINGS	610,916.59
40.2.6.10.00.00	Borrowings in Brazil - Governmental Agencies	756.35
40.2.6.30.00.00	Foreign Borrowings	610,160.24
40.2.7.00.00.00	ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	2,906,909.02
40.2.7.20.00.00	National Treasury	71,762.83
40.2.7.30.00.00	BNDES ( National Economic Development Bank)	2,045,620.92
40.2.7.40.00.00	CEF (Federal Savings and Loans Bank)	64,871.50
40.2.7.50.00.00	FINAME (National Industrial Financing Authority)	724,653.77
40.2.8.00.00.00	FOREIGN ONLENDINGS	70,809.65
40.2.8.10.00.00	Foreign Onlendings	70,809.65
40.2.9.00.00.00	OTHER LIABILITIES	5,249,101.75
40.2.9.40.00.00	Taxes and Social Security	305,909.73
40.2.9.85.00.00	Subordinated Debt	1,485,803.37
40.2.9.87.00.00	Derivative Financial Instruments	88,318.94
40.2.9.90.00.00	Sundry	3,369,069.71
40.5.0.00.00.00	DEFERRED INCOME	15,047.43
40.5.1.00.00.00	Deferred Income	15,047.43
40.6.0.00.00.00	STOCKHOLDERS’ EQUITY	7,932,454.39
40.6.1.00.00.00	Capital	5,000,000.00
40.6.1.10.00.00	Local Residents	3,482,918.68
40.6.1.20.00.00	Foreign Residents	1,517,081.32
40.6.4.00.00.00	Capital Reserves	158,685.10
40.6.5.00.00.00	Revaluation Reserves	9,678.82
40.6.6.00.00.00	Revenue Reserves	2,683,578.90
40.6.7.00.00.00	Unrealized gains and losses-Marketable Securities and
	Derivative Financial Instruments	(59,509.81)
40.6.8.00.00.00	Retained Earnings	191,444.18
40.6.9.00.00.00	Treasury Stocks	(51,422.80)

7003 - STATEMENT OF INCOME

		From July 1, 2004	From January 1, 2004
CODE	DESCRIPTION	to September 30, 2004	to September 30, 2004

10.1.1.10.10.00	REVENUE FROM FINANCIAL INTERMEDIATION	2,269,721.61	6,568,801.21
10.1.1.10.10.11	Lending Operations	920,174.50	3,309,672.74
10.1.1.10.10.15	Marketable Securities	856,167.77	2,528,711.51
10.1.1.10.10.16	Derivative Financial Instruments	355,412.34	270,699.52
10.1.1.10.10.17	Foreign Exchange Transactions	34,614.85	168,309.49
10.1.1.10.10.19	Compulsory Deposits	103,352.15	291,407.95
10.1.1.10.20.00	EXPENSES ON FINANCIAL INTERMEDIATION	(1,404,849.34)	(4,524,410.64)
10.1.1.10.20.12	Deposits and Securities Sold	(1,238,343.89)	(3,582,152.09)
10.1.1.10.20.14	Borrowings and Onlendings	(70,697.13)	(603,789.73)
10.1.1.10.20.20	Provision for Lending, Leasing and Other
	Credits Losses	(95,808.32)	(338,468.82)
10.1.1.10.00.00	GROSS PROFIT FROM FINANCIAL INTERMEDIATION	864,872.27	2,044,390.57
10.1.1.20.00.00	OTHER OPERATING INCOME (EXPENSES)	(443,369.84)	(1,018,094.32)
10.1.1.20.21.00	Services Rendered	376,959.82	1,143,010.41
10.1.1.20.22.00	Salaries, Benefits, Training and Social Security	(384,233.89)	(1,073,241.75)
10.1.1.20.24.00	Other Administrative Expenses	(405,108.31)	(1,177,902.46)
10.1.1.20.26.00	Financial Transaction and Other Taxes	(85,191.98)	(211,997.87)
10.1.1.20.23.00	Equity in Results of Subsidiary and
	Associated Companies	305,680.28	774,381.36
10.1.1.20.25.00	Other Operating Income	53,318.94	100,257.94
10.1.1.20.32.00	Other Operating Expenses	(304,794.70)	(572,601.95)
10.1.1.00.00.00	OPERATING INCOME	421,502.43	1,026,296.25
10.1.2.00.00.00	NON-OPERATING INCOME (EXPENSES), NET	(1,746.21)	(15,266.21)
10.1.0.00.00.00	INCOME BEFORE TAXES AND PROFIT SHARING	419,756.22	1,011,030.04
10.2.0.00.00.00	INCOME TAX AND SOCIAL CONTRIBUTION	(63,723.06)	11,712.54
10.2.1.00.00.00	Provision for Income Tax	-	(301.16)
10.2.2.00.00.00	Provision for Social Contribution	-	(202.06)
10.2.3.00.00.00	Deferred Tax Asset	(63,723.06)	12,215.76
10.3.0.00.00.00	PROFIT SHARING	(29,075.00)	(115,023.46)
10.0.0.00.00.00	NET INCOME	326,958.16	907,719.12
20.0.0.00.00.00	INTEREST ON OWN CAPITAL	(135,500.00)	(375,508.58)
30.0.0.00.00.00	NET INCOME PER SHARE:	0.000234191554900	0.000650175398973

7004 - STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

CODE		CAPITAL	CAPITAL RESERVE	REVALUATION RESERVE ON SUBSIDIARIES	REVENUE RESERVES		UNREALIZED GAINS AND LOSSES- MARKETABLE SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	RETAINED EARNINGS	TREASURY STOCKS	TOTAL
					LEGAL	STATUTORY

00.0.1.01.00.00	AT JULY 1, 2004	5,000,000.00	158,685.10	9,807.41	355,987.36	2,327,591.54	(96,259.33)	-	(51,423.80)	7,704,388.28
00.0.1.02.00.00	PRIOR PERIODS ADJUSTMENTS	-	-	-	-	-	-	(13.97)	-	(13.97)
00.0.1.25.00.00	UNREALIZED GAINS AND LOSSES ADJUSTMENTS -
	MARKETABLE SECURITIES AND DERIVATIVE
	FINANCIAL INSTRUMENTS	-	-	-	-	-	36,749.52	-	-	36,749.52
00.0.1.07.00.00	REVALUATION OF OWN PROPERTY	-	-	(128.59)	-	-	-	-	-	(128.59)
00.0.1.18.00.00	NET INCOME FOR THE PERIOD	-	-	-	-	-	-	326,958.15	-	326,958.15
00.0.1.19.00.00	DESTINATIONS:
00.0.1.23.00.00	INTEREST ON OWN CAPITAL	-	-	-	-	-	-	(135,500.00)	-	(135,500.00)
00.0.1.00.00.00	AT SEPTEMBER 30, 2004	5,000,000.00	158,685.10	9,678.82	355,987.36	2,327,591.54	(59,509.81)	191,444.18	(51,423.80)	7,932,453.39
00.0.2.00.00.00	CHANGES IN THE PERIOD	-	-	(128.59)	-	-	36,749.52	191,444.18	-	228,065.11
00.0.6.00.00.00	INTEREST ON OWN CAPITAL PER SHARE	-	-	-	-	-	-	-	-	-

7005 - STATEMENT OF CHANGES IN FINANCIAL POSITION

CODE	DESCRIPTION	From July 1, 2004 to September 30,2004

10.0.0.00.00.00	FINANCIAL RESOURCES WERE PROVIDED BY	7,727,923.56
10.1.0.00.00.00	NET INCOME FOR THE PERIOD	187,292.54
10.2.0.00.00.00	CHANGES IN DEFERRED INCOME	648.11
10.3.0.00.00.00	STOCKHOLDERS' FUNDS	(13.97)
10.3.3.00.00.00	Other (+/-)	(13.97)
10.5.0.00.00.00	THIRD PARTY FUNDS	7,539,996.88
10.5.1.00.00.00	Increase in Liabilities	5,887,219.36
10.5.1.01.00.00	Deposits	3,999,311.44
10.5.1.02.00.00	Funds Obtained in the Open Market	825,316.38
10.5.1.09.00.00	Other Liabilities	1,062,591.54
10.5.2.00.00.00	Decrease in Assets	1,577,654.58
10.5.2.02.00.00	Marketable Securities	1,577,654.58
10.5.3.00.00.00	Sale of Assets and Investments	10,994.11
10.5.3.02.00.00	Foreclosed Assets	7,700.58
10.5.3.03.00.00	Fixed Assets	3,164.94
10.5.3.05.00.00	Investments	128.59
10.5.4.00.00.00	Dividends Received from Subsidiary Companies	64,128.83
20.0.0.00.00.00	FINANCIAL RESOURCES WERE USED FOR	7,670,498.71
20.2.0.00.00.00	Dividends and Interest on Own Capital Proposed	135,500.00
20.4.0.00.00.00	INVESTMENTS IN	70,418.14
20.4.2.00.00.00	Foreclosed Assets	4,447.11
20.4.3.00.00.00	Fixed Assets	18,432.88
20.4.5.00.00.00	Investments	47,538.15
20.5.0.00.00.00	DEFERRED CHARGES	18,561.62
20.6.0.00.00.00	INCREASE IN ASSETS	6,087,483.37
20.6.1.00.00.00	Interbank Investments	4,649,446.28
20.6.3.00.00.02	Interbank and Interdepartmental accounts	198,186.47
20.6.4.00.00.00	Lending Operations	625,906.68
20.6.6.00.00.00	Other Credits	608,933.00
20.6.7.00.00.00	Other Assets	5,010.94
20.7.0.00.00.00	DECREASE IN LIABILITIES	1,358,535.58
20.7.5.00.00.00	Mortgage Notes	111,682.03
20.7.7.00.00.00	Interbank and Interdepartmental accounts	162,870.88
20.7.8.00.00.00	Borrowings and Onlendings	1,083,982.67
30.0.0.00.00.00	INCREASE (DECREASE) IN CASH AND DUE FROM BANKS
	(10.0.0.00.00.00 – 20.0.0.00.00.00)	57,424.85

50.0.0.00.00.00	CASH AND DUE FROM BANKS AT BEGINNING OF THE PERIOD	814,854.33
60.0.0.00.00.00	CASH AND DUE FROM BANKS AT THE END OF THE PERIOD	872,279.18
70.0.0.00.00.00	INCREASE (DECREASE) IN CASH AND DUE FROM BANKS
	(= 30.0.0.00.00.00)	57,424.85

7006 - CONSOLIDATED BALANCE SHEET

CODE	DESCRIPTION	September 30, 2004

10.0.0.00.00.00	TOTAL ASSETS	84,061,819.40
10.1.0.00.00.00	CURRENT ASSETS	61,787,932.91
10.1.1.00.00.00	CASH AND DUE FROM BANKS	1,326,037.80
10.1.2.00.00.00	SHORT-TERM INTERBANK INVESTMENTS	16,483,187.93
10.1.2.21.00.00	Securities Purchased Under Resale Agreements	13,110,206.49
10.1.2.22.00.00	Interbank Deposits	3,372,981.44
10.1.3.00.00.00	MARKETABLE SECURITIES	12,280,972.09
10.1.3.10.00.00	Own Portfolio	9,317,506.07
10.1.3.20.00.00	Subject to Repurchase Commitments	479,608.18
10.1.3.70.00.00	Pledged with Brazilian Central Bank	1,246,114.26
10.1.3.40.00.00	Pledged under Guarantees Rendered	719,712.03
10.1.3.60.00.00	Securities Held to Maturity	6,351.60
10.1.3.85.00.00	Derivative Financial Instruments	511,679.95
10.1.4.00.00.00	INTERBANK ACCOUNTS	5,110,827.78
10.1.4.10.00.00	Payments and Receipts Pending Settlement	685,702.56
10.1.4.20.00.00	Compulsory Deposits	4,414,037.95
10.1.4.20.10.00	Brazilian Central Bank	4,411,322.56
10.1.4.20.40.00	National Housing System - SFH	2,715.39
10.1.4.80.00.00	Correspondent Banks	11,087.27
10.1.5.00.00.00	INTERDEPARTMENTAL ACCOUNTS	49,084.28
10.1.5.10.00.00	Third-party Funds in Transit	1,122.98
10.1.5.20.00.00	Internal Transfers of Funds	47,961.30
10.1.6.00.00.00	LENDING OPERATIONS	18,679,372.95
10.1.6.10.00.00	Lending Operations	19,815,770.81
10.1.6.10.10.00	Public Sector	214,585.24
10.1.6.10.20.00	Private Sector	19,601,185.57
10.1.6.90.00.00	Allowance for Lending Losses	(1,136,397.86)
10.1.7.00.00.00	LEASING OPERATIONS	300,414.78
10.1.7.10.00.00	Leasing Operations	609,549.11
10.1.7.10.20.00	Public Sector	609,549.11
10.1.7.80.00.00	Unearned Leasing Income	(304,945.95)
10.1.7.90.00.00	Allowance for Leasing Losses	(4,188.38)
10.1.8.00.00.00	OTHER CREDITS	7,118,626.32
10.1.8.10.00.00	Receivables on Guarantees Honored	537.75
10.1.8.20.00.00	Foreign Exchange Portfolio	3,696,008.82
10.1.8.30.00.00	Income Receivable	119,518.53
10.1.8.40.00.00	Negotiation and Intermediation of Securities	138,984.32
10.1.8.70.00.00	Sundry	3,192,858.63
10.1.8.90.00.00	Allowance for Other Credits Losses	(29,281.73)
10.1.9.00.00.00	OTHER ASSETS	439,408.98
10.1.9.40.00.00	Other Assets	197,078.16
10.1.9.70.00.00	Allowance for Other Assets Losses	(53,513.87)
10.1.9.90.00.00	Prepaid Expenses	295,844.69
10.2.0.00.00.00	LONG-TERM ASSETS	18,711,165.01
10.2.2.00.00.00	INTERBANK INVESTMENTS	73,810.16
10.2.2.22.00.00	Interbank Deposits	73,810.16
10.2.3.00.00.00	MARKETABLE SECURITIES	5,555,412.15
10.2.3.10.00.00	Own Portfolio	3,465,682.32
10.2.3.20.00.00	Subject to Repurchase Commitments	1,362,208.12
10.2.3.70.00.00	Pledged with Brazilian Central Bank	307,256.58
10.2.3.40.00.00	Pledged under Guarantees Rendered	355,615.76
10.2.3.85.00.00	Derivative Financial Instruments	64,649.37
10.2.4.00.00.00	INTERBANK ACCOUNTS	45,209.01
10.2.4.20.00.00	Compulsory Deposits	45,209.01
10.2.4.20.40.00	National Housing System - SFH	45,209.01
10.2.6.00.00.00	LENDING OPERATIONS	7,554,152.45
10.2.6.10.00.00	Lending Operations	7,803,377.93
10.2.6.10.10.00	Public Sector	316,537.46
10.2.6.10.20.00	Private Sector	7,486,840.47
10.2.6.90.00.00	Allowance for Lending Losses	(249,225.48)
10.2.7.00.00.00	LEASING OPERATIONS	263,560.88
10.2.7.10.00.00	Leasing Operations	564,664.34
10.2.7.10.20.00	Private Sector	564,664.34
10.2.7.80.00.00	Unearned Leasing Income	(297,463.98)
10.2.7.90.00.00	Allowance for Leasing Losses	(3,639.48)
10.2.8.00.00.00	OTHER CREDITS	5,145,278.95
10.2.8.10.00.00	Receivables on Guarantees Honored	1,197.06
10.2.8.20.00.00	Foreign Exchange Portfolio	31.30
10.2.8.30.00.00	Income Receivable	3,610.88
10.2.8.40.00.00	Negotiation and Intermediation of Securities	2,337.77
10.2.8.70.00.00	Sundry	5,145,516.86
10.2.8.90.00.00	Allowance for Other Credits Losses	(7,414.92)
10.2.9.00.00.00	OTHER ASSETS	73,741.41
10.2.9.90.00.00	Prepaid Expenses	73,741.41
10.3.0.00.00.00	PERMANENT ASSETS	3,562,721.48
10.3.1.00.00.00	INVESTMENTS	1,915,969.89
10.3.1.20.00.00	Investments in Subsidiary and Associated Companies	1,748,734.70
10.3.1.20.10.00	Local	1,748,734.70
10.3.1.50.00.00	Other Investments	232,154.33
10.3.1.90.00.00	Allowance for Losses	(64,919.14)
10.3.2.00.00.00	FIXED ASSETS	945,547.53
10.3.2.30.00.00	Land and buildings in use	650,716.02
10.3.2.40.00.00	Other Fixed Assets	1,353,601.91
10.3.2.90.00.00	Accumulated Depreciation	(1,058,770.40)
10.3.3.00.00.00	LEASED FIXED ASSETS	236.63
10.3.3.20.00.00	Leased Assets	464.54
10.3.3.90.00.00	Accumulated Depreciation	(227.91)
10.3.4.00.00.00	DEFERRED CHARGES	700,967.43
10.3.4.10.00.00	Organization and Expansion Costs	1,314,796.87
10.3.4.90.00.00	Accumulated Amortization	(613,829.44)
40.0.0.00.00.00	TOTAL LIABILITIES	84,061,819.40
40.1.0.00.00.00	CURRENT LIABILITIES	52,609,851.56
40.1.1.00.00.00	DEPOSITS	24,172,025.49
40.1.1.10.00.00	Demand Deposits	3,605,403.52
40.1.1.20.00.00	Savings Deposits	5,900,318.88
40.1.1.30.00.00	Interbank Deposits	140,171.29
40.1.1.40.00.00	Time Deposits	14,526,131.80
40.1.2.00.00.00	SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	11,264,668.44
40.1.2.10.00.00	Own Portfolio	1,627,995.66
40.1.2.20.00.00	Third Parties Portfolio	9,475,077.23
40.1.2.30.00.00	Unrestricted Portfolio	161,595.55
40.1.3.00.00.00	RESOURCES FROM SECURITIES ISSUED	1,954,939.62
40.1.3.30.00.00	Mortgage Notes	518,505.13
40.1.3.50.00.00	Securities Abroad	1,436,434.49
40.1.4.00.00.00	INTERBANK ACCOUNTS	624,589.21
40.1.4.10.00.00	Receipts and Payments Pending Settlement	620,132.94
40.1.4.40.00.00	Correspondent Banks	4,456.27
40.1.5.00.00.00	INTERDEPARTMENTAL ACCOUNTS	319,151.95
40.1.5.10.00.00	Third-Party Funds in Transit	318,687.60
40.1.5.20.00.00	Internal Transfer of Funds	464.35
40.1.6.00.00.00	BORROWINGS	2,822,898.12
40.1.6.10.00.00	Borrowings in Brazil – Governmental Agencies	349.41
40.1.6.20.00.00	Borrowings in Brazil – Other Institutions	263,886.33
40.1.6.30.00.00	Foreign Borrowings	2,558,662.38
40.1.7.00.00.00	ONLENDING IN BRAZIL – GOVERNMENTAL AGENCIES	1,693,740.26
40.1.7.10.00.00	National Treasury	2,075.42
40.1.7.30.00.00	BNDES ( National Economic Development Bank)	692,664.41
40.1.7.50.00.00	FINAME (National Industrial Financing Authority)	953,797.45
40.1.7.90.00.00	Other Institutions	45,202.98
40.1.8.00.00.00	FOREIGN ONLENDINGS	163,836.80
40.1.8.10.00.00	Foreign Onlendings	163,836.80
40.1.9.00.00.00	OTHER LIABILITIES	9,594,001.67
40.1.9.10.00.00	Collection of Taxes and Social Contributions	229,269.38
40.1.9.20.00.00	Foreign Exchange Portfolio	2,587,552.10
40.1.9.30.00.00	Social and Statutory	331,019.66
40.1.9.40.00.00	Taxes and Social Security	485,759.40
40.1.9.50.00.00	Negotiation and Intermediation of Securities	285,983.39
40.1.9.85.00.00	Subordinated Debt	35,712.47
40.1.9.87.00.00	Derivative Financial Instruments	246,001.23
40.1.9.90.00.00	Sundry	5,392,704.04
40.2.0.00.00.00	LONG-TERM LIABILITIES	22,645,156.96
40.2.1.00.00.00	DEPOSITS	7,872,031.41
40.2.1.30.00.00	Interbank Deposits	3,347.45
40.2.1.40.00.00	Time Deposits	7,868,683.96
40.2.3.00.00.00	RESOURCES FROM SECURITIES ISSUED	286,107.75
40.2.3.30.00.00	Mortgage Notes	5,498.60
40.2.3.50.00.00	Securities Abroad	280,609.15
40.2.6.00.00.00	BORROWINGS	484,049.49
40.2.6.10.00.00	Borrowings in Brazil – Governmental Agencies	756.35
40.2.6.30.00.00	Foreign Borrowings	483,293.14
40.2.7.00.00.00	ONLENDING IN BRAZIL – GOVERNMENTAL AGENCIES	3,324,140.34
40.2.7.10.00.00	National Treasury	71,762.83
40.2.7.30.00.00	BNDES ( National Economic Development Bank)	2,084,315.01
40.2.7.40.00.00	CEF (Federal Savings and Loans Bank)	64,871.50
40.2.7.50.00.00	FINAME (National Industrial Financing Authority)	1,103,191.00
40.2.8.00.00.00	FOREIGN ONLENDINGS	70,809.65
40.2.8.10.00.00	Foreign Onlendings	70,809.65
40.2.9.00.00.00	OTHER LIABILITIES	10,608,018.32
40.2.9.40.00.00	Taxes and Social Security	1,050,018.39
40.2.9.85.00.00	Subordinated Debt	1,564,851.10
40.2.9.87.00.00	Derivative Financial Instruments	79,698.58
40.2.9.90.00.00	Sundry	7,913,450.25
40.5.0.00.00.00	DEFERRED INCOME	102,435.05
40.5.1.00.00.00	Deferred Income	102,435.05
40.9.0.00.00.00	MINORITY INTEREST	771,921.44
40.6.0.00.00.00	STOCKHOLDERS’ EQUITY	7,932,454.39
40.6.1.00.00.00	Capital	5,000,000.00
40.6.1.10.00.00	Local Residents	3,482,918.68
40.6.1.20.00.00	Foreign Residents	1,517,081.32
40.6.4.00.00.00	Capital Reserves	158,685.10
40.6.5.00.00.00	Revaluation Reserve	9,678.82
40.6.6.00.00.00	Revenue Reserves	2,683,578.90
40.6.7.00.00.00	Unrealized gains and losses-Marketable Securities and
	Derivative Financial Instruments	(59,509.81)
40.6.8.00.00.00	Retained Earnings	191,444.18
40.6.9.00.00.00	Treasury Stocks	(51,422.80)

7007 - CONSOLIDATED STATEMENT OF INCOME

		From July 1, 2004	From January 1, 2004
CODE	DESCRIPTION	to September 30, 2004	to September 30, 2004

10.1.1.10.10.00	REVENUE FROM FINANCIAL INTERMEDIATION	2,956,480.16	8,743,670.62
10.1.1.10.10.11	Lending Operations	1,775,342.03	5,654,831.84
10.1.1.10.10.13	Leasing Operations	23,284.77	77,575.19
10.1.1.10.10.15	Marketable Securities	734,180.70	2,349,256.92
10.1.1.10.10.16	Derivative Financial Instruments	260,626.41	174,794.05
10.1.1.10.10.17	Foreign Exchange Transactions	59,241.11	194,327.56
10.1.1.10.10.19	Compulsory Deposits	103,805.14	292,885.06
10.1.1.10.20.00	EXPENSES ON FINANCIAL INTERMEDIATION	(1,544,132.73)	(5,250,825.16)
10.1.1.10.20.12	Deposits and Securities Sold	(1,150,274.24)	(3,646,661.89)
10.1.1.10.20.14	Borrowings and Onlendings	(118,951.09)	(699,817.06)
10.1.1.10.20.20	Provision for Lending, Leasing and Other
	Credits Losses	(274,907.40)	(904,346.21)
10.1.1.10.00.00	GROSS PROFIT FROM FINANCIAL INTERMEDIATION	1,412,347.43	3,492,845.46
10.1.1.20.00.00	OTHER OPERATING INCOME (EXPENSES)	(855,591.53)	(2,064,678.84)
10.1.1.20.21.00	Services Rendered	829,720.70	2,390,397.03
10.1.1.20.22.00	Salaries, Benefits, Training and Social Security	(527,108.00)	(1,470,235.62)
10.1.1.20.24.00	Other Administrative Expenses	(780,607.72)	(2,222,680.72)
10.1.1.20.26.00	Financial Transaction and Other Taxes	(199,253.44)	(530,095.00)
10.1.1.20.23.00	Equity in Results of Subsidiary and
	Associated Companies	2,988.62	7,967.87
10.1.1.20.25.00	Other Operating Income	1,180,607.77	3,470,544.53
10.1.1.20.32.00	Other Operating Expenses	(1,361,939.46)	(3,710,576.93)
10.1.1.00.00.00	OPERATING INCOME	556,755.90	1,428,166.62
10.1.2.00.00.00	NON-OPERATING INCOME (EXPENSES), NET	(5,265.44)	1,049.28
10.1.0.00.00.00	INCOME BEFORE TAXES AND PROFIT SHARING	551,490.46	1,429,215.90
10.2.0.00.00.00	INCOME TAX AND SOCIAL CONTRIBUTION	(140,508.42)	(237,892.58)
10.2.1.00.00.00	Provision for income tax	(54,430.72)	(184,781.20)
10.2.2.00.00.00	Provision for social contribution	(21,259.98)	(66,798.53)
10.2.3.00.00.00	Deferred tax asset	(64,817.72)	13,687.15
10.3.0.00.00.00	PROFIT SHARING	(46,474.75)	(172,206.58)
40.0.0.00.00.00	MINORITY INTEREST	(37,549.13)	(111,397.62)
10.0.0.00.00.00	NET INCOME	364,507.29	1,019,116.74
20.0.0.00.00.00	INTEREST ON OWN CAPITAL	(135,500.00)	(375,508.58)
30.0.0.00.00.00	NET INCOME PER SHARE	0.000234191554900	0.000650175398973

7008 - CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

CODE		CAPITAL	CAPITAL RESERVE	REVALUATION RESERVE ON SUBSIDIARIES	REVENUE RESERVES		UNREALIZED GAINS AND LOSSES- MARKETABLE SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	RETAINED EARNINGS	TREASURY STOCKS	TOTAL
					LEGAL	STATUTORY

00.0.1.01.00.00	AT JULY 1, 2004	5,000,000.00	158,685.10	9,807.41	355,987.36	2,327,591.54	(96,259.33)	-	(51,423.80)	7,704,388.28
00.0.1.02.00.00	PRIOR PERIODS ADJUSTMENTS	-	-	-	-	-	-	(13.97)	-	(13.97)
00.0.1.25.00.00	UNREALIZED GAINS AND LOSSES ADJUSTMENTS -
	MARKETABLE SECURITIES AND DERIVATIVE
	FINANCIAL INSTRUMENTS	-	-	-	-	-	36,749.52	-	-	36,749.52
00.0.1.07.00.00	REVALUATION OF OWN PROPERTY	-	-	(128.59)	-	-	-	-	-	(128.59)
00.0.1.18.00.00	NET INCOME FOR THE PERIOD	-	-	-	-	-	-	326,958.15	-	326,958.15
00.0.1.19.00.00	DESTINATIONS:
00.0.1.23.00.00	INTEREST ON OWN CAPITAL	-	-	-	-	-	-	(135,500.00)	-	(135,500.00)
00.0.1.00.00.00	AT SEPTEMBER 30, 2004	5,000,000.00	158,685.10	9,678.82	355,987.36	2,327,591.54	(59,509.81)	191,444.18	(51,423.80)	7,932,453.39
00.0.2.00.00.00	CHANGES IN THE PERIOD	-	-	(128.59)	-	-	36,749.52	191,444.18	-	228,065.11
00.0.6.00.00.00	INTEREST ON OWN CAPITAL PER SHARE	-	-	-	-	-	-	-	-	-

7009 - CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION

CODE	DESCRIPTION	From July 1, 2004 to September 30, 2004

10.0.0.00.00.00	FINANCIAL RESOURCES WERE PROVIDED BY	6,926,039.08
10.1.0.00.00.00	ADJUSTED NET INCOME FOR THE PERIOD	455,143.92
10.2.0.00.00.00	CHANGES IN DEFERRED INCOME	7,809.33
10.3.0.00.00.00	STOCKHOLDERS' FUNDS	(13.97)
10.3.3.00.00.00	Other (+/-)	(13.97)
10.5.0.00.00.00	THIRD PARTY FUNDS	6,463,099.80
10.5.1.00.00.00	Increase in Liabilities	6,408,758.17
10.5.1.01.00.00	Deposits	2,715,689.07
10.5.1.02.00.00	Funds Obtained in the Open Market	1,110,906.29
10.5.1.09.00.00	Other Liabilities	1,436,229.00
10.5.2.00.00.00	Decrease in Assets	1,145,933.81
10.5.2.02.00.00	Marketable Securities	1,145,933.81
10.5.3.00.00.00	Sale of Assets and Investments	54,341.63
10.5.3.02.00.00	Foreclosed Assets	22,223.87
10.5.3.03.00.00	Fixed Assets	8,037.03
10.5.3.05.00.00	Investments	24,080.73
20.0.0.00.00.00	FINANCIAL RESOURCES WERE USED FOR	6,638,978.52
20.2.0.00.00.00	DIVIDENDS AND INTEREST ON OWN CAPITAL PROPOSED / DISTRIBUTED	135,500.00
20.4.0.00.00.00	INVESTMENTS IN	177,788.29
20.4.1.00.00.00	Investments in Subsidiary	1,592.17
20.4.2.00.00.00	Foreclosed Assets	9,457.98
20.4.3.00.00.00	Fixed Assets	40,634.67
20.4.5.00.00.00	Investments	126,103.47
20.5.0.00.00.00	DEFERRED CHARGES	44,605.67
20.6.0.00.00.00	INCREASE IN ASSETS	4,833,206.03
20.6.1.00.00.00	Interbank Investments	2,467,860.03
20.6.3.00.00.00	Interbank and Interdepartmental accounts	239,900.20
20.6.4.00.00.00	Lending Operations	1,176,991.06
20.6.5.00.00.00	Leasing Operations	38,410.75
20.6.6.00.00.00	Other Credits	888,157.65
20.6.7.00.00.00	Other Assets	21,886.34
20.7.0.00.00.00	DECREASE IN LIABILITIES	1,447,878.53
20.7.5.00.00.00	Mortgage Notes	109,533.79
20.7.7.00.00.00	Interbank and Interdepartmental accounts	160,365.70
20.7.8.00.00.00	Borrowings and Onlendings	1,177,979.04
30.0.0.00.00.00	INCREASE (DECREASE) IN CASH AND DUE FROM BANKS
	(10.0.0.00.00.00 – 20.0.0.00.00.00)	287,060.56

50.0.0.00.00.00	CASH AND DUE FROM BANKS AT BEGINNING OF THE PERIOD	1,038,977.24
60.0.0.00.00.00	CASH AND DUE FROM BANKS AT THE END OF THE PERIOD	1,326,037.80
70.0.0.00.00.00	INCREASE (DECREASE) IN CASH AND DUE FROM BANKS
	(= 30.0.0.00.00.00)	287,060.56

7010 - FINANCIAL GROUP BALANCE SHEET

CODE	DESCRIPTION	September 30, 2004

10.0.0.00.00.00	TOTAL ASSETS	76,102,920.95
10.1.0.00.00.00	CURRENT ASSETS	54,054,202.72
10.1.1.00.00.00	CASH AND DUE FROM BANKS	1,266,028.07
10.1.2.00.00.00	SHORT-TERM INTERBANK INVESTMENTS	16,199,821.68
10.1.2.21.00.00	Securities Purchased Under Resale Agreements	13,109,356.83
10.1.2.22.00.00	Interbank Deposits	3,090,464.85
10.1.3.00.00.00	MARKETABLE SECURITIES	6,684,829.26
10.1.3.10.00.00	Own Portfolio	3,716,650.61
10.1.3.20.00.00	Subject to Repurchase Commitments	479,608.18
10.1.3.70.00.00	Pledged with Brazilian Central Bank	1,263,768.96
10.1.3.40.00.00	Pledged under Guarantees Rendered	708,171.31
10.1.3.60.00.00	Securities Held to Maturity	6,351.60
10.1.3.85.00.00	Derivative Financial Instruments	510,278.60
10.1.4.00.00.00	INTERBANK ACCOUNTS	5,118,783.59
10.1.4.10.00.00	Payments and Receipts Pending Settlement	696,511.85
10.1.4.20.00.00	Compulsory Deposits	4,414,354.54
10.1.4.20.10.00	Brazilian Central Bank	4,411,639.15
10.1.4.20.40.00	National Housing System - SFH	2,715.39
10.1.4.80.00.00	Correspondent Banks	7,917.20
10.1.5.00.00.00	INTERDEPARTMENTAL ACCOUNTS	48,992.83
10.1.5.10.00.00	Third-party Funds in Transit	1,122.99
10.1.5.20.00.00	Internal Transfers of Funds	47,869.84
10.1.6.00.00.00	LENDING OPERATIONS	17,789,784.35
10.1.6.10.00.00	Lending Operations	18,850,761.43
10.1.6.10.10.00	Public Sector	214,585.24
10.1.6.10.20.00	Private Sector	18,636,176.19
10.1.6.90.00.00	Allowance for Lending Losses	(1,060,977.08)
10.1.7.00.00.00	LEASING OPERATIONS	7,495.95
10.1.7.10.00.00	Leasing Operations	316,468.99
10.1.7.10.20.00	Private Sector	316,468.99
10.1.7.80.00.00	Unearned Leasing Income	(304,784.66)
10.1.7.90.00.00	Allowance for Leasing Losses	(4,188.38)
10.1.8.00.00.00	OTHER CREDITS	6,622,923.94
10.1.8.10.00.00	Receivables on Guarantees Honored	537.74
10.1.8.20.00.00	Foreign Exchange Portfolio	3,696,008.82
10.1.8.30.00.00	Income Receivable	360,705.68
10.1.8.40.00.00	Negotiation and Intermediation of Securities	138,984.21
10.1.8.70.00.00	Sundry	2,481,476.92
10.1.8.90.00.00	Allowance for Other Credits Losses	(54,789.43)
10.1.9.00.00.00	OTHER ASSETS	315,543.05
10.1.9.40.00.00	Other Assets	135,638.43
10.1.9.70.00.00	Allowance for Other Assets Losses	(42,464.23)
10.1.9.90.00.00	Prepaid Expenses	222,368.85
10.2.0.00.00.00	LONG-TERM ASSETS	16,533,966.31
10.2.2.00.00.00	INTERBANK INVESTMENTS	73,810.16
10.2.2.22.00.00	Interbank Deposits	73,810.16
10.2.3.00.00.00	MARKETABLE SECURITIES	4,570,783.30
10.2.3.10.00.00	Own Portfolio	2,480,850.62
10.2.3.20.00.00	Subject to Repurchase Commitments	1,362,208.12
10.2.3.70.00.00	Pledged with Brazilian Central Bank	307,505.08
10.2.3.40.00.00	Pledged under Guarantees Rendered	355,615.76
10.2.3.85.00.00	Derivative Financial Instruments	64,603.72
10.2.4.00.00.00	INTERBANK ACCOUNTS	45,209.01
10.2.4.20.00.00	Compulsory Deposits	45,209.01
10.2.4.20.40.00	National Housing System - SFH	45,209.01
10.2.6.00.00.00	LENDING OPERATIONS	7,562,638.75
10.2.6.10.00.00	Lending Operations	7,812,955.66
10.2.6.10.10.00	Public Sector	316,537.46
10.2.6.10.20.00	Private Sector	7,496,418.20
10.2.6.90.00.00	Allowance for Lending Losses	(250,316.91)
10.2.7.00.00.00	LEASING OPERATIONS	(10,293.07)
10.2.7.10.00.00	Leasing Operations	290,638.96
10.2.7.10.20.00	Private Sector	290,638.96
10.2.7.80.00.00	Unearned Leasing Income	(297,292.55)
10.2.7.90.00.00	Allowance for Leasing Losses	(3,639.48)
10.2.8.00.00.00	OTHER CREDITS	4,218,076.81
10.2.8.10.00.00	Receivables on Guarantees Honored	1,197.06
10.2.8.20.00.00	Foreign Exchange Portfolio	31.30
10.2.8.30.00.00	Income Receivable	3,610.88
10.2.8.40.00.00	Negotiation and Intermediation of Securities	2,337.77
10.2.8.70.00.00	Sundry	4,218,128.96
10.2.8.90.00.00	Allowance for Other Credits Losses	(7,229.16)
10.2.9.00.00.00	OTHER ASSETS	73,741.35
10.2.9.90.00.00	Prepaid Expenses	73,741.35
10.3.0.00.00.00	PERMANENT ASSETS	5,514,751.92
10.3.1.00.00.00	INVESTMENTS	2,950,641.43
10.3.1.20.00.00	Investments in Subsidiary and Associated Companies	2,419,352.66
10.3.1.20.10.00	Local Residents	2,121,375.83
10.3.1.20.20.00	Foreign residents	297,976.83
10.3.1.50.00.00	Other Investments	577,487.15
10.3.1.90.00.00	Allowance for Losses	(46,198.38)
10.3.2.00.00.00	FIXED ASSETS	381,105.48
10.3.2.30.00.00	Land and buildings in use	186,150.81
10.3.2.40.00.00	Other Fixed Assets	839,564.12
10.3.2.90.00.00	Accumulated Depreciation	(644,609.45)
10.3.3.00.00.00	LEASED FIXED ASSETS	911,138.88
10.3.3.20.00.00	Leased Assets	1,552,760.07
10.3.3.90.00.00	Accumulated depreciation	(641,621.19)
10.3.4.00.00.00	DEFERRED CHARGES	1,271,866.13
10.3.4.10.00.00	Organization and Expansion Costs	2,011,432.05
10.3.4.90.00.00	Accumulated Amortization	(739,565.92)
40.0.0.00.00.00	TOTAL LIABILITIES	76,102,920.95
40.1.0.00.00.00	CURRENT LIABILITIES	49,755,083.94
40.1.1.00.00.00	DEPOSITS	24,409,019.45
40.1.1.10.00.00	Demand Deposits	3,632,523.18
40.1.1.20.00.00	Savings Deposits	5,900,318.88
40.1.1.30.00.00	Interbank Deposits	212,653.13
40.1.1.40.00.00	Time Deposits	14,663,524.26
40.1.2.00.00.00	SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	11,256,665.53
40.1.2.10.00.00	Own Portfolio	1,626,699.83
40.1.2.20.00.00	Third Parties Portfolio	9,469,964.07
40.1.2.30.00.00	Unrestricted Portfolio	160,001.63
40.1.3.00.00.00	RESOURCES FROM SECURITIES ISSUED	1,926,758.75
40.1.3.30.00.00	Mortgage Notes	500,795.37
40.1.3.50.00.00	Securities Abroad	1,425,963.38
40.1.4.00.00.00	INTERBANK ACCOUNTS	654,647.06
40.1.4.10.00.00	Receipts and Payments Pending Settlement	629,293.04
40.1.4.40.00.00	Correspondent Banks	25,354.02
40.1.5.00.00.00	INTERDEPARTMENTAL ACCOUNTS	319,014.59
40.1.5.10.00.00	Third-Party Funds in Transit	318,687.60
40.1.5.20.00.00	Internal Transfer of Funds	326.99
40.1.6.00.00.00	BORROWINGS	2,541,425.99
40.1.6.10.00.00	Borrowings in Brazil - Governmental Agencies	349.41
40.1.6.20.00.00	Borrowings in Brazil - Other Institutions	233.26
40.1.6.30.00.00	Foreign Borrowings	2,540,843.32
40.1.7.00.00.00	ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	1,694,155.32
40.1.7.10.00.00	National Treasury	2,075.42
40.1.7.30.00.00	BNDES ( National Economic Development Bank)	692,664.41
40.1.7.40.00.00	CEF (Federal Savings and Loans Bank)	45,202.98
40.1.7.50.00.00	FINAME (National Industrial Financing Authority)	954,212.51
40.1.8.00.00.00	FOREIGN ONLENDING	163,836.80
40.1.8.10.00.00	Foreign Onlending	163,836.80
40.1.9.00.00.00	OTHER LIABILITIES	6,789,560.45
40.1.9.10.00.00	Collection of Taxes and Social Contributions	222,908.79
40.1.9.20.00.00	Foreign Exchange Portfolio	2,587,552.10
40.1.9.30.00.00	Social and Statutory	190,969.95
40.1.9.40.00.00	Taxes and Social Security	305,495.04
40.1.9.50.00.00	Negotiation and Intermediation of Securities	256,266.86
40.1.9.85.00.00	Subordinated Debt	35,712.48
40.1.9.87.00.00	Derivative Financial Instruments	240,857.48
40.1.9.90.00.00	Sundry	2,949,797.75
40.2.0.00.00.00	LONG-TERM LIABILITIES	18,150,524.55
40.2.1.00.00.00	DEPOSITS	7,989,552.78
40.2.1.30.00.00	Interbank Deposits	3,347.45
40.2.1.40.00.00	Time Deposits	7,986,205.33
40.2.3.00.00.00	RESOURCES FROM SECURITIES ISSUED	277,654.86
40.2.3.30.00.00	Mortgage Notes	5,498.60
40.2.3.50.00.00	Securities Abroad	272,156.26
40.2.6.00.00.00	BORROWINGS	484,049.49
40.2.6.10.00.00	Borrowings in Brazil - Governmental Agencies	756.35
40.2.6.30.00.00	Foreign Borrowings	483,293.14
40.2.7.00.00.00	ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	3,323,048.26
40.2.7.10.00.00	National Treasury	71,762.83
40.2.7.30.00.00	BNDES ( National Economic Development Bank)	2,084,315.01
40.2.7.40.00.00	CEF (Federal Savings and Loans Bank)	64,871.50
40.2.7.50.00.00	FINAME (National Industrial Financing Authority)	1,102,098.92
40.2.8.00.00.00	FOREIGN ONLENDINGS	70,809.65
40.2.8.10.00.00	Foreign Onlendings	70,809.65
40.2.9.00.00.00	OTHER LIABILITIES	6,005,409.51
40.2.9.40.00.00	Taxes and Social Security	661,263.95
40.2.9.85.00.00	Subordinated Debt	1,567,866.93
40.2.9.87.00.00	Derivative Financial Instruments	79,659.80
40.2.9.90.00.00	Sundry	3,696,618.83
40.5.0.00.00.00	DEFERRED INCOME	35,506.89
40.5.1.00.00.00	Deferred Income	35,506.89
40.6.0.00.00.00	STOCKHOLDERS’ EQUITY	8,161,805.57
40.6.1.00.00.00	Capital	5,132,749.68
40.6.1.10.00.00	Local Residents	3,615,651.46
40.6.1.20.00.00	Foreign Residents	1,517,098.22
40.6.2.00.00.00	(Capital to be realized)	(1,250.00)
40.6.4.00.00.00	Capital Reserves	179,911.81
40.6.5.00.00.00	Revaluation Reserve on Subsidiaries	9,679.10
40.6.6.00.00.00	Revenue Reserves	2,712,617.64
40.6.7.00.00.00	Unrealized gains and losses-Marketable Securities and
	Derivative Financial Instruments	(61,170.24)
40.6.8.00.00.00	Retained earnings	240,690.38
40.6.9.00.00.00	Treasury Stock	(51,422.80)

7011 - FINANCIAL GROUP STATEMENT OF INCOME

		From July 1, 2004	From January 1, 2004
CODE	DESCRIPTION	to September 30, 2004	to September 30, 2004

10.1.1.10.10.00	REVENUE FROM FINANCIAL INTERMEDIATION	2.652.720,29	8.259.652,81
10.1.1.10.10.11	Lending Operations	1.494.964,79	5.201.020,45
10.1.1.10.10.13	Leasing Operations	23.284,76	77.575,18
10.1.1.10.10.15	Marketable Securities	713.209,38	2.295.027,27
10.1.1.10.10.16	Derivative Financial Instruments	263.118,75	198.817,29
10.1.1.10.10.17	Foreign Exchange Transactions	54.337,47	194.327,56
10.1.1.10.10.19	Compulsory Deposits	103.805,14	292.885,06
10.1.1.10.20.00	EXPENSES ON FINANCIAL INTERMEDIATION	(1.451.142,83)	(5.099.807,73)
10.1.1.10.20.12	Deposits and Securities Sold	(1.116.264,17)	(3.599.151,00)
10.1.1.10.20.14	Borrowings and Onlendings	(106.224,29)	(681.185,77)
10.1.1.10.20.20	Provision for Lending, Leasing and Other
	Credits Losses	(228.654,37)	(819.470,96)
10.1.1.10.00.00	GROSS PROFIT FROM FINANCIAL INTERMEDIATION	1.201.577,46	3.159.845,08
10.1.1.20.00.00	OTHER OPERATING INCOME (EXPENSES)	(748.886,15)	(1.952.118,76)
10.1.1.20.21.00	Services Rendered	496.116,40	1.478.084,93
10.1.1.20.22.00	Salaries, Benefits, Training and Social Security	(419.960,32)	(1.171.202,89)
10.1.1.20.24.00	Other Administrative Expenses	(513.138,96)	(1.640.341,63)
10.1.1.20.26.00	Financial Transaction and Other Taxes	(105.762,12)	(279.099,50)
10.1.1.20.23.00	Equity in Results of Subsidiary and
	Associated Companies	(3.312,95)	241.548,64
10.1.1.20.25.00	Other Operating Income	64.871,13	166.838,98
10.1.1.20.32.00	Other Operating Expenses	(267.699,33)	(747.947,29)
10.1.1.00.00.00	OPERATING INCOME	452.691,31	1.207.726,32
10.1.2.00.00.00	NON-OPERATING INCOME (EXPENSES), NET	(1.799,17)	(18.753,98)
10.1.0.00.00.00	INCOME BEFORE TAXES AND PROFIT SHARING	450.892,14	1.188.972,34
10.2.0.00.00.00	INCOME TAX AND SOCIAL CONTRIBUTION	(105.461,21)	(138.015,10)
10.2.1.00.00.00	Provision for Income Tax	(13.489,69)	(68.269,14)
10.2.2.00.00.00	Provision for Social Contribution	(4.455,08)	(25.376,38)
10.2.3.00.00.00	Deferred Tax Asset	(87.516,44)	(44.369,58)
10.3.0.00.00.00	PROFIT SHARING	(36.394,45)	(141.141,08)
10.0.0.00.00.00	NET INCOME	309.036,48	909.816,16
20.0.0.00.00.00	INTEREST ON OWN CAPITAL	(135.500,00)	(375.508,58)
30.0.0.00.00.00	NET INCOME PER SHARE:	0,000221354725547	0,000651677453726

7012 - FINANCIAL GROUP STATEMENT OF CHANGES IN FINANCIAL POSITION

CODE	DESCRIPTION	From July 1, 2004 to September 30, 2004

10.0.0.00.00.00	FINANCIAL RESOURCES WERE PROVIDED BY	7.358.329,53
10.1.0.00.00.00	ADJUSTED NET INCOME FOR THE PERIOD	519.818,59
10.2.0.00.00.00	CHANGES IN DEFERRED INCOME	1.247,63
10.3.0.00.00.00	STOCKHOLDERS' FUNDS	14.281,93
10.3.3.00.00.00	Other (+/-)	14.281,93
10.5.0.00.00.00	THIRD PARTY FUNDS	6.822.981,38
10.5.1.00.00.00	Increase in Liabilities	5.208.927,91
10.5.1.01.00.00	Deposits	2.783.090,88
10.5.1.02.00.00	Funds Obtained in the Open Market	1.110.432,14
10.5.1.09.00.00	Other Liabilities	1.315.404,89
10.5.2.00.00.00	Decrease in Assets	1.573.951,66
10.5.2.02.00.00	Marketable Securities	1.573.951,66
10.5.3.00.00.00	Sale of Assets and Investments	40.101,81
10.5.3.02.00.00	Foreclosed Assets	12.167,02
10.5.3.03.00.00	Fixed Assets	1.007,36
10.5.3.04.00.00	Leased Fixed Assets	22.917,42
10.5.3.05.00.00	Investments	4.010,01
20.0.0.00.00.00	FINANCIAL RESOURCES WERE USED FOR	7.069.790,12
20.2.0.00.00.00	DIVIDENDS AND INTEREST ON OWN CAPITAL PROPOSED/DISTRIBUTED	135.500,00
20.4.0.00.00.00	INVESTMENTS IN	227.422,87
20.4.2.00.00.00	Foreclosed Assets	7.678,38
20.4.3.00.00.00	Fixed Assets	16.905,58
20.4.4.00.00.00	Leased Fixed Assets	133.765,86
20.4.5.00.00.00	Investments	69.073,05
20.5.0.00.00.00	DEFERRED CHARGES	66.620,18
20.6.0.00.00.00	INCREASE IN ASSETS	5.118.619,32
20.6.1.00.00.00	Interbank Investments	2.441.485,36
20.6.3.00.00.02	Interbank and Interdepartmental accounts	245.270,96
20.6.4.00.00.00	Lending Operations	1.824.946,75
20.6.5.00.00.00	Leasing Operations	434,57
20.6.6.00.00.00	Other Credits	591.160,99
20.6.7.00.00.00	Other Assets	15.320,69
20.7.0.00.00.00	DECREASE IN LIABILITIES	1.521.627,75
20.7.5.00.00.00	Mortgage Notes	111.682,03
20.7.7.00.00.00	Interbank and Interdepartmental accounts	160.246,30
20.7.8.00.00.00	Borrowings and Onlendings	1.249.699,42
30.0.0.00.00.00	INCREASE (DECREASE) IN CASH AND DUE FROM BANKS
	(10.0.0.00.00.00 – 20.0.0.00.00.00)	288.539,41

50.0.0.00.00.00	CASH AND DUE FROM BANKS AT BEGINNING OF THE PERIOD	977.488,66
60.0.0.00.00.00	CASH AND DUE FROM BANKS AT THE END OF THE PERIOD	1.266.028,07
70.0.0.00.00.00	INCREASE (DECREASE) IN CASH AND DUE FROM BANKS
	(= 30.0.0.00.00.00)	288.539,41

7013 - FINANCIAL ECONOMIC GROUP - CONEF

CONEF	DESCRIPTION	September 30, 2004

10.0.0.00.00-3	CURRENT AND LONG-TERM ASSETS	79,923,858.67
10.1.0.00.00-2	AVAILABLE FUNDS	1,326,082.21
10.1.1.00.00-5	Cash	712,315.78
10.1.2.00.00-8	Bank Deposits	5,655.67
10.1.3.00.00-1	Free Reserves	686.62
10.1.5.00.00-7	Foreign Money Supply	607,424.13
10.1.5.10.00-4	FOREIGN BANK DEPOSITS	576,640.18
10.1.5.20.00-1	FOREIGN AVAILABLE FUNDS	30,783.95
10.2.0.00.00-1	SHORT-TERM INTERBANK INVESTMENTS	16,556,998.09
10.2.1.00.00-4	Securities Purchased Under Resale Agreements	13,110,206.49
10.2.1.10.00-1	RESALES TO LIQUIDATE - OWN PORTFOLIO	3,327,538.29
10.2.1.10.10-4	Federal Government Securities	3,327,538.29
10.2.1.20.00-8	RESALES TO LIQUIDATE - THIRD PORTFOLIO	9,782,668.20
10.2.2.00.00-7	Interbank Deposits	3,281,808.34
10.2.2.10.00-4	INTERBANK DEPOSITS	3,281,808.34
10.2.6.00.00-9	Foreign Currency Investments	164,983.26
10.2.6.10.00-6	PRIOR NOTICE AND FIXED TIME	62,936.23
10.2.6.20.00-3	BRAZILIAN CENTRAL BANK - EXCESS OF POSITION	102,047.03
10.3.0.00.00-0	MARKETABLE SECURITIES	17,836,475.71
10.3.1.00.00-3	Marketable Securities	12,783,225.54
10.3.1.10.00-0	FIXED RATE SECURITIES	5,705,214.26
10.3.1.10.10-3	Federal Government Securities	2,854,204.38
10.3.1.10.30-9	Financial Institutions	484,028.43
10.3.1.10.62-2	Securities Certificates Receivables	126.81
10.3.1.10.90-7	Others	2,366,854.64
10.3.1.15.00-5	MUTUAL FUNDS	2,571,651.49
10.3.1.17.00-3	Floating Rate Securities - Technical Provisions Reserve	2,448,819.64
10.3.1.17.40-5	EQUITY FUNDS	2,448,819.64
10.3.1.20.00-7	Floating Rate Securities - Others	192,747.85
10.3.1.20.10-0	Listed Companies	93,499.34
10.3.1.20.20-3	Non-listed Companies	27,360.04
10.3.1.20.40-9	Equity Funds	71,888.47
10.3.1.85.00-4	FOREIGN MARKETABLE SECURITIES	1,864,792.29
10.3.1.85.10-7	Brazilian Sovereign Bonds	933,776.13
10.3.1.85.20-0	Securities of Foreign Governments	244,322.75
10.3.1.85.30-3	Brazilian State-Owned Companies	113,160.52
10.3.1.85.90-1	Others	573,532.90
10.3.2.00.00-6	SUBJECT TO COMMITMENTS	1,841,816.30
10.3.2.10.00-3	Subject to Repurchase Commitments	1,841,816.30
10.3.2.10.10-6	Federal Government Securities	1,750,007.25
10.3.2.10.90-0	Other	91,809.05
10.3.3.00.00-9	DERIVATIVE FINANCIAL INSTRUMENTS	576,383.65
10.3.3.10.00-6	Derivative Financial Instruments	45,572.31
10.3.3.15.00-1	Derivative Financial Instruments - Swap	530,811.33
10.3.4.00.00-2	Pledged With Brazilian Central Bank	1,553,370.84
10.3.4.10.00-9	PLEDGED WITH BRAZILIAN CENTRAL BANK	1,553,370.84
10.3.6.00.00-8	Pledged Under Guarantee Rendered	1,075,327.79
10.3.6.10.00-5	PLEDGED UNDER GUARANTEE RENDERED	1,075,327.79
10.3.6.10.10-8	Federal Government Securities	1,070,390.54
10.3.6.10.90-2	Other	4,937.25
10.3.7.00.00-1	UNRESTRICITED NOTES	6,351.60
10.3.7.10.00-8	UNRESTRICITED NOTES	6,351.60
10.4.0.00.00-9	INTERBANK ACCOUNTS	5,156,036.97
10.4.1.00.00-2	Check Clearing	685,702.56
10.4.2.00.00-5	Restricted Deposits	4,459,246.96
10.4.2.10.00-2	BRAZILIAN CENTRAL BANK	4,411,322.56
10.4.2.50.00-0	SFH - FAHBRE and FGTS DEPOSITS TO REIMBURSE	2,715.39
10.4.2.65.00-2	SFH - Salary Variations Compensation Fund	45,209.01
10.4.2.65.10-5	Novation Option	45,209.01
10.4.4.00.00-1	Correspondent Banks	11,087.45
10.5.0.00.00-8	INTERDEPARTMENTAL ACCOUNTS	48,342.23
10.6.0.00.00-7	LENDING AND LEASING OPERATIONS	24,826,362.76
10.6.1.00.00-0	Lending Operations	24,829,159.88
10.6.1.10.00-7	LOANS AND DISCOUNTED LOANS	14,145,367.58
10.6.1.20.00-4	FINANCING	10,011,557.72
10.6.1.30.00-1	AGRICULTURAL	960,028.57
10.6.1.40.00-8	REAL ESTATE LOANS	990,292.33
10.6.1.40.30-7	Habitational Loans	990,292.33
10.6.1.90.00-3	ALLOWANCE FOR LOAN LOSSES	(1,278,086.32)
10.6.2.00.00-3	Leasing Operations	(2,797.12)
10.6.2.10.00-0	LEASING OPERATIONS	5,030.74
10.6.2.90.00-6	ALLOWANCE FOR LEASING OPERATIONS LOSSES	(7,827.87)
10.9.0.00.00-4	OTHER RECEIVABLES	14,173,560.70
10.9.1.00.00-7	Guarantees Honored	1,734.81
10.9.2.00.00-0	Foreign Exchange	3,696,040.12
10.9.2.06.00-4	UNSETTLED EXCHANGE PURCHASES	2,620,551.84
10.9.2.06.10-7	Export and Interbank Contracts	1,710,987.77
10.9.2.06.30-3	Financial Contracts	5,583.74
10.9.2.06.32-7	Financial Contracts	711,306.42
10.9.2.06.70-5	Interdepartmental and Arbitrage Contracts	192,673.91
10.9.2.13.00-4	UNSETTLED EXCHANGE PURCHASES - FLOATING	1,744.08
10.9.2.13.30-3	EXPORT AND INTERBANK	890.63
10.9.2.13.50-9	Financial	853.45
10.9.2.25.00-9	Rights on Foreign Exchange Sold	1,368,080.73
10.9.2.25.10-2	IMPORT AND FINANCIAL CONTRACTS	334,111.81
10.9.2.25.20-5	Interbank	291,000.52
10.9.2.25.22-9	Financial Contracts	547,210.45
10.9.2.25.60-7	Interdepartmental and Arbitrage Contracts	195,757.95
10.9.2.26.00-8	(-) CONTRACTS ADVANCES IN LOCAL CURRENCY	(311,567.28)
10.9.2.33.00-8	RIGHTS ON FOREIGN EXCHANGE SOLD - FLOATING RATES	6,975.67
10.9.2.33.10-1	Import and Financial Contracts	3,054.07
10.9.2.33.40-0	Interbank	3,921.60
10.9.2.34.00-7	(-) CONTRACTS ADVANCES IN LOCAL CURRENCY -
	FLOATING RATES	(6,926.12)
10.9.2.34.10-0	(-) Import and Financial Contracts	(6,926.12)
10.9.2.50.00-5	INCOME RECEIVABLE OF CONTRACTED ADVANCES
	AND IMPORT CONTRACTS	17,181.22
10.9.3.00.00-3	INCOME RECEIVABLE	123,516.25
10.9.4.00.00-6	NEGOTIATION AND INTERMEDIATION OF SECURITIES	141,267.76
10.9.4.10.00-3	CASH – REGISTER AND LIQUIDATION	48,360.12
10.9.4.30.00-7	DEBTS TO LIQUIDATE	89,227.36
10.9.4.53.00-8	INTERMEDIATION OF SWAP OPERATIONS	2,923.76
10.9.4.90.00-9	OTHER CREDITS BY NEGOTIATION OF INTERMEDIATION OF
	SECURITIES	756.52
10.9.5.00.00-9	Specific Credits	1,474,020.45
10.9.5.30.00-0	INSURANCE COMPANIES	594,690.93
10.9.5.30.10-3	Receivables of Insurance Operations	587,895.16
10.9.5.30.20-6	Notes and Credits Receivable	6,795.76
10.9.5.35.00-5	PRIVATE RETIREMENT COMPANIES	2.67
10.9.5.35.10-8	Notes and Income Receivable	271.81
10.9.5.35.20-1	(-)ALLOWANCE FOR LENDING LOSSES	(269.13)
10.9.5.45.00-2	CREDIT CARD COMPANIES	879,326.85
10.9.5.45.10-5	Notes and Credits Receivable	1,000,354.18
10.9.5.45.20-8	Provision for Credits Losses	(121,027.33)
10.9.7.00.00-5	Other	8,429,121.65
10.9.7.25.00-4	FORECLOSED ASSETS	196,836.90
10.9.7.25.90-1	Other Assets	196,836.90
10.9.7.30.00-6	PROVISION FOR LOSSES	(53,282.99)
10.9.7.30.10-9	REAL ESTATE HOUSING	(9.63)
10.9.7.30.90-3	Other Assets	(53,273.36)
10.9.7.40.00-3	DEFERRED TAX AND SOCIAL CONTRIBUTION	2,632,937.75
10.9.7.40.10-6	Deferred Tax Circ 2746 - Report after Five Years	637,979.95
10.9.7.40.20-9	Deferred Tax Circ 2746 - Report up to Five Years	571,631.68
10.9.7.40.50-8	DEFERRED TAX	1,423,326.11
10.9.7.45.00-8	PREPAID TAXES	555,124.62
10.9.7.50.00-0	TAX RECOVERY	44,559.60
10.9.7.90.00-8	FOREIGN DEBTORS	109,120.63
10.9.7.95.00-3	LOCAL DEBTORS	4,943,825.14
10.9.8.00.00-8	Nonperforming Loans	(61,776.62)
10.9.8.90.00-1	ALLOWANCE FOR LOAN LOSSES	(61,776.62)
10.9.9.00.00-1	Prepaid Expenses	369,636.27
20.0.0.00.00-6	PERMANENT ASSETS	4,538,976.11
20.1.0.00.00-5	INVESTMENTS	1,168,586.67
20.1.2.00.00-1	Investments In Subsidiary Companies	53,802.06
20.1.2.10.00-8	INVESTMENTS IN SUBSIDIARY COMPANIES	53,802.06
20.1.2.10.90-5	Other	53,802.06
20.1.3.00.00-4	Fiscal Incentive Investments	6,926.71
20.1.4.00.00-7	Membership Certificates	35,694.77
20.1.4.10.00-4	MEMBERSHIP CERTIFICATES	35,727.09
20.1.4.10.10-7	Securities Exchanges and CETIP	35,331.72
20.1.4.10.90-1	Other	395.38
20.1.4.99.00-1	PROVISION FOR LOSSES	(32.33)
20.1.5.00.00-0	Stocks And Quotas	38,506.78
20.1.5.10.00-7	STOCKS AND QUOTAS	41,176.25
20.1.5.10.10-0	Companies of Liquidation and Custody Pledged to Securities Exchange	8,246.81
20.1.5.10.20-3	Other	32,929.44
20.1.5.20.00-4	SHARES OF PRIVATE COMPANIES	496.96
20.1.5.99.00-4	PROVISION FOR LOSSES	(3,166.43)
20.1.5.99.10-7	Companies of Liquidation and Custody Pledged to Securities Exchange	(229.22)
20.1.5.99.20-0	Other	(2,937.21)
20.1.9.00.00-2	OTHER INVESTMENTS	1,033,656.36
20.1.9.90.00-5	Other Investments	1,043,670.24
20.1.9.99.00-6	PROVISION FOR LOSSES	(10,013.88)
20.2.0.00.00-4	PROPERTY AND EQUIPMENT	941,909.89
20.2.1.00.00-7	Storaged Furniture And Equipment	2,108.18
20.2.2.00.00-0	Property And Equipment In Process	456.10
20.2.3.00.00-3	Land And Buildings	482,958.95
20.2.3.10.00-0	LAND AND BUILDINGS	662,285.38
20.2.3.99.00-7	ACCUMULATED DEPRECIATION OF LAND AND BUILDINGS	(179,326.42)
20.2.4.00.00-6	Furniture And Equipment	225,816.34
20.2.4.10.00-3	FURNITURE AND EQUIPMENT	567,643.62
20.2.4.99.00-0	ACCUMULATED DEPRECIATION OF FURNITURE AND EQUIPMENT	(341,827.27)
20.2.8.00.00-8	Others	230,570.32
20.2.8.90.00-1	OTHER OPERATING ASSETS	772,655.56
20.2.8.99.00-2	ACCUMULATED DEPRECIATION OF OTHER OPERATING ASSETS	(542,085.24)
20.3.0.00.00-3	LEASED ASSETS	911,138.88
20.3.1.00.00-6	LEASED ASSETS	911,138.88
20.4.0.00.00-2	DEFERRED CHARGES	1,517,340.67
20.4.1.00.00-5	Organization And Expansion Costs	2,406,534.67
20.4.1.10.00-2	LEASED LOSSES TO AMORTIZE	57,959.58
20.4.1.90.00-8	OTHERS ORGANIZATION AND EXPANSION COSTS	2,348,575.09
20.4.9.00.00-9	Accumulated Amortization	(889,194.00)
20.4.9.10.00-6	LEASED LOSSES TO AMORTIZE	(29,828.30)
20.4.9.90.00-2	OTHER	(859,365.70)
30.0.0.00.00-9	OFF-BALANCE ITEMS	537,870,355.75
30.1.0.00.00-8	CO-OBLIGATION AND RISKS FOR GUARANTEES PROVIDED	3,671,439.40
30.1.1.00.00-1	Imported Credits Outstanding	117,877.21
30.1.3.00.00-7	Confirmed Exported Credits	16,550.73
30.1.4.00.00-0	Guarantees Provided	3,533,025.13
30.1.4.10.00-7	FINANCIAL INSTITUTIONS AUTHORIZED TO OPERATE BY
	BRAZILIAN CENTRAL BANK	149,354.04
30.1.4.90.00-3	Other	3,383,671.09
30.1.5.00.00-3	Co-Obligation For Credit Assignment	3,986.34
30.3.0.00.00-6	MARKETABLE SECURITIES	7,850,961.14
30.3.1.00.00-9	Securities Registered On Selic	4,911,732.13
30.3.2.00.00-2	Securities Non-Registered On Selic	2,939,229.01
30.4.0.00.00-5	CUSTODY	95,353,436.74
30.4.2.00.00-1	Amounts Guaranted by FGPC	13,074.47
30.4.4.00.00-7	Securities In Guarantee Of Rural Debts Renegotiation	4,233.41
30.4.6.00.00-3	AMOUNTS GUARANTED BY PLEDGED DEPOSITS	32,769.32
30.4.8.00.00-9	Amounts Guaranted By Financial Institutions	99,924.12
30.4.9.00.00-2	Other	95,203,435.42
30.5.0.00.00-4	COLLECTION	16,172,675.71
30.6.0.00.00-3	NEGOTIATION AND INTERMEDIATION OF SECURITIES	71,521,999.79
30.6.1.00.00-6	Equity, Financial Assets And Commodities	65,778,388.13
30.6.3.00.00-2	Guarantees Honored And Other Guarantees On Stock Exchange	5,116,187.17
30.6.5.00.00-8	Credit Risk On Swap Contracts	627,424.49
30.6.5.10.00-5	CREDIT RISK ON SWAP CONTRACTS	210,357.26
30.6.5.20.00-2	RECEIVABLES UNDER SWAP CONTRACTS	383,115.11
30.6.5.30.00-9	PAYABLES UNDER SWAP CONTRACTS	33,952.12
30.8.0.00.00-1	CONTRACTS	32,296,012.24
30.9.0.00.00-0	CONTROL	311,003,830.72
30.9.4.00.00-2	Preferred Shares Redeemption non Elegible to Capital	7,964.53
30.9.7.00.00-1	Capital Required To Market Risk Covery	1,122,059.35
30.9.7.10.00-8	EXCHANGE RATE	977,384.72
30.9.7.20.00-5	INTEREST RATE	144,674.63
30.9.8.00.00-4	CONTROL	2,180,286.51
30.9.8.10.00-1	Total Exchange Exposure	2,035,512.59
30.9.8.90.00-7	Deferred Taxes from Depreciation Gains	144,773.92
30.9.8.90.10-0	Total Exchange Exposure	68,940.23
30.9.8.90.30-6	Deferred Taxes Excluded for Tier 1 Capital Purpose	75,833.69
30.9.9.00.00-7	Others Off-Balance Assets	307,693,520.32
39.9.9.99.99-4	TOTAL ASSETS	622,333,190.53
40.0.0.00.00-2	CURRENT AND LONG-TERM LIABILITIES	(75,671,410.97)
40.1.0.00.00-1	DEPOSITS	(32,044,056.91)
40.1.1.00.00-4	Demand Deposits	(3,603,783.49)
40.1.2.00.00-7	Saving Deposits	(5,900,318.88)
40.1.3.00.00-0	Interbank Deposits	(143,518.75)
40.1.5.00.00-6	Time Deposits	(22,394,815.76)
40.1.8.00.00-5	Foreign Deposits	(1,620.03)
40.2.0.00.00-0	FUNDS OBTAINED IN THE OPEN MARKET	(11,264,668.44)
40.2.3.00.00-9	Unrestrict Portfolio	(161,595.55)
40.2.1.00.00-3	OWN PORTFOLIO	(1,627,995.66)
40.2.2.00.00-6	THIRD PARTIES	(9,475,077.23)
40.3.0.00.00-9	NOTES AND DEBENTURES	(2,241,047.36)
40.3.1.00.00-2	Mortgage Notes	(524,003.73)
40.3.3.00.00-8	Accounts Payable For Securities Abroad	(1,717,043.63)
40.4.0.00.00-8	INTERBANK ACCOUNTS	(624,589.65)
40.5.0.00.00-7	INTERDEPARTMENTAL ACCOUNTS	(348,389.80)
40.6.0.00.00-6	BORROWINGS AND ONLENDINGS	(8,559,474.86)
40.6.1.00.00-9	Borrowings	(3,306,947.80)
40.6.1.10.00-6	LOCAL BORROWINGS	(264,992.28)
40.6.1.20.00-3	FOREIGN BORROWINGS	(3,041,955.52)
40.6.2.00.00-2	Onlendings	(5,252,527.06)
40.6.2.10.00-9	LOCAL ONLENDINGS	(5,017,880.61)
40.6.2.20.00-6	FOREIGN ONLENDINGS	(234,646.45)
40.7.0.00.00-5	Derivative Financial Instruments	(325,756.82)
40.8.0.00.00-4	OTHER LIABILITIES	(18,662,863.56)
40.8.1.00.00-7	Collection Of Taxes And Social Contributions	(232,266.98)
40.8.2.00.00-0	Foreign Exchange Portfolio	(2,587,552.10)
40.8.3.00.00-3	Social And Statutory	(330,811.22)
40.8.3.10.00-0	DIVIDENDS PAYABLE	(287,321.47)
40.8.3.15.00-5	PROVISION FOR PROFIT SHARING	(37,978.12)
40.8.3.30.00-4	GRATUITY PAYABLE	(5,511.63)
40.8.4.00.00-6	TAXES AND SOCIAL SECURITY	(1,498,049.47)
40.8.4.10.00-3	INCOME TAX AND SOCIAL CONTRIBUTION	(18,114.36)
40.8.4.15.00-8	PROVISION FOR INCOME TAX AND SOCIAL CONTRIBUTION	(330,898.66)
40.8.4.20.00-0	TAXES PAYABLE	(245,996.08)
40.8.4.30.00-7	PROVISION FOR DEFERRED TAX	(32,373.06)
40.8.4.50.00-1	PROVISION FOR TAX CONTINGENCIES	(870,667.32)
40.8.5.00.00-9	Negotiation And Intermediation Of Securities	(285,921.82)
40.8.7.00.00-5	Specific Liabilities	(6,268,165.85)
40.8.7.30.00-6	INSURANCE COMPANIES	(1,910,116.67)
40.8.7.30.10-9	Non-Committed Technical Provisions	(353,659.43)
40.8.7.30.20-2	Committed Technical Provisions	(1,297,914.07)
40.8.7.30.30-5	Insurance and Reinsurance Companies Debt	(258,543.17)
40.8.7.35.00-1	PRIVATE RETIREMENT COMPANIES	(3,360,887.19)
40.8.7.35.10-4	Non-Committed Technical Provisions	(3,348,713.14)
40.8.7.35.30-0	Retirement Debt Transactions	(12,174.05)
40.8.7.40.00-3	CAPITALIZATION COMPANIES	(341,825.90)
40.8.7.40.10-6	Non-Committed Technical Provisions	(292,637.88)
40.8.7.40.20-9	Committed Technical Provisions	(49,188.02)
40.8.7.45.00-8	CREDIT CARD COMPANIES	(655,336.09)
40.8.7.45.10-1	Payable to Merchants - Credit Cards	(655,336.09)
40.8.9.00.00-1	Sundry	(7,460,096.12)
40.8.9.08.00-3	PREPAID RESIDUAL VALUE	(372,260.74)
40.8.9.90.00-4	OTHER LIABILITIES	(7,087,835.37)
40.9.0.00.00-3	HYBRID CAPITAL INSTRUMENTS AND SUBORDINATED DEBT	(1,600,563.58)
40.9.2.00.00-9	Subordinated Debt	(1,532,746.36)
40.9.2.10.00-6	MATURITY MORE THAN FIVE YEARS	(1,445,673.83)
40.9.2.50.00-4	MATURITY BETWEEN ONE AND TWO YEARS	(87,072.53)
40.9.3.00.00-2	Other Subordinated Debt	(67,817.22)
50.0.0.00.00-5	DEFERRED INCOME	(87,047.97)
60.0.0.00.00-8	STOCKHOLDERS' EQUITY	(8,496,273.63)
60.1.0.00.00-7	STOCKHOLDERS' EQUITY	(8,496,273.63)
60.1.1.00.00-0	Capital	(5,608,017.21)
60.1.1.10.00-7	CAPITAL	(5,409,724.19)
60.1.1.10.13-1	Common Shares - Local Residents	(3,280,152.85)
60.1.1.10.16-2	Non -Redemption Preferred Shares - Local Residents	(595,643.55)
60.1.1.10.17-9	Other Preferred Shares - Local Residents	(18.70)
60.1.1.10.23-4	Common Shares - Foreign Residents	(14,380.33)
60.1.1.10.26-5	Non -Redemption Preferred Shares - Foreign Residents	(1,502,709.80)
60.1.1.10.27-2	Other Preferred Shares - Foreign Residents	(8.02)
60.1.1.10.28-9	Quotas - Local Residents	(16,810.94)
60.1.1.20.00-4	CAPITAL INCREASE	(198,293.09)
60.1.1.20.13-8	Common Shares - Local Residents	(198,293.06)
60.1.1.20.28-6	Quotas - Local Residents	(0.03)
60.1.1.50.00-5	(-) CAPITAL TO REALIZE	0.07
60.1.3.00.00-6	Capital Reserves	(225,759.27)
60.1.4.00.00-9	Revaluation Reserves	(17,451.97)
60.1.5.00.00-2	Revenue Reserves	(2,723,388.34)
60.1.5.10.00-9	LEGAL RESERVE	(394,822.81)
60.1.5.20.00-6	Statutory Reserve	(2,328,563.95)
60.1.5.80.00-8	Special Dividends Reserve	(1.58)
60.1.5.80.99-8	Other	(1.58)
60.1.6.00.00-5	Unrealized Gains And Losses - Marketable Securities	61,437.04
60.1.8.00.00-1	Retained Earnings	(34,539.55)
60.1.9.00.00-4	Treasury Stock	51,445.66
70.0.0.00.00-1	REVENUES	7,430,252.73
70.1.0.00.00-0	REVENUE FROM FINANCIAL ACTIVITIES	6,052,525.47
70.2.0.00.00-9	REVENUE FROM NON-FINANCIAL ACTIVITIES	1,365,377.62
70.2.1.00.00-2	Insurance Companies	639,681.43
70.2.1.10.00-9	INSURANCE PREMIUMS	633,820.29
70.2.1.30.00-3	FINANCIAL REVENUES	5,861.14
70.2.2.00.00-5	PRIVATE RETIREMENT COMPANIES	323,478.01
70.2.2.10.00-2	CONTRIBUTION REVENUES	323,478.01
70.2.3.00.00-8	Capitalization Companies	84,043.94
70.2.3.10.00-5	CAPITALIZATION PREMIUMS	84,043.94
70.2.4.00.00-1	Credit Card Companies	278,473.60
70.2.4.10.00-8	CREDIT CARD REVENUES	212,887.38
70.2.4.30.00-2	FINANCIAL REVENUES	65,586.22
70.2.9.00.00-6	Other Activities	39,700.63
70.2.9.10.00-3	SALES REVENUE OF GOODS AND SERVICES	39,700.63
70.3.0.00.00-8	NON-OPERATING INCOME FROM FINANCIAL ACTIVITIES	12,349.64
80.0.0.00.00-4	EXPENSES	(7,222,150.52)
80.1.0.00.00-3	EXPENSES FROM FINANCIAL ACTIVITIES	(5,829,137.61)
80.2.0.00.00-2	EXPENSES FROM NON-FINANCIAL ACTIVITIES	(1,171,962.16)
80.2.1.00.00-5	Insurance Companies	(530,725.62)
80.2.1.10.00-2	INSURANCE CLAIMS	(215,617.51)
80.2.1.20.00-9	Selling and Other Insurance Expenses	(78,140.11)
80.2.1.30.00-6	Financial expenses	(3,637.83)
80.2.1.90.00-8	Others	(233,330.17)
80.2.2.00.00-8	Private Retirement Companies	(523,668.87)
80.2.2.10.00-5	PRIVATE RETIREMENT PLANS BENEFITS EXPENSES	(208,403.00)
80.2.2.20.00-2	SELLING AND OTHER INSURANCE EXPENSES	(2,713.74)
80.2.2.30.00-9	FINANCIAL EXPENSES	(312,552.13)
80.2.3.00.00-1	CAPITALIZATION COMPANIES	(65,098.44)
80.2.3.10.00-8	CAPITALIZATION PREMIUMS REDEMPTION EXPENSES	(3,860.37)
80.2.3.20.00-5	SELLING AND OTHER CAPITALIZATION EXPENSES	(2,705.70)
80.2.3.30.00-2	FINANCIAL EXPENSES	(58,532.37)
80.2.4.00.00-4	Credit Card Companies	(41,976.93)
80.2.4.30.00-5	ADMINISTRATIVE EXPENSES	(41,976.93)
80.2.9.00.00-9	Other Activities	(10,492.31)
80.2.9.10.00-6	SALES EXPENSES OF GOODS AND SERVICES	(9,697.31)
80.2.9.20.00-3	SELLING EXPENSES	(795.00)
80.3.0.00.00-1	NON-OPERATING EXPENSES FROM FINANCIAL ACTIVITIES	(16,114.19)
80.9.0.00.00-5	INCOME BEFORE TAXES AND PROFIT SHARING	(204,936.56)
80.9.4.00.00-7	INCOME TAX AND SOCIAL CONTRIBUTION	(161,933.39)
80.9.4.10.00-4	INCOME TAX	(110,068.60)
80.9.4.10.10-7	Financial Activities	(110,068.60)
80.9.4.30.00-8	SOCIAL CONTRIBUTION	(51,864.80)
80.9.4.30.10-1	Financial Activities	(51,864.80)
80.9.7.00.00-6	PROFIT SHARING	(43,003.17)
80.9.7.10.00-3	Profit Sharing	(43,003.17)
80.9.7.10.10-6	Administrators	(1,314.24)
80.9.7.10.20-9	Employees	(41,688.93)
90.0.0.00.00-7	OFF-BALANCE ITEMS	537,870,355.75
99.9.9.99.99-2	TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	622,333,190.53

7014 - NOTES TO THE QUARTERLY FINANCIAL INFORMATION

1. Operations

The operations of Unibanco - União de Bancos Brasileiros S.A. and its direct and indirect subsidiaries and jointly controlled companies in Brazil and abroad include, in addition to the financial activities of the Unibanco Conglomerate, other activities carried out by subsidiaries with specific objectives principally related to insurance, credit card operations, annuity product plans and private retirement plans.

2. Presentation of Financial Statements

The financial statements of Unibanco - União de Bancos Brasileiros S.A. and its foreign branches (Unibanco) are presented together with the consolidated financial statements of Unibanco and its direct and indirect subsidiaries, and its jointly controlled companies (Unibanco Consolidated), as shown in Note 9.

The consolidated financial statements have been prepared in accordance with consolidation principles determined by the Brazilian Securities Commission. Intercompany investments, balances, income and expenses, as well as unrealized intercompany gains and losses, were eliminated upon consolidation. The assets, liabilities, revenues and expenses of jointly controlled companies have been included in the consolidated financial statements on a proportional basis.

The financial statements of the subsidiaries Unibanco Leasing S.A. - Arrendamento Mercantil and Dibens Leasing S.A. – Arrendamento Mercantil were reclassified by means of off-book adjustments, in order to reflect their financial position and results of operations in the consolidation, in accordance with the financial method of accounting for leasing transactions.

3. Summary of Significant Accounting Policies

The accounting policies adopted by Unibanco and its subsidiary companies are in accordance with the requirements of Brazilian Corporate Law and the regulations of the National Monetary Council, the Brazilian Central Bank, the Brazilian Securities Commission and the Superintendency of Private Insurances.

(a) Determination of net income

Net income is determined on the accrual basis and considers:

  income, expenses and monetary or exchange rate variations, at official rates or indexes, pro rata temporis, on current and long-term assets and liabilities;

  the effects of the provisions to adjust the assets to market or realizable values;

  the adjustments to the technical reserves for insurance, annuity products and retirement plans;

  the insurance premiums, as well their respective acquisition costs are recognized in earnings when the policy is issued and it is adjusted to the changes in technical provision of unearned premium and to the deferred acquisition costs over the related contract period;

  the commission related to the policy issuance are deferred to earnings on a straight-line basis over a period of 12 months;

  the effects of the adjustment of investments in subsidiary and associated companies to reflect the equity method of accounting;

  the provision for federal income tax at the rate of 15% on taxable income, plus a specific surcharge of 10% on taxable income over established fiscal limits;

  the provision for social contribution calculated at the rate of 9% on the adjusted income before income tax; and

  tax credits calculated on temporary differences between book value and tax bases, and on tax loss carry-forwards.

(b) Current and long-term assets

These assets are stated at cost plus, when applicable, the related income and monetary and exchange rate variations, and less the related unearned income and/or allowances for losses, except for marketable securities, the derivative financial instruments and financial assets subject to hedge, which are presented, as stated in item (c).

The allowance for credit losses is set up in an amount considered sufficient to cover probable future losses. Management's analysis to establish the allowance required takes into account the economic environment, past experience, specific, and general portfolio risks, as well as the regulations of the Brazilian Central Bank.

(c) Marketable securities and derivative financial instruments

Marketable securities

Marketable securities are classified into three categories accounted for as follows:

  Trading securities – acquired for trading purposes. They are stated at cost plus accrued interest and adjusted to their fair values. Unrealized gains and losses are recognized currently in earnings.

  Securities available for sale – acquired as part of the strategy for the risk management of market risks. They are negotiated as a result of the changes in the interest rates, for changes in payment conditions or other factors. They are stated at cost plus accrued interest and adjusted to their fair value, with the related income recognized currently and unrealized gains and losses recorded as a separate component of stockholders’ equity, net of applicable taxes, in “Unrealized gains and losses – marketable securities and derivatives”. The realized gains and losses are recognized based on the applicable trade date in a contra account in the stockholders’ equity item.

  Securities held to maturity – marketable securities for which there is an intention and financial ability to hold them to maturity. They are held at cost plus accrued interest recognized currently in earnings.

Derivative financial instruments (assets and liabilities)

The derivative financial instruments are classified based on Management’s intent for hedging or non-hedging purposes.

  Derivative financial instruments designed to hedge or to modify characteristics of financial assets or liabilities and (i) which are highly correlated with respect to changes in fair value in relation to the fair value of the item being hedged, both at inception date and over the life of the contract; and (ii) are effective at reducing the risk associated with the exposure being hedged, are classified as hedges as follows:

-

Fair value hedge. The financial assets and liabilities and the corresponding derivative financial instruments are accounted for at fair value and any offsetting gains or losses recognized currently in earnings; and

-

Cash flow hedge. The effective hedge portion of financial assets and liabilities and the respective derivative financial instruments are accounted for at fair value and any unrealized gains and losses are recorded as a separate component of stockholders’ equity, net of applicable taxes, as “Unrealized gains and losses – marketable securities and derivatives”. The non-effective hedge portion, if any, is recognized currently in earnings.

  Transactions involving derivative financial instruments to meet customer needs or for the bank’s own purposes that do not meet hedging accounting requirements established by the Brazilian Central Bank, primarily derivatives used to manage overall exposure, are accounted for at fair value with unrealized gains and losses recognized currently in earnings.

(d) Technical provision

The technical provisions are established in accordance to Resolution CNSP no. 89/02. In accordance with Resolution no. 61/01, a actuarial valuation is performed on an annual basis and reported to the Superintendency of Private Insurances (SUSEP) with the actuarial report.

The provision for unearned premiums is established at the amount of that portion of the insurance premiums retained, corresponding to the unexpired risk period, in accordance with the regulation of the Superintendency of Private Insurances.

The provision for insufficient premiums is established, when applicable, based on Technical Actuarial Note (NTA) reported to the Superintendency of Private Insurances.

The mathematical provisions related to the “Life Free Benefits Generation Program” (VGBL) comprise the amounts of the liabilities assumed under the form of survival insurance and are established based on the financial method determined in the contract under the responsibility of a legally qualified actuary registered with the Brazilian Institute of Actuaries (IBA). The mathematical provisions represent the present value of future benefits estimated based on actuarial methods and assumptions. The provision for benefits to be granted represents the participants whose benefits has not yet begun.

The financial expenses related to the technical provision are recorded as “Interest and monetary correction on technical provision for insurance, pension plans and annuity products”.

The provision for payment of unsettled claims is established based on the estimated probable payments net of recoveries determined in accordance with claims reported up to the financial statement date and adjusted for price-level restatement in the legal standards.

The provision for claims incurred but not yet reported (IBNR) is established based on an actuarial determination of experienced losses and the methodology described in the Actuarial Note reported and approved by the Superintendency of Private Insurances.

(e) Permanent assets

Investments, fixed assets and deferred charges are stated at cost.

Investments in subsidiary and associated companies are accounted for using the equity method of accounting, as shown in Note 9. The effects in subsidiary and associated companies related to the valuation of marketable securities and derivatives, as mentioned above in item (c), are recognized by the controlling company so as to maintain the original record made by the subsidiary and associated companies.

Other investments consist, principally, of investments carried at cost adjusted when applicable by an allowance for losses, and membership certificates of stock and commodities exchange adjusted to book equity values.

Goodwill relating to the acquisition of subsidiaries is being amortized over periods not exceeding ten years, according to the expected period of benefit.

Depreciation of fixed assets is calculated on the straight-line method at the following annual rates: buildings in use - 4%; equipment in use - 10%; and communications, data processing, and transportation systems - 20%.

Deferred charges, composed substantially of leasehold improvements and software acquisition and development, are amortized over the term of the respective lease contracts or up to five years as from the beginning of their use.

(f) Current and long-term liabilities

These amounts include, when applicable, accrued interest and monetary and exchange rate variations, except for derivative financial instruments and liabilities subject to hedge, which are presented above in item (c).

4. Marketable Securities

(a) The balances can be summarized as follows:

Marketable Securities	Unibanco	Unibanco Consolidated
Trading assets	2,264,019	8,134,268
Available for sale	2,845,721	3,787,489
Held to maturity	4,511,348	5,338,298
Subtotal	9,621,088	17,260,055
Derivative financial instruments	706,848	576,329
Total	10,327,936	17,836,384
Current	5,809,354	12,280,972
Long-term	4,518,582	5,555,412

(b) Trading assets

		Unibanco	Unibanco Consolidated

Issuer/Type of investment	Amortized cost	Fair value	Amortized cost	Fair value
Federal government	1,973,133	1,976,865	4,707,106	4,709,901
Financial treasury bills	95,489	95,037	1,452,396	1,451,912
Treasury bills	1,811,503	1,814,672	2,789,142	2,791,524
Central Bank notes	-	-	4,641	4,641
Treasury notes	66,141	67,156	460,808	461,824
Other	-	-	119	-

Brazilian sovereign bonds	164,712	164,711	245,962	245,960

Bank debt securities	-	-	315,147	315,147
Eurobonds	-	-	22,127	22,127
Time deposits	-	-	293,020	293,020

Mutual funds(1)	89,005	89,005	2,043,896	2,043,896

Debentures	18,479	18,376	82,424	151,088

Other	15,557	15,062	677,164	668,276

Total	2,260,886	2,264,019	8,071,699	8,134,268
____________________
(1)	Mutual funds are substantially held by investments in insurance, private retirement and annuity products companies, and their portfolios are represented principally by federal government securities.

Trading securities are classified as current assets, regardless of their maturity dates, since these securities are actively and frequently traded.

(c) Securities available for sale

(i) By type:

	Unibanco			Unibanco Consolidated

Issuer/Type of investment	Amortized cost	Fair value adjustment	Fair value	Amortized cost	Fair value adjustment	Fair value
Federal government	39,706	(13,409)	26,297	663,693	(13,275)	650,418
Financial treasury bills	-	-	-	508,199	116	508,315
Treasury bills	-	-	-	3,844	(20)	3,824
Central Bank notes	-	-	-	37,144	95	37,239
Treasury Bonds	5,497	(508)	4,989	5,497	(508)	4,989
Other	34,209	(12,901)	21,308	109,009	(12,958)	96,051

Foreign government	-	-	-	114,491	34	114,525

Corporate debt securities	2,046,738	(34,442)	2,012,296	2,333,864	(47,472)	2,286,392
Debentures	2,010,396	(28,644)	1,981,752	2,224,128	(42,161)	2,181,967
Eurobonds	20,161	-	20,161	65,191	487	65,678
Other	16,181	(5,798)	10,383	44,545	(5,798)	38,747

Bank debt securities	748,664	4,208	752,872	259,829	3,909	263,738
Eurobonds	523,024	-	523,024	10,968	(298)	10,670
Debentures				1,725	-	1,725
Mortgage notes	120,597	4,208	124,805	120,598	4,207	124,805
Time deposits	105,043	-	105,043	126,538	-	126,538
Other	-	-	-

Marketable equity securities	43,678	(768)	42,910	127,301	(10,081)	117,220

Mutual funds(1)	11,346	-	11,346	354,963	233	355,196

Total	2,890,132	(44,411)	2,845,721	3,854,141	(66,652)	3,787,489
____________________
(1)	Mutual funds are substantially held by investments in insurance, annuity products and private retirement companies, and their portfolios are represented principally by federal government securities.

(ii) By maturity:

	Unibanco		Unibanco Consolidated

Maturity	Amortized cost	Fair value	Amortized cost	Fair value
Less than 3 months	265,119	294,670	348,756	378,335
Between 3 months and 1 year	740,141	713,490	769,135	741,064
Between 1 and 3 years	909,857	912,798	1,136,133	1,138,363
Between 3 and 5 years	383,886	383,336	495,849	495,569
Between 5 and 15 years	297,335	296,806	382,904	371,683
More than 15 years	33,443	20,674	33,733	20,959
No stated maturity (1)	260,351	223,947	687,631	641,516
Total	2,890,132	2,845,721	3,854,141	3,787,489
____________________
(1)	Refers to marketable equity securities and mutual funds.

(d) Securities held to maturity

(i) By type:

	Unibanco	Unibanco Consolidated

Issuer/Type of investment	Amortized cost

Federal government	2,062,071	2,889,021
Financial treasury bills	-	154,452
Central Bank notes	372,417	430,885
Treasury notes	1,689,654	2,295,766
Other	-	7,918

Brazilian sovereign bonds	2,162,093	2,162,093

Corporate debt securities	181,278	181,278
Eurobonds	181,278	181,278

Bank debt securities	105,906	105,906
Eurobonds	105,906	105,906

Total	4,511,348	5,338,298

The fair value of these securities was R$4,747,913 in Unibanco and R$5,621,216 in Unibanco Consolidated. The difference between the amortized cost and the fair value totaled R$236,564 in Unibanco and R$282,918 in Unibanco Consolidated and is represented mainly by bonds issued by the Brazilian federal government and the Brazilian sovereign bonds.

(ii) By maturity:

	Unibanco	Unibanco Consolidated

Maturity	Amortized cost

Less than 3 months	591,126	635,076
Between 3 months and 1 year	1,085,801	1,239,033
Between 1 and 3 years	1,300,398	1,509,116
Between 3 and 5 years	290,571	290,571
Between 5 and 15 years	1,049,243	1,049,243
More than 15 years	194,209	615,259
Total	4,511,348	5,338,298

(iii) Financial ability

Unibanco and its subsidiaries classified a portion of their portfolio as held to maturity using the maturities, interest rates (positive spread) and currency of their liability operations, as parameters to define financial ability to hold the securities to maturity.

(e) Fair value determination

The fair value of marketable securities was based on an internal valuation model, which uses the average rate for the last business day of the quarter as informed by Stock Exchanges, trade associations and external entities.

5. Lending, Leasing and Other Credits Portfolio and Allowance for Credit Losses

(a) Components of the operations portfolio by type and by maturity:

	Unibanco	Unibanco Consolidated
By type
Discounted loans and notes	10,819,010	11,640,462
Financing	7,374,933	9,961,981
Agricultural	960,029	960,029
Real estate loans	990,292	990,292
Credit card	-	4,066,385
Total lending operations	20,144,264	27,619,149

Leasing operations	-	571,804
Advances on exchange contracts (1)	1,316,543	1,409,469
Total leasing operations and advances on
exchange contracts	1,316,543	1,981,273

Guarantees honored	1,197	1,735
Other receivables (2)	326,322	750,945
Total other credits	327,519	752,680

Co-obligation on credit card customer financing (3)	-	313,540

Total risk	21,788,326	30,666,642

By maturity
Past-due for more than 15 days (Note 5 (d))	527,474	1,530,990
Falling due:
Less than 3 months (4)	7,899,516	12,916,617
Between 3 months and 1 year	6,341,961	8,017,489
Between 1 and 3 years	4,684,693	5,608,367
More than 3 years	2,334,682	2,593,179
Total risk	21,788,326	30,666,642
____________________
(1)	Recorded in “Other liabilities” and “Other credits”.
(2)	Other receivables consist of receivables from sale of assets and notes and credits receivable.
(3)	Recorded as off-balance sheet items.
(4)	Include 14 days past-due amounts.

(b) Components of lending, leasing and other credits by business activity:

	Unibanco		Unibanco Consolidated

		% of		% of
	Value	distribution	Value	distribution
Manufacturing	8,236,588	37.8	8,943,344	29.2
Retailers	2,716,777	12.5	3,038,450	9.9
Financial service	477,483	2.2	247,134	0.8
Residential construction loans	307,403	1.4	307,403	1.0
Other services	4,508,460	20.7	5,777,085	18.8
Agriculture, livestock, forestry and fishing	857,319	3.9	857,319	2.8
Individual	4,684,296	21.5	11,495,907	37.5
Total	21,788,326	100.0	30,666,642	100.0

(c) Concentration of lending, leasing and other credits:

	Unibanco		Unibanco Consolidated

Largest clients	Value	% of the total	Value	% of the total
10 largest clients	2,542,210	11.7	2,439,180	8.0
50 following clients	4,447,499	20.4	4,512,272	14.7
100 following clients	3,548,012	16.3	3,653,905	11.9
Other clients	11,250,605	51.6	20,061,285	65.4
Total	21,788,326	100.0	30,666,642	100.0

(d) Components of lending, leasing and other credits and allowance for losses by risk level:

		Unibanco

			Past-due credits

Risk level	% minimum allowance required	Current credits	Falling due installments	Overdue installments (1)	Total credits	Distribution %	Total allowance	% effective allowance
AA	-	9,999,196	-	-	9,999,196	45.9	10,148	-
A	0.5	7,003,484	-	-	7,003,484	32.2	37,518	0.5
B	1.0	1,802,310	134,801	32,665	1,969,776	9.0	22,893	1.2
C	3.0	1,286,679	126,341	66,230	1,479,250	6.8	56,183	3.8
D	10.0	380,364	97,008	114,458	591,830	2.7	156,450	26.4
E	30.0	56,709	60,654	62,067	179,430	0.8	58,432	32.6
F	50.0	17,552	49,620	37,058	104,230	0.5	55,504	53.3
G	70.0	49,345	39,391	19,415	108,151	0.5	77,060	71.3
H	100.0	45,882	111,516	195,581	352,979	1.6	352,979	100.0
Total		20,641,521	619,331	527,474	21,788,326	100.0	827,167
% of total risk							3.8%

		Unibanco Consolidated

			Past-due credits

Risk level	% minimum allowance required	Current credits	Falling due installments	Overdue installments(1)	Total credits	Distribution %	Total allowance	% effective allowance
AA	-	11,142,154	-	-	11,142,154	36.3	10,334	-
A	0.5	12,544,577	-	-	12,544,577	40.9	84,837	0.7
B	1.0	2,088,284	210,060	207,540	2,505,884	8.2	39,573	1.6
C	3.0	1,709,421	176,101	206,052	2,091,574	6.8	97,061	4.6
D	10.0	408,564	135,588	347,434	891,586	2.9	201,446	22.6
E	30.0	258,289	74,154	159,427	491,870	1.6	157,170	32.0
F	50.0	30,925	56,580	122,245	209,750	0.7	110,035	52.5
G	70.0	60,157	44,286	100,278	204,721	0.7	145,166	70.9
H	100.0	69,236	127,276	388,014	584,526	1.9	584,526	100.0
Total		28,311,607	824,045	1,530,990	30,666,642	100.0	1,430,148
% of total risk							4.7%
____________________
(1)	Include past-due for more than 15 days.

The allowance for credit losses is recorded in accordance with Resolution 2682 of the Brazilian National Monetary Council. The minimum allowance for each level is used as a general rule; however, based on the judgment and experience of management, higher percentages are used within each level in order to assess the risk of certain clients, operations or portfolios more accurately.

(e) On September 30, 2004, the balance of renegotiated transactions with clients as established in Resolution 2682 of the Brazilian National Monetary Council totaled R$672,204 in Unibanco and R$851,893 in Unibanco Consolidated. These transactions relate to active portfolio and credits written off, and were recognized with the intention to maintain the risk assessment and the provision for losses existing prior to renegotiation. These transactions will have a lower risk classification only after the collection of a significant portion of the renegotiated debt. For such lower risk reclassification, the minimum collection percentage established is 25%.

(f) Changes in the allowance for lending, leases and other credit losses during the period:

	Unibanco	Unibanco Consolidated
Balance at the beginning of the period	892,665	1,545,175
Provision for credit losses	95,808	274,907
Balance of acquired company	-	-
Loan charge-offs	(161,306)	(389,934)
Balance at the end of the period	827,167	1,430,148

Loan recoveries (1)	26,109	75,867
____________________
(1)	Loan recoveries were recorded as revenue from “Lending operations” and “Leasing operations”.

6. Foreign Exchange Portfolio

(a) Balance sheet

	Unibanco	Unibanco Consolidated
Assets - Other credits
Unsettled exchange purchases	2,531,405	2,622,296
Rights on foreign exchange sold	1,373,905	1,375,056
(-) Received advances	(318,493)	(318,493)
Income receivable from advances on exchange contracts	14,640	17,181
Total	3,601,457	3,696,040

Liabilities - Other liabilities
Unsettled exchange sales	1,370,536	1,371,601
Obligations for foreign exchange purchased	2,586,466	2,681,423
(-) Advances on exchange contracts	(1,316,543)	(1,409,469)
Other	(56,066)	(56,003)
Total	2,584,393	2,587,552

Off-balance sheet
Import credits outstanding	101,389	117,877
Confirmed export credits	15,165	16,551

(b) Statement of income

	Unibanco	Unibanco Consolidated
Income from foreign exchange transactions	422,847	419,771
Expenses from foreign exchange transactions	(388,233)	(360,529)
Net gain on foreign exchange transactions	34,614	59,242
Adjustments:
Income from foreign currency financing (1)	10,617	29,220
Income from foreign short-term investments (2)	218	250
Expenses from obligations with foreign bankers (3)	(10,406)	(31,461)
Adjusted total	429	(1,991)
Net gain on foreign exchange transactions adjusted	35,044	57,251
____________________
Registered as follows:
(1)	“Lending operations”
(2)	“Revenue from marketable securities”
(3)	“Borrowings and onlendings”

7. Other Credits

	Unibanco	Unibanco Consolidated
Sundry
Escrow deposits for civil and labor suits	1,031,690	2,038,212
Insurance premium	-	612,678
Prepaid taxes	214,176	591,502
Notes and credits receivable	322,439	324,853
Government retirement benefit advances	229,599	229,599
Receivables from purchase of assets	51,250	142,882
Receivables from credit card operations	-	117,105
Salary advances and other	27,582	58,022
Accounts receivable from subsidiaries	22,201	-
Other	684,595	1,590,583
Total	2,583,532	5,705,436
Current	749,879	2,419,408
Long-term	1,833,653	3,286,028

8. Foreign Branches

As mentioned in Note 2, the financial statements of foreign branches (Grand Cayman and Nassau) are consolidated with those of Unibanco.

The balances of these branches can be summarized as follows:

	US$ thousand	R$ thousand
Current assets	3,175,845	9,078,471
Long-term assets	1,334,705	3,815,388
Permanent assets	103	294
Total assets	4,510,653	12,894,153

Current liabilities	2,618,801	7,486,105
Long-term liabilities	1,574,822	4,501,786
Deferred income	543	1,552
Branch equity	316,487	904,710
Total liabilities	4,510,653	12,894,153

Net income for the quarter	61,671	176,293

9. Investments

(a) Investments in subsidiary and associated companies

Results of investments in subsidiary and associated companies were recorded as “Equity in the results of subsidiary companies” in the statement of income. The foreign branches’ and subsidiary companies’ exchange losses in the amount of R$129,865 in Unibanco and R$105,422 in Unibanco Consolidated, were recognized as “Other operating expenses”. The investments in subsidiary and associated companies and the major transactions relating to investments in subsidiary and associated companies, were as follows:

	Number of shares or quotas (in thousands)		Percentage holding (%)

	Common	Preferred	Unibanco	Unibanco Consolidated	Adjusted stockholders equity	Adjusted net income(loss)	Equity in results adjustments	Investments value
Investments of Unibanco

Subsidiary companies
Unibanco AIG Seguros S.A.	345,014	188,793	49.707	49.707	1,329,079	70,226	34,617	660,647
Unicard Banco Múltiplo S.A. (1)	117,629,258	101,832,650	100.000	100.000	985,343	35,343	40,162	844,554
Unipart Participações Internacionais Ltd.	1,302	-	100.000	100.000	984,489	52,739	52,430	984,489
Banco Fininvest S.A. (2)	4	1	99.920	99.920	525,823	44,741	45,194	525,400
Unibanco Companhia de Capitalização (7)	4,194	-	99.992	99.992	367,998	20,327	20,324	367,967
Unibanco Empreendimentos e Participações Ltda. (7)	201,112	-	47.797	100.000	223,479	834	399	106,816
Banco Dibens S.A.	4,518,078	-	51.001	51.001	217,315	2,878	2,869	107,561
Banco BNL do Brasil S.A. (4)	2,769,089	2,769,390	99.980	99.980	172,135	31,972	31,973	160,156
Unibanco Leasing S.A. – Arrendamento Mercantil	265	-	99.999	99.999	153,713	5,831	5,831	153,711
Unibanco Empreendimentos Ltda. (7)	150,489	-	16.126	100.000	123,601	667	108	19,931
Tulipa Administração e Participações S.A. (11)	24,679	49,359	99.999	99.999	107,219	10,568	10,558	107,215
Unibanco Corretora de Valores Mobiliários S.A.	40,467	40,467	99.999	100.000	83,635	(721)	(721)	83,635
Interbanco S.A.	19,000	-	99.996	99.999	74,970	4,860	688	74,967
BWU Comércio e Entretenimento Ltda. (12)	67,562	-	59.792	59.792	64,539	5,738	(1,369)	38,589
Banco1.net S.A. (13)	45,745	5,940	99.999	99.999	51,680	1,424	1,387	51,680
Unibanco Asset Management – Banco de Investimento S.A. (5)	1,468	1,468	99.999	99.999	28,138	4,611	4,611	28,138
Unibanco Serviços de Investimento Ltda. (5)	100	-	99.999	100.000	5,825	7,372	7,370	5,825
Estrel Participações S.A. (3) and (7)	-	-	-	-	-	-	-	-
BWU Representação e Participações Ltda. (7) and (12)	-	-	-	-	-	2,173	1,304	-
Unibanco Representação e Participações Ltda. (7)	-	-	-	-	-	-	-	-
Others							15,739	240,972
Jointly controlled companies(i)
Banco Investcred Unibanco S.A. (3)	95	-	49.997	49.997	183,321	35,218	5,965	91,654
Serasa S.A.	364	349	19.045	19.120	158,114	16,961	3,214	30,114
Tecnologia Bancária S.A.	762,278	-	19.051	21.432	132,510	1,344	242	25,244
Cibrasec – Companhia Brasileira de Securitização	8	-	12.499	12.499	55,279	2,400	300	6,910
Redecard S.A. (8)	200	400	31.943	31.943	50,902	34,340	10,969	16,259
Interchange Serviços S.A.	75,000,000	-	25.000	25.000	33,412	1,272	317	8,353
Companhia Hipotecária Unibanco – Rodobens (6)	3,250	-	50.000	50.000	4,024	(153)	(76)	2,012
Credicard S.A.- Administradora de Cartões de Crédito (11)	-	-	-	-	-	-	8,695	-
Goodwill on acquisition of controlled companies							-	1,279,346
Others							2,580	14,233
Total							305,680	6,036,378

Investment of Unibanco Consolidated

Associated companies
AIG Brasil Companhia de Seguros	54,214	-	-	49.999	87,289	4,228	2,114	43,643
Goodwill on acquisition of controlled companies							-	1,694,933
Others							875	10,159
Total							2,989	1,748,735

			Percentage holding (%)	Adjusted stockholders equity	Adjusted net income (loss)

	Number of shares or quotas		Unibanco Consolidated

Main direct, indirect and jointly controled subsidiary companies invested by:	Common	Preferred
Unipart Participações Internacionais Ltd.(i)
Unibanco Cayman Bank Ltd.	13,252	-	100.000	384,405	8,741
Unibanco União de Bancos Brasileiros (Luxembourg) S.A.	200	-	99.999	191,015	1,532
Unibanco Securities Ltd.	17,770	-	100.000	48,649	(63)
Unicorp Bank & Trust Ltd.	1,750	3,250	100.000	44,003	6,224
Unibanco AIG Seguros S.A.(i)
Unibanco AIG Vida e Previdência S.A. (14)	32,074	-	99.977	235,263	16,126
Unibanco AIG Saúde Seguradora S.A.	20,000	-	99.999	45,453	3,838
Banco Fininvest S.A.
Creditec - Crédito, Financiamento e Investimento S.A. (2)	28,700	28,700	100.000	14,507	(97)
Conabinu Participações Ltda. e Unipart Participações Internacionais Ltd.
Hipercard Administradora de Cartões de Crédito Ltda. (10)	7	-	100.000	196,502	35,853
Bib Cash Management Ltda.
Orbitall Serviços e Processamento de Informações Comerciais Ltda. (9)	17,333	-	33.333	184,925	14,937
Tulipa Administração e Participações S.A.
Credicard S.A. – Administradora de Cartões de Crédito (11)	12,938	-	33.333	287,113	57,762
____________________
(i)	The percentage shown in the Unibanco Consolidated column refers to the parent companies' percentage holding.

(1)

The difference between the net income (loss) and the equity results and the stockholders equity and the investment value was mainly due to the gains to be realized on sale of companies to other related party companies. The gains to be realized are being recognized in accordance with the amortization of goodwill on acquired companies.

(2)

In November 2003, Unibanco, through its subsidiary Banco Fininvest, signed a purchase and sale agreement to acquire Creditec – Crédito Financiamento e Investimento S.A., for approximately R$50 million, resulting in a goodwill of R$39 million to be amortized in accordance with expected period of benefit.

(3)	During the third quarter of 2004, the shareholders approved in an Extraordinary Shareholders' Meeting, the merger of Estrel Participações S.A. into Banco Investcred Unibanco S.A.

(4)

Unibanco acquired, based on May 31, 2004 balance sheet data, the total capital of Banco BNL do Brasil S.A. from Banca Nazionale del Lavoro S.p.A. ("BNL") resulting in a negative goodwill of R$12,241. As a consequence, BNL received 1,000,000,000 Units representing 1.43% of Unibanco's capital. On September 29, 2004, the Central Bank approved the transaction.
BNL do Brasil had a credit portfolio of R$698.5 million, in addition a credit card and a consumer credit portfolio that included 107 thousand clients and 96 thousand cards issued.
The transaction also included the creation of an Italian Desk at Unibanco, which will allow BNL and Unibanco to offer business opportunities to Italian companies in Brazil.

(5)

On March 15, 2004, Unibanco Asset Management – Banco de Investimento S.A. distributed dividends in the amount of R$18,120 to its shareholder Unibanco, giving its investment in Unibanco Serviços de Investimento Ltda.

(6)

On March 8, 2004, through the Private Instrument of Change in the Articles of Association of Unibanco Distribuidora de Títulos e Valores Mobiliários Ltda. the change was approved in the legal form of the limited liability commercial company to a limited liability corporation of private capital and also the change in the company name of Unibanco Distribuidora de Títulos e Valores Mobiliários Ltda. to Companhia Hipotecária Unibanco – Rodobens. Those changes were approved by the Central Bank on September 14, 2004.

(7)

On April 30, 2004, was approved in the extraordinary shareholder’s meeting held, the merger of the total interest in Unipart – Unibanco Representação e Participações Ltda., at its book value. Through this transaction, Unipart and its subsidiaries became directly controlled by Unibanco.

(8)

During the first quarter of 2004, Unibanco – União de Bancos Brasileiros S.A. acquired from its subsidiary Unibanco Representação e Participações Ltda., 199,990 common shares and 400,000 preferred shares of Redecard S.A. at its book value.

(9)

On April 30, 2004, Unibanco increased the capital of its subsidiary indirect Bib Cash Management Ltda., by transferring 17.333.333 common shares of Orbitall Serviços e Processamento Ltda. at their book value of R$57,829 at March 31, 2004.

(10)

On March 1st, 2004, Unibanco acquired from the Dutch Group Ahold, through its subsidiaries Conabinu Participações Ltda. (controlled by Unicard Banco Múltiplo S.A.) and Unipart Participações Internacionais Ltd., the total capital of Hipercard Administradora de Cartões de Crédito Ltda., after the conclusion of the due diligence process occurred during the third quarter of 2004, for the amount of R$630 million resulting in a goodwill of R$359 million to be amortized in accordance with the expected period of benefit.

(11)

The Extraordinary shareholder’s meeting held on August 31, 2004, approved the capital increase of Tulipa Administração e Participações S.A. in the amount of R$96,525, through the transfer of the interest in Credicard S.A. Administradora de Cartões de Crédito.

(12)

Through the Private Instrument of Change and Consolidation of the Article of Association of BWU Comércio e Entretenimento Ltda. of August 3, 2004, it was approved the merge of BWU Representação e Participações Ltda.

(13)

During the third quarter, Unibanco acquired 11,263 thousand common shares and all the preferred shares of Banco1.net S.A. for approximately R$38,378, increasing its ownership to 99.999% of the total equity.

(14)

Through the Extraordinary Shareholders' Meeting held on June 11, 2004, the change in the company name was approved from Phenix Seguradora S.A to Unibanco AIG Vida e Previdência S.A. and the Extraordinary Shareholders' Meeting held on July 30, 2004 approved the merger was Phenix Participações Ltda. and Unibanco AIG Previdência S.A., respectively, into Unibanco AIG Vida e Previdência S.A.

(b) Goodwill on acquisition of companies

The goodwill relating to the acquisition of companies is being amortized up to ten years, according to the expected period of benefit, with the amortization for the period being recognized in “Other operating expenses”. The goodwill balance shown in the consolidated financial statements and the amount amortized were as follows:

	Balance to be amortized	Amortization during the quarter
Bandeirantes	793,835	15,839
Fininvest	329,287	6,538
Hipercard (Note 9a (10))	359,409	9,477
Other	212,402	7,100
Total	1,694,933	38,954

10. Resources from Securities Issued

Resources from securities issued are represented mainly by mortgage notes issued in Brazil and euronotes issued abroad.

(a) Mortgage notes are adjusted using the Referencial Rate (TR), plus average interest of 13.94% per annum, and are payable up to October 24, 2005.

(b) The euronotes in the amount of R$1,401,681 in Unibanco and R$1,669,002 in Unibanco Consolidated mature up to April 15, 2014 and are subject to an average interest rate of 3.48% per annum in Unibanco and 4.75% per annum in Unibanco Consolidated.

(c) The other issues totaled R$48,042 in Unibanco and in Unibanco Consolidated with maturities up to August 4, 2010 and an average interest rate of 8.84% per annum.

11. Borrowings and Onlendings

Foreign borrowings consist principally of short-term credit lines for refinancing of foreign exchange transactions, imports and exports.

Onlendings in Brazil – governmental agencies are payable up to 2025, with interest rates established by operational policies of BNDES (National Economic Development Bank).

Foreign onlendings, consisting of long-term credit lines for project and trade financing, are payable up to December 15, 2011, with an average interest rate of 4.53% per annum.

12. Fiscal, Labor and Civil Litigations

Unibanco and its subsidiaries are parties to various legal actions, principally tax litigation, civil litigation and labor claims. The provision for probable future losses is recorded considering the probability of loss in the lawsuits based on the opinion of legal counsels. Provisions recorded and respective changes in the period were as follows:

	Unibanco	Unibanco Consolidated
Balance at the beginning of the period	1,022,156	2,102,594
Provision charged	137,279	218,796
Payments	(131,099)	(180,680)
Balance at the end of the period	1,028,336	2,140,710

(a) Tax litigation

Unibanco and its subsidiaries are involved in several tax suits, including those relating to the constitutionality of certain taxes, and the probable liability is fully provided, until the accrued liability is settled or reversed based on the legal counsel’s opinion that the probability of losses is remote. The provision for tax litigation was R$251,203 in Unibanco and R$881,020 in Unibanco Consolidated recorded in Long-term liabilities – Other Liabilities – Taxes and Social Security.

(b) Labor litigation

Labor unions and former employees have filed several lawsuits against Unibanco and its subsidiaries to seek compensation for labor rights. Unibanco cannot assure that it will win these lawsuits and, based on this, the contingency amount is recorded as provision, based on the average of payments made. The provision for labor litigation was R$495,403 in Unibanco and R$754,297 in Unibanco Consolidated.

Several dismissed employees of Banco Nacional have filed labor-related lawsuits against Banco Nacional and Unibanco after Unibanco’s acquisition of certain of Banco Nacional’s assets and liabilities. Banco Nacional is responsible for these lawsuits and is reimbursing Unibanco at the end of the lawsuits, for any amounts spent under such lawsuits. Additionally, in the cases, in which attachments have been made to assets which have since been transferred to Unibanco, the Bank has filed third-party motions against these attachments.

(c) Civil litigation

Unibanco and its subsidiaries were party to other actions and claims including certain claims together with other Brazilian financial institutions relating, mainly, to (i) past economic plans of the Brazilian government; (ii) the application of compound interest rates for periods less than one year in their operations; (iii) losses related to lease contracts involving foreign exchange variations; and (iv) personal and moral injury. Those actions and claims are recorded in accordance with the probability of loss in each type of claim. The provision related to civil litigation amounted to R$281,730 in Unibanco and R$505,393 in Unibanco Consolidated.

(d) Claims (Bandeirantes and Nacional)

Certain former shareholders of Banorte (a bank acquired by Bandeirantes before Unibanco became the controlling shareholder of Bandeirantes) have filed lawsuits against Bandeirantes and the Brazilian Central Bank, seeking to terminate the Brazilian Central Bank intervention in Banorte before its acquisition by Bandeirantes. In accordance with the Agreement between Unibanco and Caixa Geral de Depósitos for the acquisition of a controlling interest in Bandeirantes, Caixa Geral de Depósitos assumed full responsibility for such lawsuits. Therefore it is not necessary to record provisions for this purpose.

The former controllers of Banco Nacional S.A. filed suits against the Brazilian Central Bank and Unibanco in connection with the sale of assets and liabilities of Banco Nacional. Unibanco considers, based on the opinion of legal counsel, these suits untenable, since the acquisition of assets and assumption of operational liabilities of Banco Nacional by Unibanco occurred in accordance with PROER (Program for the Strengthening of the National Financial System) a program implemented by law with the purpose of preserving the resources of depositors and maintaining the trust of Brazilians in the financial institutions of the National Financial System. Management considers that there is no need to record any provisions in this case.

13. Other Liabilities

(a) Subordinated debt

	Issue	Maturity	Remuneration per annum	Unibanco	Unibanco Consolidated
Step-up subordinated callable notes (1)	April 2002	April 2012	9.375%	586,052	583,699
Step-up subordinated callable notes (2)	December 2003	December 2013	7.375%	581,223	576,704
Step-up subordinated callable notes (3)	April 2001	April 2006	2.45%	-	87,073
Subordinated time deposits (4)	December 2002	December 2012	102% of CDI (5)	353,087	353,087
Total				1,520,362	1,600,563
___________________
(1)	The debt can be integrally redeemed in April 2007 or in each subsequent interest payment. The interest rate from the fifth year will be 11.7995% per annum.
(2)	The debt can be integrally redeemed in December 2008 or in each subsequent interest payment. The interest rate from the fifth year will be 9.375% per annum.
(3)	The debt can not be redeemed prior to its final maturity. The interest rate from the fifth year will be 2.45% per annum.
(4)	Subordinated time deposits can be redeemed from December 2007.
(5)	The Brazilian interbank interest rate.

(b) Sundry

	Unibanco	Unibanco Consolidated
Technical provisions for insurance, annuity products and retirement plans	-	5,337,595
Sale of rights of receipt of future flow of payment orders abroad (1)	2,838,383	2,838,383
Payable to merchants - credit card	-	2,462,457
Provision for labor and civil litigation	777,133	1,259,690
Provisions for payroll and administrative expenses	447,065	481,119
Payable related to insurance companies	-	335,910
Payable for official agreement	234,850	234,850
Debt assumption contracts	83,375	-
Amounts payable to associated company	5,607	-
Accounts payable for purchase of assets	46,250	47,096
Other	117,048	309,054
Total	4,549,711	13,306,154
Short-term	1,180,641	5,392,704
Long-term	3,369,070	7,913,450
____________________
(1)

Amount related to the sale of rights of receipt of future flow of payment orders receivable from overseas correspondent banks, in the amounts of US$817,000 thousand and of Y$25,000,000 thousand, bearing three-months Libor plus rates between 0.50% and 4.25% per annum, or fixed rate of 6.15% per annum, payable quarterly and with beginning maturity in April 2009 and final maturity in October 2013.

14. Employee Benefits

(a) Free benefits generation program

Up to September 30, 2004, Unibanco’s employees could opt for a “Free Benefits Generation Program” (PGBL), a system whereby the participant accumulates financial resources during his/her career, through contributions paid by the employee and the Company where he/she works. These contributions are invested in an Exclusive Financial Investment Fund (FIFE). The program is based on defined contributions and is managed by Unibanco AIG Previdência S.A. and Unibanco Asset Management – Banco de Investimento S.A. responsible for the financial management of the FIFE funds.

Additionally, Unibanco and a portion of its employees contributed to a defined contribution pension plan administered by Trevo – Instituto Bandeirantes de Seguridade Social, for the primary purpose of supplementing the retirement benefits provided by the government retirement plans, substantially through a defined contribution plan.

As from July 1st, 2004, the employee's "Free Benefits Generation Program" was redesigned in order to offer to the employees of Unibanco more coverage and flexible benefits. The new program is a closed private entity through Trevo IBSS and is called Intelligent Future and introduces many improvements, such as the opportunity to contribute with higher percentages, which vary between ages, than under the previous plan; the possibility to retire as from 50 years old; as well four different choices to take advantage of the benefits in the case the employee opts for early retirement.

During the quarter ended September 30, 2004, the company sponsor contributions totaled R$5,858 in Unibanco and R$7,709 in Unibanco Consolidated.

(b) Stock option program

Unibanco has a stock option program intended to foster the long-term commitment of the Company’s executives to the highest performance standards, as well as attract, retain and motivate new talents. Pursuant to this program, Unibanco’s executives can be granted stock or unit options that can be exercised between 3 to 6 years. The option rights are limited to 1% of the authorized capital per year and the amount granted is limited to 10% of the authorized capital, as a whole.

On September 30, 2004, the total amount of stock options granted and not exercised was 11,442,620 Units. The stock options have an exercise period between January 21, 2005 and August 4, 2013 and an average price of R$9.70 per option.

15. Stockholders’ Equity

(a) Capital

Subscribed and paid-in capital is comprised of shares without par value, as follows:

	Outstanding shares	Treasury stocks	Total
Common	755,658,168	-	755,658,168
Preferred	640,456,052	12,744,112	653,200,164
Total	1,396,114,220	12,744,112	1,408,858,332

On April 30, 2004, the Extraordinary Shareholders Meeting approved the capital increase to R$5,000,000 through transfer from retained earnings, approved by the Brazilian Central Bank on June 16, 2004.

Preferred shares carry no voting rights but have priority over common stocks in the reimbursement of capital in the case of liquidation, up to the amount of capital represented by such preferred shares, and are entitled to receive a 10% greater dividend per share than that distributed to common stockholders.

Each Share Deposit Certificate (Unit) is represented by a preferred share issued by Unibanco and by a Class “B” preferred share issued by Unibanco Holdings S.A. (Holdings) and is traded in the Brazilian market.

Each Global Depositary Receipts (GDRs) is represented by 5 Units, and is traded in the international market.

On August 30, 2004, Unibanco and Unibanco Holdings finalized the reverse stock split of their common and preferred shares, including the Units, in the ratio of 100 shares to 1 share. The shares have been negotiated as per share basis. In the same date, the Global Depositary Receipts (GDRs) traded abroad have been each represented 5 Units, instead of 500 Units, without change in the number of GDRs issued or in the value of their pricing.

The reverse stock split aims to provide more efficiency in controlling and in the relationship with shareholders, and operational cost reduction, as well as being one more step in the quest for increasing share liquidity.

The changes in the Unibanco and Unibanco Holdings Articles of Associations’ to reflect the new number of shares will be subject to approval in the next Shareholders Meeting.

(b) Dividends and interest on capital

The mandatory dividend represents at least 35% of the Bank’s annual net income, adjusted for transfers to the legal reserve.

During the quarter, R$135,500 of interest on own capital was accrued, generating a tax benefit in the amount of R$46,070. The amount will be considered in the mandatory dividend, net of income tax withheld at source.

On July 23, 2004, the Board of Directors approved the payment of interest on capital to the shareholders, in anticipation of the mandatory dividends for the year of 2004, in the amount of R$240,009, being R$1.6562 (R$1.4078 net of applicable tax) per 1,000 common shares and R$1.8218 (R$1.5485 net of applicable tax) per 1,000 preferred shares outstanding in that time. The interest on capital was calculated in accordance of article 9 of Law no. 9249/95, with tax benefit of R$81,603. The payment of the interest on capital was made from August 2, 2004 and represents, net of applicable tax, 37.0% of net income for the period after recognition of legal reserve.

The Units had interest on capital of R$3.2701 (R$2.7796 net of applicable tax) being R$1.4483 (R$1.2311 net of applicable tax) from Unibanco Holdings and R$1.8218 (R$1.5485 net of applicable tax) from Unibanco. The GDR had interest on capital of R$1.63505 (R$1.3898 net of applicable tax).

(c) Capital reserves

These reserves are substantially represented by share premium reserve.

(d) Treasury stock

During the last buy-back program, between February and May of 2003, the following were acquired: 228,000,000 preferred shares issued by Unibanco, 167,225,000 Units and 372,900 GDRs issued by Unibanco and Unibanco Holding were repurchased. Through the “Share Exchange Agreement”, Unibanco assigned and transferred to Unibanco Holdings 353,675,000 Class B preferred shares issued by Unibanco Holdings acquired in the form of Units and GDR and Unibanco Holdings transferred to Unibanco 353,675,000 preferred shares issued by Unibanco. Therefore, Unibanco recorded 935,350,000 preferred shares as treasury stock at an average price of R$46.16 per thousand shares. The minimum and maximum acquisition prices were R$33.76 and R$54.15, respectively.

As mentioned in Note 9, Unibanco and Unibanco Holdings exchanged 1,000,000,000 Units (equivalent to 10 million Units considering the reverse stock split) for the total capital of Banco BNL do Brasil S.A. from Banca Nazionale del Lavoro SpA, which became the holder of 1.43% of Unibanco’s capital. The exchange was approved by the Brazilian Securities Commission (CVM) on June 23, 2004 and the transaction was approved by the Brazilian Central Bank on September 29, 2004.

(e) Statutory reserves

The balance is summarized as follows:

i) Foreign exchange risk reserve – calculated based on 2% of the net income for the year after the legal deductions up to a limit of 20% of capital stock	86,239
ii) Operating margin reserve – calculated based on 90% of the net income for the year after the legal deductions up to a limit of 80% of capital stock	2,177,455
Total	2,263,694

(f) Conversion Program

As from November 2003, a Conversion Program will be maintained during two years allowing holders of Unibanco preferred shares and Unibanco Holdings preferred class "B" shares as of the date of the Exchange Offer Announcement (September 15th, 2003) to convert their pairs of preferred shares into Units. Up to September 30, 2004, 443,008 thousand preferred shares were converted into Units.

The average daily financial volume of Units negotiated in the Brazilian market increased by 32.3% as of September 30, 2004, compared to the June 30, 2004, and the corresponding Unit value increase by 15.0%.

16. Other Operating Income and Expenses

(a) Other operating income

	Unibanco	Unibanco Consolidated
Insurance, annuity products and retirement plans premiums	-	846,171
Financial results from insurance, pension plans and annuity products	-	242,706
Monetary correction of income receivable	20,369	24,996
Exchange gain on other liabilities	14,872	16,745
Dividends received from other investments	9,858	39,997
Monetary correction of prepaid taxes	1,526	1,526
Monetary correction of restricted escrow deposits	1,190	1,607
Other	5,504	6,859
Total	53,319	1,180,607

(b) Other operating expenses

	Unibanco	Unibanco Consolidated
Changes in technical provision for insurance, annuity products and retirement plans	-	272,213
Insurance claims	-	215,014
Interest and monetary correction on technical provision for insurance, pension plans and annuity products	-	149,832
Private retirement plans benefits expenses	-	154,426
Insurance and private retirement plans selling and other expenses	-	70,033
Credit card selling expenses	-	92,350
Exchange rate losses on branches and subsidiaries abroad	129,865	105,422
Provision for employees and civil litigations	74,774	116,414
Amortization of goodwill on acquired companies	29,279	38,954
Insurance expenses	-	27,809
Expenses related to the sale of rights of receipt of future flow of payment order (Note 13 (b))	24,247	24,247
Expense related to checks and billing, net	18,865	20,107
Other	27,765	75,118
Total	304,795	1,361,939

17. Income Tax and Social Contribution

Deferred income tax and social contribution, calculated on tax losses and negative basis of social contribution carry-forward are recorded in “Other credits – sundry” and provisions not currently deductible are recorded in “Other credits – sundry” or in “Other liabilities – taxes and social security”, according to their nature.

Deferred income tax losses and negative basis of social contribution carry-forward are realized in accordance with the existing taxable income, and income tax on temporary differences are realized when using or reversing the provision.

(a) Deferred tax assets

				Unibanco

	June 30, 2004	Constitution	Realization	September 30, 2004
Allowance for credit losses	349,786	59,115	111,693	297,208
Other provisions not currently deductible	389,035	82,696	57,983	413,748
Tax loss and negative basis of social contribution carry-forwards	292,235	-	35,858	256,377
Social contribution carry-forwards (Provisional Measure 2158-35)	284,566	-	-	284,566
Subtotal	1,315,622	141,811	205,534	1,251,899
Adjustment at fair value of marketable securities available for sale and derivative financial instruments	46,795	-	17,568	29,227
Net deferred tax assets	1,362,417	141,811	223,102	1,281,126
Total assets	1,362,417			1,281,126

				Unibanco Consolidated

	June 30, 2004	Constitution	Realization	Balance of acquired companies	September 30, 2004
Allowance for credit losses	542,718	91,326	149,650	3,549	487,943
Other provisions not currently deductible	900,790	114,649	95,527	(22,826)	897,086
Tax loss and negative basis of social contribution carry-forwards	815,852	-	25,944	(62,246)	727,662
Social contribution carry-forwards (Provisional Measure 2158-35)	488,747	-	96	-	488,651
Subtotal	2,748,107	205,975	271,217	(81,523)	2,601,342
Adjustment at fair value of marketable securities available for sale and derivative financial instruments	53,135	-	21,539	-	31,596
Deferred tax obligations	(31,072)		(456)		(30,616)
Net deferred tax assets	2,770,170	205,975	292,300	(81,523)	2,602,322
Total assets	2,801,242				2,632,938
Total liabilities	31,072				30,616

Deferred tax assets recorded are determined at the tax rates in effect at each balance sheet date.

The expected realization of deferred taxes:

	Unibanco			Unibanco Consolidated

Year	Social contribution (MP 2.158-35)	Other	Total	Social contribution (MP 2.158-35)	Other	Total
2004	-	34,711	34,711	9,105	196,170	205,275
2005	16,958	353,114	370,072	33,081	682,357	715,438
2006	16,064	462,443	478,507	36,230	706,948	743,178
2007	25,693	117,065	142,758	49,003	289,438	338,441
2008	41,634	-	41,634	67,395	111,696	179,091
2009 to 2013	184,217	-	184,217	293,837	71,622	365,459
2014 to 2017	-	-	-	-	54,460	54,460
Total	284,566	967,333	1,251,899	488,651	2,112,691	2,601,342

The present value of deferred taxes, calculated using the average rate of funding, net of tax effects, totaled R$1,087,769 in Unibanco and R$2,100,703 in Unibanco Consolidated.

(b) Income tax and social contribution income (expenses)

	Unibanco	Unibanco Consolidated
Income before income tax and social contribution, net of
profit sharing	390,681	505,017
Income tax and social contribution expenses at a rate of 25%
and 9%, respectively	(132,832)	(171,706)
Adjustments to derive effective tax rate:
Equity in the results of subsidiary and associated companies
and exchange rate variation on subsidiaries abroad	39,231	(34,828)
Interest on own capital paid or (received), net	36,255	52,603
Deferred tax credits of prior periods		9,017
Permanent differences (net)	(6,377)	4,405
Income tax and social contribution for the quarter	(63,723)	(140,509)

18. Adjusted Net Income

	Unibanco	Unibanco Consolidated
Net income	326,958	326,958
Adjustments to net income	(139,665)	128,186
Depreciation and amortization	52,307	92,209
Amortization of goodwill on acquisition of subsidiary companies	29,156	38,954
Exchange gain on foreign investments	86,392	-
Provision for losses on investments	(3)	1,273
Equity in results of subsidiary and associated companies	(305,680)	(2,989)
Reversal of provision of foreclosed assets	(1,837)	(1,261)
Adjusted net income	187,293	455,144

19. Commitments and Guarantees

	Unibanco	Unibanco Consolidated
Co-obligation and risks for guarantees provided	3,597,924	3,671,799
Assets under management (mainly mutual investment funds)	27,833,633	32,653,669
Lease commitments	64,141	64,141

20. Related-Party Transactions (Unibanco)

Assets
Cash and due from banks	122
Interbank investments	4,734,861
Marketable securities and derivative financial instruments	676,902
Interbank accounts	625
Lending operations	301,122
Other credits
Income receivable
Dividends and interest on capital	194,847
Negotiation and intermediation of securities	-
Sundry	10,248

Liabilities
Deposits	1,977,314
Securities sold under repurchase agreements	152,306
Resources from securities issued
Securities abroad	41,772
Interbank accounts	17,697
Borrowings	205,174
Derivative financial instruments	135,035
Other liabilities
Social and statutory	217,512
Negotiation and intermediation of securities	342
Subordinated debt	6,871
Sundry	86,630

Revenues
Lending operations	1,659
Marketable securities	133,485
Derivative financial instruments	58,536
Services rendered	41,220
Other operating income	1,674
Expenses
Deposits and securities sold	72,426
Foreign exchange transactions	-
Borrowings and onlendings	1,383
Other administrative expenses	8,083
Other operating expenses	490

The amounts shown above reflect transactions between Unibanco and its subsidiary companies, and have been eliminated on consolidation. Transactions with unconsolidated related parties are limited to normal banking transactions and are not material in the operational context of Unibanco.

Related-party transactions undertaken made at average market rates in effect at the respective transaction dates, considering the absence of risk.

Services rendered relate basically to services offered by Unibanco to the group companies according to the terms of contractual agreements, through utilization of physical assets and personnel related to credit card, leasing, annuity products plans, insurance operations and brokerage.

Other administrative expenses relate mainly to the payment of rents based on the fair value of the buildings according to the lease contracts.

21. Financial Instruments

(a) Purposes and use policies

Unibanco uses derivative financial instruments to manage its own overall exposures or to assist its clients, in market risks, foreign exchange rates and interest rate (hedge). In addition, Unibanco enters into derivative contracts for trading purposes to take advantage of market opportunities in order to aggregate value in its results.

Unibanco manages financial derivative risks as part of its asset and liability management process and through credit policies and procedures. The counterparty credit risks are minimized by entering into transactions with only a select number of high-quality institutions.

A large part of the derivatives are negotiated on the Brazilian Futures and Commodities Exchange (“BM&F”). Exchange-traded instruments conform to standard terms and are subject to policies set by the BM&F, including counterpart approval, daily margin requirements and security deposit requirements. For the remaining derivative financial instruments, which are negotiated in a Clearing House for Custody and Financial Settlement of Securities or in an over-the-counter transaction, the counterparty credit risks are analyzed.

Interest rate and currency term and futures contracts represent future commitments to purchase or sell financial instruments at specific terms and at specified dates. The notional amounts represent the face value of the corresponding instrument at the date of the operations’ liquidation. The credit risks associated with the future and forward contracts are minimized due to daily cash settlements and margin account deposits. Future and forward contracts are subject to the risk of fluctuation in interest rates or the value of the underlying instruments.

Swap contracts represent future commitments to exchange currencies or index for a contractual period and terms. The notional amount represents the basis on which the cash flows are determined. The risks associated with swaps relate to the potential inability of the counterparts to meet contractual conditions and the risk associated with changes in market conditions due to fluctuation in interest rates and the exchange rate of currencies.

Options are contracts which: (i) transfer, modify, or reduce interest rate risk, or (ii) allow the Bank to purchase or sell financial instruments in exchange for the payment or receipt of a premium at inception of the contract. As a purchaser of options, Unibanco pays a premium and, as a writer of options, receives a premium in exchange for bearing the risk of movements in future interest rates on market prices for the underlying financial instruments. The credit and market risks are limited to the extent of premiums paid on purchased options and the risk associated with the changes in market conditions could influence written options.

(b) Hedge policies

Derivative financial instruments can be used as part of asset and liability risk management and can be used on a global basis to hedge Unibanco’s net position undertaken in certain markets or related to specific assets and liabilities attributed to a particular risk.

The derivative financial instruments that are designated and qualify as hedging instruments of specific assets and liabilities have been highly correlated with respect to changes in the hedged items, allowing an assessment of the high effectiveness of the hedge during the period that the hedge is designated.

The derivative financial instruments designed to hedge may: (i) secure an expected future cash flow attributed to a particular asset or liability (cash flow hedge) or (ii) reduce the exposure to changes in the fair value of an asset or liability (fair value hedge).

(c) Strategy and management risk

Unibanco continuously strives to improve its risk management practices, which are integrated into the various levels of the organization. A separate division is responsible for identifying, measuring and managing market, credit and operational risk on an institutional-wide basis. In addition, each business division has dedicated risk management staff.

Credit risk

The credit policy is designed to manage risk while maintaining flexibility required by market conditions and the needs of customers. The credit limits exposure goals are to avoid the concentration in clients and particular sectors that Unibanco believes have high risk factors. The credit policy has various approval levels for both retail and wholesale customers. Depending on the size and type of exposure and the customers prior credit history, approval levels range from the branch general manager or account manager to the retail or wholesale credit committees, which are composed of members of senior management. The centralized credit decision-making process is based on strict credit limits that are set by the wholesale and retail committees. The pre-approved credit limit to customers for different types of credit lines is based on their creditworthiness and size.

Corporate Credit: The decision on each credit is based on the following factors: financial history, cash flows, quality of management, relationship history market conditions and other factors relating to credit risk. An internal credit rating system is employed, which ranks companies in categories based on quantitative criteria and qualitative aspects. The lines of credit are reviewed every 60 to 180 days, depending on the borrower’s rating and the external credit environment.

Retail Credit: Credit management in the retail banking business is characterized by the processing of a large volume of credit requests, which requires specialized systems and processes. A wide range of statistical tools to evaluate retail credit requests is utilized. These tools, which include credit behavior scoring, are backed by dedicated systems. The automated credit system is a special software program that services loans at all stages from their inception. The collections scoring is used for determination of which collection method or combination of collection methods is the most efficient. Stricter standards for originating and managing this loan portfolio are imposed, including restrictions on increases in credit limits and restrictions on renewals of overdraft facilities.

Market Risk

The policy regarding market risk exposure is conservative. Market risk exposure of the portfolios is independently supervised and controlled. Market risk management is based on limits established by the financial and risk committees. The market risk exposure is limited by managing the currency, maturity and interest rate mismatches. Securities, derivative financial instruments, loans and funding are analyzed on a consolidated basis. Derivative financial instruments play an important role in managing asset and liability mismatches. Exposure limits for the treasury unit are established considering market volatility, scenario forecasts, opportunity for profit and the funding needs of commercial bank. Trading and positioning activities are conducted within clear limits by the risk committee and ratified by the financial committee. These limits and policies are reviewed monthly or when a new threat or opportunity arises.

The value at risk methodology is used to evaluate the market risk. Stress tests are also applied using macroeconomic scenarios simulated by our risk management and macroeconomic team, in order to minimize the risk of loss in the portfolio and to analyze the effects of changes in the financial market of portfolio.

Unibanco manages its risk exposure on a centralized basis by having all risks and mismatches passed to its treasury unit. All treasury activities, including those for foreign branches, are closely monitored from the offices in São Paulo. Trading limits and strategies are defined by head office, and all trading positions are consolidated in centralized databases.

Liquidity Risk

The liquidity risk is related to the management of the gap on assets and liabilities financial cash flow which results in the financial capacity of the institution by taking additional funds and honor positions.

The liquidity contingency and planning policies are defined by the financial committees and are reported to the decision markers and are controlled by independent areas on a daily bases. The liquidity is evaluated in a similar methodology as the market risk, considering the different impacts of the exchange rates and macroeconomic scenarios and stress tests to simulate the changes in the availability and costs of funds in the financial market. Maturity, exchange rates, financial instruments and different markets are daily analyzed in order to assure the compliance of the established limits. Those limits and policies are periodically reviewed and the strategies are defined in order to assure a conservative monitor of the liquidity risk.

Operating risks

Operating risks are related to an institution’s unexpected losses, due to its systems, practices and control measures being incapable of withstanding human error, damaged support infrastructure, faulty modeling, services or products, and to business environment changes or other adverse market conditions.

To meet the requirements of international market practices and the internal regulations of the Brazilian financial market, Unibanco created an internal control structure. This features a listing of risks and controls to standardize language and facilities risk and control understanding by all staff members. It also includes an internal controls system, which is accessible from all group areas. Periodic evaluations are held where area managers and their staff identify their main activities and inherent risks, and assess the effectiveness of current controls. This process allows controls to be improved, resulting in reduced risk exposure.

The collected data provide support for the monitoring and performance evaluation of the business units, identifying those areas with greater risk potential. This structure is the basis for the identification of indicators and the implementation of a database to quantify operating risk exposure.

As banking operations diversify and the volume of transactions involving computers and telecommunications networks increases, the importance of information technology and the potential impact of systems failures have grown. Accordingly, the bank has devoted substantial resources to ensure the reliability and stability of its computer and related systems. The principal computer facility is located in São Paulo and a backup system is maintained. This backup system is designed to operate automatically if the main system malfunctions. Additionally, backup procedures and files are monitored periodically.

(d) Financial instruments recorded in the financial statements compared to fair values are as follows:

	Unibanco		Unibanco Consolidated

	Book value	Fair value	Book value	Fair value
Assets
Interbank deposits	7,587,865	7,604,712	3,287,809	3,287,809
Marketable securities	9,621,088	9,857,653	17,260,055	17,542,973
Lending operations	19,344,481	19,373,050	26,233,525	26,234,298
Derivatives, net	338,061	338,061	250,630	250,630

Liabilities
Interbank deposits	1,736,834	1,741,970	149,518	149,866
Time deposits	21,621,118	21,626,463	22,394,815	22,400,160
Mortgage notes	506,294	507,964	524,004	525,673
Resources from securities issued abroad	1,449,723	1,441,614	1,717,043	1,711,648
Subordinated debt	1,520,362	1,562,653	1,600,563	1,642,685
Other liabilities (Note 13 (b))	2,838,383	2,385,349	2,838,383	2,385,349
Treasury stocks	(51,423)	(87,106)	(51,423)	(87,106)

The fair value of marketable securities was based on an internal valuation model, based on the average rate for the last business day of the quarter, as informed by Stock Exchanges, trade associations and external entities. The fair value of interbank deposits, lending operations, interbank deposits payable, time deposits and mortgage notes, was based on the average rate practiced by Unibanco on the last business day of the quarter, for similar operations.

The fair value of resources from securities issued abroad and subordinated debt was based on the average quoted prices in effect on the correspondent markets on the last business day of the quarter for similar operations.

The fair value of derivatives was based on an internal valuation model, based on the average rate for the last business day of the quarter for operations with similar maturities and indices, as informed by Futures and Commodities Exchange - BM&F and trade associations.

The fair value of other liabilities related to sale of rights of receipt of future flow of payment orders abroad was computed considering the value that could be obtained in the corresponding market.

The fair value of treasury stocks was based on Units price at September 30, 2004 in the São Paulo Stock Exchange.

(e) The current notional and fair values of derivative financial instruments recorded in memorandum accounts except for the option contracts, for which the notional exposure represents the premium paid/received and the exposure at fair value represents the amounts recorded in assets and liabilities accounts, are as follows:

	Unibanco		Unibanco Consolidated

	Notional exposure (1) and (2)	Exposure at fair value (1) and (2)	Notional exposure (1) and (2)	Exposure at fair value (1) and (2)
Futures contracts	(9,000,512)	(9,000,512)	(7,616,207)	(7,616,207)
Currencies	(1,602,130)	(1,602,130)	(1,604,274)	(1,604,274)
Interbank interest rate	(8,108,116)	(8,108,116)	(6,650,315)	(6,650,315)
Exchange coupon	689,390	689,390	618,038	618,038
Index	20,344	20,344	20,344	20,344
Forward contracts	81,353	81,662	79,947	80,153
Currencies	2,291	1,606	39,453	38,767
Fixed interest rate	79,062	80,056	40,494	41,386
Swap contracts	327,518	306,181	239,757	220,258
Currencies	(3,687,863)	(3,683,458)	(2,899,555)	(2,892,080)
Interbank interest rate	1,101,519	1,104,542	1,311,568	1,313,659
Fixed interest rate	1,327,617	1,328,912	241,520	242,583
Other	1,586,245	1,556,185	1,586,224	1,556,096
Swap contracts with daily reset	262,531	262,531	374,942	374,942
Currencies	262,531	262,531	374,942	374,942
Third curve swap contracts	5,778	5,856	5,778	5,856
Currencies	5,778	5,856	5,778	5,856
Option contracts
Purchased option	400	818	400	818
Purchase	150	134	150	134
Currencies	150	134	150	134
Sale	250	684	250	684
Currencies	250	684	250	684
Sale option	21,438	12,946	21,438	12,946
Purchase	19,389	9,813	19,389	9,813
Currencies	18,386	8,818	18,386	8,818
Brazilian sovereign bonds	1,003	995	1,003	995
Sale	2,049	3,133	2,049	3,133
Currencies	1,265	2,811	1,265	2,811
Brazilian sovereign bonds	784	322	784	322
____________________
(1)	Include the net balance of short position (long position).
(2)	For option contracts the exposure at fair value refers to the respective premium.
(3)	Refers, primarily, Interbank Interest Rate.

The notional exposure of the option contracts recorded in memorandum accounts, amounted to R$118,672 due to purchase commitments and R$878,851 due to sale commitments.

On September 30, 2004, there were future transactions of R$3,026,449 in Unibanco and R$4,296,475 in Unibanco Consolidated and swap contracts in the amount of R$1,610,230 in Unibanco and R$2,109,967 in Unibanco Consolidated and forward contracts in the amount of R$842,572 on June 30, 2004 in Unibanco and Unibanco Consolidated, accounted for at fair value and recognized as cash flow hedges with exposure to the US dollar and yen fluctuations and indexed to interbank interest rate (CDI) and IGPM (Market General Price Index), net of applicable taxes and minority interest, during the quarter, in the amount of R$2,032 in Unibanco and R$5,035 in Unibanco Consolidated, which were recorded in “Unrealized gains or losses – marketable securities and derivatives”. The hedges as of September 30, 2004, were in accordance with the standards established by the Brazilian Central Bank.

On September 30, 2004, there were swap contracts in the amount of R$41,926 in Unibanco and Unibanco Consolidated accounted for at fair value and recognized as fair value hedge to face exposures to the US dollar against market risk exposures. The adjustment to fair value of the corresponding hedged item resulted in an adjustment, net of applicable taxes, of R$362, recorded as a debit in the income of the quarter and as a charge under Marketable Securities. The hedges as of September 30, 2004, were in accordance with the standards established by Brazilian Central Bank.

On September 30, 2004, there were swap contracts in the amount of R$355,287 in Unibanco and Unibanco Consolidated accounted for as hedges to face exposures to the US dollar of securities held to maturity in accordance with Circular 3129 of the Brazilian Central Bank and as a consequence are not recorded at fair value. The hedges as of September 30, 2004, were in accordance with the standards established by the Brazilian Central Bank.

The transactions shown above do not represent Unibanco’s total exposure to market, currency and interest rate risks since they only consider the values of derivative financial instruments.

The swap transactions associated with funding and/or asset operations are recorded at current notional value adjusted in accordance with the index variation occurred (“carrying amount”), and are not adjusted to their fair value.

(f) Fair value distributed by trade location

	Unibanco			Unibanco Consolidated

Exposure at fair value	BM&F	CETIP/ Over the counter	Total	BM&F	CETIP/ Over the counter	Total
Future contracts	(9,000,512)	-	(9,000,512)	(7,616,207)	-	(7,616,207)
Forward contracts	-	81,662	81,662	47	80,106	80,153
Swap contracts	(231,069)	537,250	306,181	(240,042)	460,300	220,258
Swap contracts with daily reset	262,531	-	262,531	374,942	-	374,942
Third curve swap contracts	-	5,856	5,856	-	5,856	5,856
Option contracts
Purchased option	818	-	818	818	-	818
Sale option	11,629	1,317	12,946	11,629	1,317	12,946

The amounts pledged to guarantee BM&F transactions were R$353,562 in Unibanco and R$415,517 in Unibanco Consolidated and are represented by federal government securities.

(g) The maturities and types of derivative financial instruments recorded in balance sheet accounts are as follows:

	Unibanco	Unibanco Consolidated
Assets
Less than 3 months	369,267	319,017
Between 3 months and 1 year	267,034	192,663
Between 1 and 3 years	64,232	58,334
More than 3 years	6,315	6,315
Total	706,848	576,329

Liabilities
Less than 3 months	150,649	153,235
Between 3 months and 1 year	129,819	92,766
Between 1 and 3 years	86,472	77,852
More than 3 years	1,847	1,847
Total	368,787	325,700

	Unibanco	Unibanco Consolidated
Assets
Forward contracts	40,288	57,520
Swap contracts	659,721	511,970
Third curve swap contracts	6,021	6,021
Option contracts – premiums paid	818	818
Total	706,848	576,329

Liabilities
Forward contracts	2,136	20,877
Swap contracts	353,540	291,712
Third curve swap contracts	165	165
Option contracts – premiums received	12,946	12,946
Total	368,787	325,700

(h) The maturities of derivative financial instruments recorded in memorandum accounts, except the option contracts whose balance represents the amounts recorded in asset and liability accounts, are as follows:

	Unibanco

Exposure at fair value	Less than 3 months	Between 3 months and 1 year	Between 1 and 3 years	More than 3 years	Total
Future contracts	(20,536,711)	10,894,351	595,967	45,881	(9,000,512)
Forward contracts	(72,170)	(527,220)	88,764	592,288	81,662
Swap contracts	200,193	123,578	(22,176)	4,586	306,181
Swap contracts with daily reset	-	262,531	-	-	262,531
Third curve swap contracts	5,566	290	-	-	5,856
Option contracts
Purchased option	684	134	-	-	818
Sale option	3,466	9,480	-	-	12,946

	Unibanco Consolidated

Exposure at fair value	Less than 3 months	Between 3 months and 1 year	Between 1 and 3 years	More than 3 years	Total
Future contracts	(20,285,528)	11,805,823	817,617	45,881	(7,616,207)
Forward contracts	(73,807)	(527,092)	88,764	592,288	80,153
Swap contracts	148,994	86,132	(19,454)	4,586	220,258
Swap contracts with daily reset	-	374,942	-	-	374,942
Third curve swap contracts	5,566	290	-	-	5,856
Option contracts
Purchased option	684	134	-	-	818
Sale option	3,466	9,480	-	-	12,946

22. Other Information

(a)   Assets leased to third parties, in the amount of R$910,902, net of depreciation, are committed for sale to the lessees, at their option, at the end of the respective contracts for R$481,349 and the residual value received in advance from these lessees amounts to R$372,261, classified as a reduction of leasing operations. Assets leased from third parties are not material.

(b)   Unibanco and its subsidiaries insure their properties and equipment to the extent considered necessary to cover possible losses, taking into account the nature of the activity. At September 30, 2004, the insurance coverage on properties and other assets in use totaled R$535,254 in Unibanco and R$1,049,071 in Unibanco Consolidated.

23. Subsequent Events – Credicard Group

On November 8, 2004, it was announced that a shareholder restructuring had Commerced of Credicard Banco S.A. and its affiliated company Orbitall Serviços e Processamento de Informações Comerciais Ltda, our joint venture companies until this date.

According to the shareholder restructuring Unibanco transfers its interest to the remaining shareholders, resulting in a pre-tax non-operational net income of approximately R$1.4 billion.

The management consider that this income will be substantially offset, during the remaining part of 2004, by the amortization of goodwill balances in previously merged acquired companies due to (i) the increasingly difficult to measure the results of those business as well their respectively goodwill recorded and (ii) the decision to discontinue their trade brands.

Redecard S.A.’s current shareholder structure will remain the same. The shareholders Unibanco, Citigroup and Itaú individually hold a 31.94% equity interest while MasterCard holds 4.17%. Redecard is in the business of capturing and transmitting debit and credit card transactions for the brands MasterCard, Mastercard Maestro, RedeShop, MasterCard Electronic, Maestro and Diners Club International.

The shareholder restructuring of Credicard and Orbitall is subject to certain agreed upon conditions between their shareholders and the approval by the relevant authorities.

* * *

Item	Name	CNPJ	Principal Activity	Type of Company	Number of Shares or quotas	%Capital Investment in Controlled Company

01	Unibanco AIG Seguros S.A.	33,166,158/0001-95	Insurance Company	Financial Instituituion	533,807,125	49.707

02	Unipart Participações Internacionais Ltd.	521,028	Holding	Non-Financial Instituituion	1,302,031	100.000

03	Unicard Banco Múltiplo S.A.	61,071,387/0001-61	Bank	Financial Instituituion	219,461,907,711	100.000

04	Unibanco Companhia de Capitalização	61,054,128/0001-22	Annuity Products	Non-Financial Instituituion	4,194,129	99.992

05	Banco Fininvest S.A.	33,098,518/0001-69	Bank	Financial Instituituion	4,965	99.920

06	Banco Dibens S.A.	61,199,881/0001-06	Bank	Financial Instituituion	4,518,078,478	51.001

07	Unibanco Leasing S.A. Arrendamento Mercantil	44,071,785/0001-69	Leasing	Financial Instituituion	264,919	99.999

08	Unibanco Corretora de Valores Mobiliários S.A.	33,764,366/0001-96	Security Broker	Financial Instituituion	80,934,844	99.999

09	Interbanco S.A.	670,849	Bank	Financial Instituituion	18,999,793	99.996

10	Banco1.net S.A.	03,012,230/0001-69	Bank	Financial Instituituion	34,077,757	65.934

11	Unibanco Asset Management Banco de Investimento S.A.	59,608,174/0001-84	Asset Management	Financial Instituituion	2,936,805	99.999

12	Credicard S.A. Administradora de Cartões de Crédito	34,098,442/0001-34	Credit Card	Non-Financial Instituituion	12,937,771	33.333
13	Cibrasec - Cia. Brasileira de Securitização	02,105,040/0001-23	Securitization	Non-Financial Instituituion	7,500	12.499

14	Estrel Participações S.A.	04,661,624/0001-00	Service Render	Non-Financial Instituituion	133,638,702	100.000

15	Unibanco Serviços de Investimento Ltda.	01,538,145/0001-03	Service Render	Non-Financial Instituituion	100,000	99.999

16	Companhia Hipotecária Unibanco - Rodobens	02,868,100/0001-60	Mortgage Company	Financial Instituituion	3,250,000	50.000

17	Redecard S.A.	01,425,787/0001-04	Credit Card	Non-Financial Instituituion	599,990	31.943

18	Unibanco Empreendimentos e Participações Ltda.	60,938,552/0001-77	Service Render	Non-Financial Instituituion	201,111,880	47.797

19	Unibanco Empreendimentos Ltda.	35,765,817/0001-35	Service Render	Non-Financial Instituituion	150,488,716	16.126

20	Banco BNL do Brasil S.A.	00,086,413/0001-30	Bank	Financial Instituituion	5,538,478,783	99.965

21	BWU Representação e Participações Ltda.	00,018,517/0001-08	Service Render	Non-Financial Instituituion	49,626,272	60.000

22	Serasa S.A.	62,173,620/0001-80	Service Render	Non-Financial Instituituion	712,545	19.045

23	Tecnologia Bancária S.A.	51,427,102/0001-29	Service Render	Non-Financial Instituituion	762,277,905	19.051
24	Interchange Serviços S.A.	66,649,955/0001-82	Service Render	Non-Financial Instituituion	74,999,999,998	25.000

7016 - MARKETABLE SECURITIES

Code	Description	No stated maturity	Up to 3 months	3 months to 1 year	1-3 years	3-5 years	5-15 years	More than 15 years	Fair Value	Book Value

00.0.0.01.01.00	National Treasury
	Securities	-	2,690,044	986,218	827,256	250,558	1,051,065	214,882	6,203,331	6,020,024
00.0.0.01.02.00	Brazilian Central
	Bank Securities	-	39,705	-	332,712	-	-	-	415,754	372,416
00.0.0.01.05.00	CDB	841	-	-	9,220	10,694	84,288	-	105,042	105,042
00.0.0.01.07.00	Mortgage Notes	-	-	-	124,805	-	-	-	124,805	124,805
00.0.0.01.08.00	Debentures	168,850	255,262	314,270	702,200	350,495	209,051	-	2,000,128	2,000,128
00.0.0.01.09.00	Listed Companies
	Equity Securities	15,550	-	-	-	-	-	-	15,550	15,550
00.0.0.01.10.00	Non-listed Companies
	Equity Securities	27,360	-	-	-	-	-	-	27,360	27,360
00.0.0.01.11.00	Other	100,352	445,067	765,837	281,235	68,474	1,646	-	1,672,531	1,662,610
00.0.0.01.00.00	TOTAL	312,952	3,430,078	2,066,325	2,277,428	680,222	1,346,049	214,882	10,564,501	10,327,936

7017 - MARKETABLE SECURITIES

Code	Description	No stated maturity	Up to 3 months	3 months to 1 year	1-3 years	3-5 years	5-15 years	More than 15 years

00.0.0.01.01.00	Own Portfolio	312,952	2,260,051	789,648	1,233,341	534,855	592,706	71,418
00.0.0.01.02.00	Subject to Repurchase Commitments	-	194,389	93,357	323,333	139,052	753,343	143,464
00.0.0.01.03.00	Derivatives	-	369,268	267,034	64,232	6,315	-	-
00.0.0.01.04.00	Pledged with Brazilian Central Bank	-	340,754	830,408	307,008	-	-	-
00.0.0.01.07.00	Held to maturity	-	259,265	85,877	349,514	-	-	-
00.0.0.01.06.00	Pledged under Guarantees Rendered	-	6,352	-	-	-	-	-
00.0.0.01.00.00	Total	312,952	3,430,078	2,066,325	2,277,428	680,222	1,346,049	214,882

7018 - CONCENTRATION OF MARKETABLE SECURITIES, LENDING OPERATIONS PORTFOLIO AND DEPOSITS

		Private Securities		Lending Operations Portfolio			Deposits

Code	Description	Amount	% on the total	Amount	% on the total	Allowance for loan losses	Amount	% on the total

00.0.0.01.01.00	10 largest borrowers/clients	2,034,161	63	2,542,210	12	5,798	5,673,699	18
00.0.0.01.02.00	Next 50 largest borrowers/clients	1,194,486	37	4,447,499	20	123,904	5,667,916	18
00.0.0.01.03.00	Next 100 largest borrowers/clients	-	-	3,548,012	16	147,789	2,983,868	9
00.0.0.01.04.00	Other	-	-	11,250,605	52	549,677	17,335,433	55
00.0.0.01.00.00	Total	3,228,648	100	21,788,326	100	827,167	31,660,917	100

7019 - MATURITY OF LENDING OPERATIONS PORTFOLIO

		Credits in arrears over 15 days	Falling due porfolio

Code	Description		Up to 3 months	3 months to 1 year	1-3 years	3-5 years	5-15 years	More than 15 years

00.1.1.00.00.00	Public Sector	-	190,185	24,401	116,409	85,405	114,724	-
00.1.1.02.00.00	Corporate Activities	-	190,185	24,401	116,409	85,405	114,724	-
00.1.1.02.01.00	Manufacturing	-	190,185	24,401	116,409	85,405	114,724	-
00.1.4.00.00.00	Private Sector	527,474	7,706,412	6,317,388	4,568,284	1,242,459	877,561	14,533
00.1.4.01.00.00	Agricultural	7,130	220,610	560,933	78,667	35,146	43,009	14,533
00.1.4.02.00.00	Manufacturing	164,812	2,850,193	2,206,483	1,882,947	605,310	300,032	-
00.1.4.03.00.00	Trade	26,157	1,980,481	380,140	245,473	71,479	13,047	-
00.1.4.04.00.00	Financial Services	849	418,053	42,625	10,754	5,202	-	-
00.1.4.05.00.00	Other Services	158,221	547,959	1,758,330	1,477,229	368,376	198,344	-
00.1.4.06.00.00	Individuals	163,796	1,655,275	1,291,382	703,638	21,659	681	-
00.1.4.07.00.00	Residential Construction loans	6,510	33,840	77,496	169,576	135,286	322,448	-
00.1.5.00.00.00	Foreign Clients	-	2,919	172	-	-	-	-
00.1.0.00.00.00	Total	527,474	7,899,516	6,341,961	4,684,693	1,327,864	992,285	14,533

7020 - FLOW OF LENDING OPERATIONS PORTFOLIO

		Contracted	Amortized	Loan Charge-	Loan	Renegotiated
Code	Description	Credits	Credits	Offs	Recoveries	Credits

00.1.4.00.00.00	Private Sector	14,277,166	13,572,389	161,306	26,109	84,692
00.1.4.01.00.00	Agricultural	471,907	374,212	-	-	-
00.1.4.02.00.00	Manufacturing	4,572,703	4,717,844	33,189	13,860	3,426
00.1.4.03.00.00	Trade	2,814,857	2,571,810	8,049	3,125	7,196
00.1.4.04.00.00	Financial Services	147,008	169,529	3,092	1	125
00.1.4.05.00.00	Other Services	3,737,394	3,538,520	22,892	2,147	15,418
00.1.4.06.00.00	Individuals	2,285,481	2,013,547	75,296	6,956	58,116
00.1.4.07.00.00	Residential Construction Loans	247,815	186,925	18,788	20	410
00.1.5.00.00.00	Foreign Clients	3,091	-	-	-	-
00.1.0.00.00.00	Total	14,280,257	13,572,389	161,306	26,109	84,692

7021 - GEOGRAPHICAL DISTRIBUTION OF LENDING OPERATIONS PORTFOLIO AND DEPOSITS

		Demand Deposits		Time Deposits

		Private Sector		Private Sector

Code	Description	Private companies	Individuals	Private companies	Individuals

00.0.1.01.00.00	Local	2,715,573.35	154,536.22	16,408,182.61	4,383,620.78
00.0.1.01.01.00	The North	24,564.79	1,010.90	48,950.08	42,830.40
00.0.1.01.02.00	The Northeast	112,454.51	6,175.92	588,760.78	336,077.45
00.0.1.01.03.00	The Southeast	2,357,188.66	129,359.13	14,878,435.36	3,493,978.35
00.0.1.01.04.00	The Middle-west	56,344.19	4,419.19	226,131.56	98,861.16
00.0.1.01.05.00	The South	165,021.20	13,571.08	665,904.83	411,873.42
00.0.1.02.00.00	Abroad	117,416.68	0.00	829,314.74	-
00.0.1.00.00.00	Total	2,832,990.03	154,536.22	17,237,497.35	4,383,620.78

		Savings Deposits		Lending Operation Portfolio

		Private Sector

Code	Description	Private companies	Individuals

00.0.1.01.00.00	Local	106,933.31	5,208,505.17	20,020,530.70
00.0.1.01.01.00	The North	1,480.66	53,396.73	90,815.69
00.0.1.01.02.00	The Northeast	5,692.96	371,179.11	954,030.21
00.0.1.01.03.00	The Southeast	85,884.10	4,168,812.59	16,267,617.91
00.0.1.01.04.00	The Middle-west	1,732.17	127,623.36	523,634.24
00.0.1.01.05.00	The South	12,143.42	487,493.38	2,184,432.65
00.0.1.02.00.00	Abroad	-	-	1,767,795.03
00.0.1.00.00.00	Total	106,933.31	5,208,505.17	21,788,325.73

7022 - RISK LEVEL OF LENDING OPERATIONS PORTFOLIO

		Amounts by Risk Level

Code	Description	AA	A	B	C	D

00.0.0.01.01.00	Hot-money	7,389	8,713	6,243	343	-
00.0.0.01.02.00	Loans	3,014,704	2,474,959	658,959	610,624	494,980
00.0.0.01.03.00	Discounted Loans, Notes and Bills	98,998	220,133	64,847	9,549	1,473
00.0.0.01.04.00	Overdraft Loans	204,510	253,844	154,716	33,110	544
00.0.0.01.05.00	Individual Loans	313,864	370,809	70,223	17,602	5,814
00.0.0.01.06.00	Individual Financing	176,888	790,511	69,779	48,472	18,336
00.0.0.01.07.00	Advances on Exchange Contracts (before export)	361,392	410,162	127,841	38,021	828
00.0.0.01.08.00	Advances on Exchange Contracts (after export)	270,171	61,705	35,746	20,249	399
00.0.0.01.09.00	Vendor	245,578	47,282	18,917	7,632	-
00.0.0.01.10.00	Purchase Financing	359,332	266,473	96,874	49,540	-
00.0.0.01.11.00	Agricultural	450,724	312,353	93,781	55,100	125
00.0.0.01.12.00	Real Estate Loans	864,926	273	24,283	78,080	9,233
00.0.0.01.15.00	Other Financing	3,495,714	1,784,094	501,834	391,649	59,591
00.0.0.01.19.00	Other Loans	135,008	2,172	45,734	119,280	508
00.0.0.01.00.00	Total	9,999,197	7,003,484	1,969,777	1,479,250	591,830

		Amounts by Risk Level					Total Guaranteed

Code	Description	E	F	G	H	Total

00.0.0.01.01.00	Hot-money	-	-	-	83	22,771	-
00.0.0.01.02.00	Loans	152,915	88,933	57,813	264,650	7,818,537	686,789
00.0.0.01.03.00	Discounted Loans, Notes and Bills	802	407	329	8,376	404,914	127,606
00.0.0.01.04.00	Overdraft Loans	562	6	40	61	647,394	-
00.0.0.01.05.00	Individual Loans	4,906	4,558	2,780	18,534	809,091	-
00.0.0.01.06.00	Individual Financing	9,603	5,905	5,185	10,323	1,135,003	1,123,610
00.0.0.01.07.00	Advances on Exchange Contracts (before export)	401	41	-	141	938,827	62,062
00.0.0.01.08.00	Advances on Exchange Contracts (after export)	226	-	-	3,861	392,356	25,937
00.0.0.01.09.00	Vendor	-	-	141	4,773	324,324	-
00.0.0.01.10.00	Purchase Financing	188	-	-	1	772,408	-
00.0.0.01.11.00	Agricultural	866	-	38,834	8,246	960,029	859,096
00.0.0.01.12.00	Real Estate Loans	4,458	2,497	2,092	15,467	1,001,308	993,456
00.0.0.01.15.00	Other Financing	4,119	1,210	538	9,738	6,248,487	3,835,179
00.0.0.01.19.00	Other Loans	385	670	398	8,725	312,878	51,250
00.0.0.01.00.00	Total	179,430	104,229	108,152	352,979	21,788,326	7,764,984

7023 - LENDING OPERATIONS PORTFOLIO BY INDEX

Code	Description	Fixed Rate	Interbank Deposit Interest Rate	Floating Reference Rate/Basic Financial Rate	Dollar	Other

00.0.0.01.01.00	Lending Operations	7,634,083.21	3,265,541.23	1,192,917.99	4,402,857.92	3,648,863.60
00.0.0.01.03.00	Other	175,801.46	103,830.83	4,535.22	1,332,392.45	27,501.82
00.0.0.01.00.00	Total	7,809,884.67	3,369,372.06	1,197,453.21	5,735,250.37	3,676,365.42

7024 - CREDIT ASSIGNMENT

		Financial Institutions		Securitization Companies

Code	Description	Related Parties	Non-Related Parties	Related Parties	Non-Related Parties

00.0.0.01.01.00	Assignment of loan without co-obligation	-	-	-	7,994.79
00.0.0.01.02.00	Assignment of loan without co-obligation	-	-	-	12,154.29
00.0.0.01.00.00	Total	-	-	-	20,149.08

7025 - LENDING OPERATIONS PORTFOLIO BY AMOUNT AND RISK LEVEL

		AA		A		B

Code	Description	Quantity (by thousand)	Amount	Quantity (by thousand)	Amount	Quantity (by thousand)	Amount

00.0.0.01.01.00	Up to R$ 10,000.00	965.06	788,119.63	2,448.96	1,991,073.13	358.79	319,412.11
00.0.0.01.02.00	From R$ 10,000.00 to R$ 20,000.00	14.63	202,536.46	32.35	440,053.94	6.00	83,753.75
00.0.0.01.03.00	From R$ 20,000.00 to R$ 50,000.00	12.08	397,349.15	10.05	292,345.56	2.96	92,007.82
00.0.0.01.04.00	From R$ 50,000.00 to R$ 100,000.00	6.18	426,575.48	2.14	149,802.33	1.16	82,954.04
00.0.0.01.05.00	From R$ 100,000.00 to R$ 500,000.00	4.07	813,558.86	2.08	440,062.60	1.09	227,132.79
00.0.0.01.06.00	Over to R$ 500,000.00	1.87	7,371,056.95	0.99	3,690,146.23	0.40	1,164,516.26
00.0.0.01.00.00	Total	1,003.89	9,999,196.53	2,496.57	7,003,483.79	370.40	1,969,776.77

		C		D		E

Code	Description	Quantity (by thousand)	Amount	Quantity (by thousand)	Amount	Quantity (by thousand)	Amount

00.0.0.01.01.00	Up to R$ 10,000.00	176.00	188,332.03	59.90	93,935.41	43.11	63,370.76
00.0.0.01.02.00	From R$ 10,000.00 to R$ 20,000.00	3.32	45,214.64	2.11	29,033.27	1.26	17,452.06
00.0.0.01.03.00	From R$ 20,000.00 to R$ 50,000.00	1.29	38,550.86	0.87	25,540.84	0.48	14,014.39
00.0.0.01.04.00	From R$ 50,000.00 to R$ 100,000.00	0.40	27,894.44	0.23	15,634.32	0.10	7,189.08
00.0.0.01.05.00	From R$ 100,000.00 to R$ 500,000.00	0.37	78,913.84	0.12	23,502.28	0.06	9,825.75
00.0.0.01.06.00	Over to R$ 500,000.00	0.22	1,100,344.16	0.04	404,183.82	0.01	67,577.47
00.0.0.01.00.00	Total	181.60	1,479,249.97	63.27	591,829.94	45.02	179,429.51

		F		G		H

Code	Description	Quantity (by thousand)	Amount	Quantity (by thousand)	Amount	Quantity (by thousand)	Amount

00.0.0.01.01.00	Up to R$ 10,000.00	38.86	55,596.39	25.55	39,231.98	103.98	107,483.46
00.0.0.01.02.00	From R$ 10,000.00 to R$ 20,000.00	0.96	13,124.98	0.72	9,784.32	1.51	21,003.64
00.0.0.01.03.00	From R$ 20,000.00 to R$ 50,000.00	0.38	10,950.48	0.29	8,337.13	0.72	21,716.25
00.0.0.01.04.00	From R$ 50,000.00 to R$ 100,000.00	0.07	4,983.76	0.07	4,506.21	0.22	14,661.52
00.0.0.01.05.00	From R$ 100,000.00 to R$ 500,000.00	0.03	5,406.29	0.02	4,198.60	0.14	27,951.48
00.0.0.01.06.00	Over to R$ 500,000.00	0.01	14,166.65	0.01	42,093.31	0.05	160,162.77
00.0.0.01.00.00	Total	40.31	104,228.55	26.66	108,151.55	106.62	352,979.12

7026 - FIXED ASSETS

Code	Description	Prior Quarter	Additions	Reductions	Reference Quarter

00.0.1.01.00.00	Furniture and Equipment	4,462	-	2,354	2,108
00.0.1.02.00.00	Property and Equipment in process	191	-	191	-
00.0.1.03.00.00	Land and Buildings in Use	107,286	358	1,697	105,947
00.0.1.03.01.00	Land and Buildings	107,286	358	1,697	105,947
00.0.1.04.00.00	Furniture and Equipment	66,492	2,082	3,600	64,974
00.0.1.05.00.00	Other	169,858	15,993	15,187	170,664
00.0.1.00.00.00	Total	348,289	18,433	23,029	343,693

7027 - FUNDING BY MATURITY

		Maturity

Code	Description	No stated maturity	Up to 3 months	3 months to 1 year	1-3 years	3-5 years	5-15 years

00.0.1.01.00.00	Deposits	8,302,965	6,859,220	8,414,382	7,629,766	447,582	7,002
00.0.1.01.01.00	Demand Deposits	2,985,906	-	-	-	-	-
00.0.1.01.02.00	Time Deposits	-	6,410,014	7,408,096	7,348,520	447,487	7,002
00.0.1.01.03.00	Savings Deposits	5,315,438	-	-	-	-	-
00.0.1.01.04.00	Interbank Deposits	-	449,206	1,006,287	281,246	95	-
00.0.1.01.05.00	Foreign Deposits	1,620	-	-	-	-	-
00.0.1.02.00.00	Securities Sold Under Repurchase Agreements	-	11,357,126	24,185	-	-	-
00.0.1.03.00.00	Local Borrowings	-	89	260	332	311	113
00.0.1.04.00.00	Foreign Borrowings	-	1,009,541	1,454,614	576,409	22,552	11,199
00.0.1.05.00.00	Local Onlendings	-	361,974	954,559	1,595,251	767,999	543,659
00.0.1.06.00.00	Foreign Onlending	-	17,110	28,469	94,826	62,516	26,033
00.0.1.08.00.00	Subordinated Debt	-	34,559	-	-	-	1,485,803
00.0.1.00.00.00	Total	8,302,965	19,639,620	10,876,470	9,896,584	1,300,960	2,073,809

7028 – OPERATIONAL LIMITS

		Unibanco			Unibanco Financial Group			Unibanco Financial Economic Group

Code	Description	Required	Situation	Excess / Deficiency	Required	Situation	Excess / Deficiency	Required	Situation	Excess / Deficiency

00.0.0.01.0.0	Required Stockholders’ Equity Compatible with the Degree of Risk of Assets (Brazil index)	-	-	-	6,846,132	9,558,561	2,712,429	7,545,591	10,083,666	2,538,075
00.0.0.01.01.00	Credit Risk	-	-	-	5,723,971	-	-	6,423,532	-	-
00.0.0.01.02.0	Exchange Rate Market Risk	-	-	-	977,385	-	-	977,385	-	-
00.0.0.01.03.00	Interest Rate Market Risk	-	-	-	144,776	-	-	144,675	-	-
00.0.0.02.00.00	Fixed Assets Ratio	-	-	-	4,758,163	4,533,247	224,916	5,020,158	1,300,285	3,719,873
00.0.0.03.00.00	Minimum Regulatory Stockholders' Equity Required	800,840	9,060,635	8,259,795	-	-	-	-	-	-
00.0.0.04.00.00	Minimum Regulatory Capital Required	800,840	5,000,000	4,199,160	-	-	-	-	-	-

7029 - MAIN BRANCHES FINANCIAL INFORMATION

Item	Branch Code	Branch Name	Assets	Liabilities	Net Income (Loss) for the Period

					(+/-)

1	5385500	Patriarca	59,654,680.12	52,104,933.25	(191,249.38)
2	80026000	Cayman	7,232,065.19	6,663,742.23	52,075.48
3	80085500	Nassau	5,662,086.55	5,325,531.22	142,685.01
4	8902700	Business Center Paulista	2,196,883.87	2,245,578.98	(48,695.11)
5	9631700	Business Center Rio	1,035,099.67	1,044,894.78	(9,795.11)
6	9607400	Business Center Santo Amaro	488,573.54	488,100.43	473.11
7	5733800	Carijós	398,310.88	408,483.86	(10,172.98)
8	14465600	Marechal - Curitiba	254,480.74	258,150.23	(3,669.49)
9	3331500	Sete de Setembro	242,570.14	242,938.19	(368.05)
10	1266000	Campinas Centro	173,584.97	175,467.66	(1,882.69)

7030 - CHARGES AND TAXES

Code	Description	Total

00.0.0.01.01.00	Social Security	79,448.98
00.0.0.01.02.00	Private Retirement	5,858.34
00.0.0.01.03.00	FGTS (Government Severance Indemnity Fund for Employees)	25,932.90
00.0.0.01.05.00	Compensation for Hired Employees	7,835.00
00.0.0.01.06.00	Labor Insurance Claims Premiums	2,780.27
00.0.0.01.07.00	Other Employees Benefits	46,503.44
00.0.0.01.00.00	TOTAL CHARGES	168,358.93
00.0.0.02.01.00	IOF (Tax on Financial Operations)	74,508.40
00.0.0.02.02.00	Income Taxes	308,464.98
00.0.0.02.03.00	CPMF (Tax on Financial Debts on Demand Accounts)	357,081.09
00.0.0.02.04.00	PIS/PASEP (Employee’s Profit Participation Program)	8,541.76
00.0.0.02.05.00	Taxes for Social Security Financing	52,564.67
00.0.0.02.06.00	ISS (Municipal Services Tax)	16,746.28
00.0.0.02.07.00	Other	11,725.87
00.0.0.02.00.00	TOTAL TAXES	829,633.05

7031 – CORRESPONDENT BANKS TRANSACTIONS

		For the Reference Quarter

Code	Description	Quantity (by thousand)	Transaction

00.0.0.01.01.00	Demand Deposits	462,626.00	2,744,942.23
00.0.0.01.06.00	Collections	51,681.00	101,955.20
00.0.0.01.00.00	Total	514,307.00	2,846,897.43

7032 - CHANGES ON CLIENT DEMAND ACCOUNTS BY CHECK AND ELECTRONIC TRANSACTIONS

Code	Description	Quantity (in Unit)	Transaction

00.0.1.01.00.00	Clearing Check	29,114,320	14,470,881.94
00.0.1.01.01.00	Conventional System	50,492	31,173.98
00.0.1.01.02.00	Electronic System	29,063,828	14,439,707.96
00.0.1.02.00.00	Electronic Draft	86,889	43,218.89
00.0.1.03.00.00	Electronic Transfers	149,379	881,047.54
00.0.1.04.00.00	Electronic Collection	17,240,379	14,321,024.15
00.0.1.00.00.00	Total	46,590,967	29,716,172.52

7033 – REPORT OF INDEPENDENT ACCOUNTANTS ON THE LIMITED REVIEW

To the Management and Stockholders
Unibanco - União de Bancos Brasileiros S.A.

1	We have carried out a limited review of the accompanying individual and consolidated balance sheets (IFT) of Unibanco - União de Bancos Brasileiros S.A., for the quarter ended September 30, 2004, and of the related statements of income, of changes in stockholders' equity and of changes in financial position, as well as the accountig information in the notes to the financial statements (exhibits 7002 to 7009 and 7014). These financial statements are the responsibility of the Bank's management.

2	Our review was carried out in conformity with specific standards established by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accounting Council (CFC), and mainly comprised: (a) inquires of and discussions with management responsible for the accounting, financial and operating areas of the Bank with regard to the main criteria adopted for the preparation of the quarterly information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the Bank's financial position and its operations.

3	Based on our limited review, we are not aware of any significant adjustments which should be made to the quarterly information referred to above in order that such information be stated in conformity with accounting practices adopted in Brazil applicable to the preparation of quarterly information, consistent with the Brazilian Central Bank regulations.

4	The Quarterly Information (IFT) also includes accounting information presented in order to provide supplementary information on the Bank, required by the Brazilian Central Bank, on the combined financial statements referred to as "Financial Conglomerate" and "Economic-Financial Consolidated (CONEF)", comprising the combined balance sheet as of September 30, 2004 of the Financial Conglomerate and Economic-Financial Consolidated (CONEF) and the combined statements of income and of changes in financial position of the Financial Conglomerate for the quarter then ended (exhibits 7010 to 7013). These combined financial statements have been submitted to the same review procedures described in paragraph 2 and, based on our review, we are not aware of any significant adjustments which should be made for these financial statements to be presented in conformity with the standards issued by the Brazilian Central Bank.

5	The limited review of the Quarterly Financial Information (IFT) was carried out with the purpose of issuing a report on the overall financial statements referred to in paragraph 1. Exhibits 7016 to 7032, 7034, 7035, 7038 and 7039, which are part of this IFT, are being presented to provide supplementary information on the Bank, required by the Brazilian Central Bank, and are not required as a part of the financial statements. The accounting information included in these exhibits has been submitted to the same audit procedures described in paragraph 2 and, based on the adoption of these limited review procedures, we are not aware of any significant adjustments which should be made for this accounting information to be presented in conformity with the overall financial information referred to in paragraph 1.

São Paulo, November 8, 2004

PricewaterhouseCoopers Auditores Independentes CRC 2SP000160/O-5

Paulo Sergio Miron Contador CRC 1SP173647/O-5

7034 - PROVISIONS

Code	Description	Prior Quarter	Additions	Reductions	Reference Quarter

00.0.0.01.00.00	ASSETS	923,449.27	106,487.10	171,988.93	857,947.44
00.0.0.01.06.00	Lending Operations	867,596.19	104,172.21	171,985.47	799,782.93
00.0.0.01.08.00	Other Credits	25,069.19	2,314.89	-	27,384.08
00.0.0.01.09.00	Investments	30,783.89	-	3.46	30,780.43
00.0.0.04.00.00	LIABILITIES	1,022,156.34	139,622.81	133,442.79	1,028,336.36
00.0.0.04.03.00	Labor Contingencies	533,156.39	69,453.00	107,206.59	495,402.80
00.0.0.04.04.00	Other Civil Contingencies	288,435.30	19,530.82	26,236.20	281,729.92
00.0.0.04.05.00	Other Contingencies	200,564.65	50,638.99	-	251,203.64

7035 - CAPITAL

Code	Description	Number of Shares (thousand)

00.0.1.00.00.00	Shares	1,408,858.33
00.0.1.01.00.00	Capital	1,396,114.22
00.0.1.01.01.00	Common Shares - Local Residents	751,915.48
00.0.1.01.02.00	Common Shares - Foreign Residents	3,742.69
00.0.1.01.03.00	Preferred Shares - Local Residents	172,674.83
00.0.1.01.04.00	Preferred Shares - Foreign Residents	467,781.22
00.0.1.02.00.00	Treasury Shares	12,744.11
00.0.1.02.02.00	Preferred Shares	12,744.11

7036 - CASH DIVIDENDS PAID

Item	Approval Date	Kind of Remuneration	Beginning of Payment	Share	Remuneration per Share/Quota

7037 - CHANGES ON CAPITAL IN THE REFERENCE PERIOD

Item	Change Date	Capital	Change Amount	Shares Amount

7038 - COMMITMENTS AND GUARANTEES

Code	Description	Prior Quarter	Additions	Reductions	Reference Quarter

00.0.0.01.00.00	Guarantees Provided	3,348,073.34	360,909.16	231,598.76	3,477,383.74
00.0.0.01.01.00	Financial Institutions Authorized to
	Operate by Brazilian Central Bank	118,070.86	31,842.74	559.56	149,354.04
00.0.0.01.02.00	Individuals and Non-Financial
	Companies	656,874.91	252,091.13	-	908,966.04
00.0.0.01.03.00	Other	2,573,127.57	76,975.29	231,039.20	2,419,063.66
00.0.0.02.00.00	Co-Obligation for Credit Assignment	3,956.01	7,994.79	7,964.47	3,986.33
00.0.0.02.01.00	Financial Institutions Authorized to
	Operate by Brazilian Central Bank	3,956.01	7,994.79	7,964.47	3,986.33

7039 - ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCY

Code	Description	Head Office and Local Branches	Foreign Branches	Total

00.0.0.01.00.00	ASSETS	2,819,399	8,031,585	10,850,983
00.0.0.01.01.00	Cash And Due From Banks	287,994	74,197	362,191
00.0.0.01.02.00	Marketable Securities	-	6,084,912	6,084,912
00.0.0.01.03.00	Lending Operations	-	1,696,587	1,696,587
00.0.0.01.04.00	Other Credits	2,531,405	175,888	2,707,293
		3,731,600	6,517,322	10,248,923
00.0.0.04.00.00	LIABILITIES	1,620	1,034,631	1,036,251
00.0.0.04.01.00	Deposits	1,772,916	2,910,803	4,683,720
00.0.0.04.02.00	Other Funding	1,957,064	1,404,613	3,361,676
00.0.0.04.03.00	Borrowings	-	1,167,275	1,167,275
00.0.0.04.07.00	Subordinated Debt	2,819,399	8,031,585	10,850,983

		By Currency

Code	Description	Dollar	Euro	Pound	Swiss Franc	Yen	Other

00.0.0.01.00.00	ASSETS	10,588,152	188,525	3,446	6,026	53,606	11,228
00.0.0.01.01.00	Cash And Due From Banks	246,964	75,844	2,905	5,797	20,793	9,888
00.0.0.01.02.00	Marketable Securities	6,079,748	5,164	-	-	-	-
00.0.0.01.03.00	Lending Operations	1,692,439	4,148	-	-	-	-
00.0.0.01.04.00	Other Credits	2,569,001	103,369	541	229	32,813	1,340
		9,698,182	444,558	1,994	27,532	55,329	21,328
00.0.0.04.00.00	LIABILITIES	1,035,513	737	-	-	-	-
00.0.0.04.01.00	Deposits	4,281,400	341,849	1,522	2,731	52,431	3,786
00.0.0.04.02.00	Other Funding	3,213,992	101,971	472	24,802	2,897	17,542
00.0.0.04.03.00	Borrowings	1,167,275	-	-	-	-	-
00.0.0.04.07.00	Subordinated Debt	10,588,152	188,525	3,446	6,026	53,606	11,228

7040 - COMMENTS ON PERFORMANCE AND PROSPECTS

Net Income and Stockholders’ Equity

The third quarter of 2004 net income amounted to R$327 million. Stockholders’ equity, in September 2004, stood at R$7,932 million.

Assets

Unibanco’s consolidated total assets reached R$84,068 million on September 30th, 2004.

Marketable Securities

The sale of securities and the write-off of a debenture, classified as available for sale, generated realized pre-tax losses of R$23 million in the third quarter of 2004.

Trading securities are acquired with the purpose of being actively and frequently traded. Unrealized gains and losses due to market value adjustments are recognized in the income statement.

Securities available for sale are acquired with the purpose of being traded, without the frequency of trading securities or the intention to hold to maturity, as a result of interest rate fluctuations, changes in payment conditions or other factors. Securities available for sale are adjusted at market value, recorded in a separate stockholders’ equity account.

Unibanco classifies as held to maturity those securities which it has the intention and the financial capability to keep in the portfolio until maturity. They are accounted for at their acquisition cost plus accrued interests.

The market value of such securities stood at R$5,621 million as of September 30th, 2004. The weighted average spread of this portfolio, funded by third parties, was 4.9% per annum in September 2004.

Loan Portfolio

Loans to individuals posted 4.8% growth in the quarter, with special emphasis to the growth of 10.1% in the quarter for the portfolio in the finance companies.

Total corporate loan portfolio posted 0.5% growth in the quarter. Small and micro companies loan portfolio posted significant growth: 13.8% quarter to quarter. The Real appreciation in the quarter was the main contributor to the 2.5% reduction in the balance of large corporate loans. US dollar-indexed corporate loans portfolio was kept fairly stable in the quarter, to US$1,909 million (R$5,932 million) as of June, 2004 from US$1,886 million (R$5,391 million) as of September 2004.

Total loan portfolio reached R$30,667 million as of September 2004.

As of September 2004, the balance for the consolidated allowance for loan losses totaled R$1,430 million, representing 4.7% of the portfolio, and composed of:

R$610 million according to Resolution 2682, related to overdue credits;
R$610 million according to risk parameters of Resolution 2682, related to falling due credits;
R$210 million based on more conservative percentages than those required by the Regulatory Authority.

Funding

As of September 30th, 2004, Unibanco’s overall funding reached R$99,741 million, including R$32,654 million in investment funds and assets under management.

Funds and portfolios managed by UAM – Unibanco Asset Management reached R$32,654 million by the end of September 2004.

In the third quarter of 2004, time deposits in domestic currency reached R$21,200 million. The R$627 million growth in the balance of “SuperPoupe”, a time deposit certificate designed for retail clients, with a larger spread than that of traditional time deposits, stood out in the period.

Funding in foreign currency posted 7.8% drop quarter to quarter, totaling R$14,819 million at the end of September 2004, mainly due to the Real appreciation during the period.

Capital Adequacy and Fixed Assets Ratios

The BIS ratio stood at 15.4%, above the minimum required by the Brazilian Central Bank of 11%.

In September 2004, the Fixed Asset ratio stood at 47.8%.

Performance Overview

Results

Investments abroad totaled R$2,0 billion at the end of September 2004.

The exchange rate fluctuation on investments abroad is not deductible and not taxable. This impact was offset by a hedge against fiscal effects, which had a positive impact in the financial margin.

Fees from Services Rendered

Total fees reached R$829 million in the third quarter of 2004.

Banking fees and other fees and commissions reached R$408 million in the third quarter of 2004. Fee revenues from the credit card business reached R$321 million in the third quarter of 2004.

Fee revenues from assets under management reached R$100 million in the third quarter of 2004.

The ratio of fee revenues over personnel and administrative expenses (recurrent revenues and expenses) increased to 64.7% in the nine months of 2004.

Other Operating Income and Expenses

In the third quarter of 2004, other operating income and expenses account presented R$211 million expenses.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 24, 2004

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By:	/s/ Ney Ferraz Dias
Ney Ferraz Dias
Investor Relations Officer